Exhibit 2.1

EXECUTION VERSION

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT MARKED WITH
“[***]” HAVE BEEN REDACTED IN ACCORDANCE WITH
ITEM 601(b)(2)(ii) OF REGULATION S-K.

AGREEMENT AND PLAN OF MERGER

by and among

AMCOR PLC,

AURORA SPIRIT, INC.

and

BERRY GLOBAL GROUP, INC.

dated as of November 19, 2024

TABLE OF CONTENTS

Page

Article I
THE MERGER

Section 1.1.	The Merger	2
Section 1.2.	Closing	2
Section 1.3.	Effective Time	2
Section 1.4.	Effects of the Transaction	2
Section 1.5.	Intended Tax Treatment	2

Article II
CERTAIN GOVERNANCE MATTERS

Section 2.1.	Board of Directors of Amcor	3
Section 2.2.	Chief Executive Officer of Amcor	3
Section 2.3.	Integration Planning	3
Section 2.4.	Organizational Documents; Merger Sub Arrangements	3

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF BERRY; EXCHANGE OF CERTIFICATES

Section 3.1.	Effect of Merger	4
Section 3.2.	Exchange of Shares and Certificates	8
Section 3.3.	Certain Adjustments	11
Section 3.4.	Further Assurances	12

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1.	Representations and Warranties of Berry	12
Section 4.2.	Representations and Warranties of Amcor	32

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1.	Conduct of Business	53
Section 5.2.	No Solicitation by Berry	67
Section 5.3.	No Solicitation by Amcor	70

i

INDEX OF DEFINED TERMS

Defined Term	Reference

2012 Plan	Section 9.3(t)
2015 Plan	Section 9.3(t)
Accrued Unvested Berry Option DERs	Section 3.1(b)(iii)
Action	Section 4.1(k)
affiliate	Section 9.3(a)
Agreement	Preamble
Amcor	Preamble
Amcor Alternative Transaction	Section 5.3(c)
Amcor Benefit Plan	Section 9.3(d)
Amcor Board Recommendation	Section 6.1(e)
Amcor Disclosure Letter	Section 4.2(a)
Amcor Environmental Permits	Section 4.2(t)
Amcor Equity Awards	Section 9.3(e)
Amcor Filed SEC Documents	Section 4.2(a)
Amcor Financial Statements	Section 4.2(e)(iii)
Amcor Foreign Plan	Section 4.2(m)
Amcor Intervening Event	Section 5.3(d)
Amcor Material Contracts	Section 4.2(s)
Amcor Material Customer	Section 4.2(y)
Amcor Material Supplier	Section 4.2(y)
Amcor Option	Section 9.3(g)
Amcor Ordinary Shares	Section 4.2(c)(i)(A)
Amcor Owned IP	Section 4.2(p)
Amcor Performance Rights	Section 9.3(h)
Amcor Permits	Section 4.2(i)
Amcor Preferred Shares	Section 4.2(c)(i)(A)
Amcor PSU Award	Section 9.3(i)
Amcor Recommendation Change	Section 5.3(d)
Amcor Registered IP	Section 4.2(p)
Amcor RSU Award	Section 9.3(j)
Amcor SEC Documents	Section 4.2(e)(ii)
Amcor Shareholder Resolution	Section 4.2(t)
Amcor Shareholders Meeting	Section 6.1(e)
Amcor Superior Proposal	Section 5.3(c)
Amcor Tax Certificate	Section 9.3(k)
Amcor Termination Fee	Section 8.2(d)
Amcor Third Party	Section 5.3(c)
Amcor Title IV Plan	Section 4.2(l)(vi)
Amcor Triggering Event	Section 9.3(l)
Anti-Corruption Laws	Section 9.3(c)
Antitrust Laws	Section 4.1(b)(iii)
Applicable Law	Section 4.1(h)
Berry	Preamble

Berry 2025 Euro Notes	Section 9.3(q)
Berry 2025 Euro Notes Repayment	Section 5.1(h)
Berry Alternative Transaction	Section 5.2(c)
Berry Benefit Plan	Section 9.3(m)
Berry Board Recommendation	Section 6.1(d)
Berry Book-Entry Share	Section 3.2(c)
Berry Borrower	Section 9.3(m)
Berry Certificate	Section 3.2(b)
Berry Common Stock	Section 4.1(c)(i)
Berry Credit Facilities	Section 9.3(p)
Berry Credit Facility Payoff Letters	Section 5.1(d)(xi)
Berry DERs	Section 3.1(b)(i)(1)
Berry Disclosure Letter	Section 4.1
Berry Environmental Permits	Section 4.1(s)
Berry Equity Awards	Section 3.1(b)(vi)
Berry Filed SEC Documents	Section 4.1
Berry Financial Statements	Section 4.1(e)(ii)
Berry Foreign Plan	Section 4.1(l)(ix)
Berry Interim Refinancing	Section 5.1(d)(ix)
Berry Intervening Event	Section 5.3
Berry Material Contracts	Section 4.1(r)
Berry Material Customer	Section 4.1(x)
Berry Material Supplier	Section 4.1(x)
Berry Note Offers and Consent Solicitations	Section 5.1(e)(i)
Berry Notes	Section 9.3(q)
Berry Option	Section 3.1(b)(ii)
Berry Owned IP	Section 4.1(o)
Berry Permits	Section 4.1(h)
Berry Preferred Stock	Section 4.1(c)(i)
Berry PSU Award	Section 3.1(b)(i)(2)
Berry Recommendation Change	Section 5.2(d)
Berry Registered IP	Section 4.1(o)
Berry Revolving Credit Facility	Section 9.3(r)
Berry RSU Award	Section 3.1(b)(i)
Berry SEC Documents	Section 4.1(e)(i)
Berry Second Lien Notes	Section 9.3(s)
Berry Stock Plans	Section 9.3(t)
Berry Stockholder Approval	Section 4.1(u)
Berry Stockholders Meeting	Section 6.1(d)
Berry Superior Proposal	Section 5.2(c)
Berry Supplemental Indenture	Section 5.1(e)(i)
Berry Tax Certificate	Section 9.3(u)
Berry Term Loan	Section 9.3(m)
Berry Termination Fee	Section 8.2(c)(i)
Berry Third Party	Section 5.2(c)
Berry Title IV Plan	Section 4.1(l)(v)

Berry Triggering Event	Section 9.3(w)
BGI	Section 9.3(m)
Business Day	Section 9.3(x)
Canadian Borrower	Section 9.3(m)
Certificate of Merger	Section 1.3
Change	Section 9.3(qq)
Chosen Courts	Section 9.13
Clean Team Agreement	Section 9.3(y)
Closing	Section 1.2
Closing Date	Section 1.2
Closing-Year Bonus	Section 6.9(c)
COBRA	Section 4.1(l)(ii)
Code	Section 9.3(z)
Companies Law	Section 9.3(aa)
Confidentiality Agreement	Section 5.2(a)
Consent Solicitations	Section 5.1(e)(i)
Continuation Period	Section 6.9(a)
Continuing Employees	Section 6.9(a)
Contract	Section 9.3(bb)
control	Section 9.3(d)
Court of Chancery	Section 9.13
Customarily Redacted	Section 9.3(cc)
D&O Indemnified Parties	Section 6.4(a)
Debt Commitment Letter	Section 4.2(y)(i)
Debt Fee Letters	Section 4.2(y)(i)
Debt Financing	Section 4.2(y)(i)
Debt Financing Letters	Section 4.2(y)(i)
Debt Offer Documents	Section 5.1(e)(i)
Definitive Debt Agreements	Section 5.1(d)(iii)
Derivative Transaction	Section 9.3(dd)
DGCL	Section 1.1
Effective Time	Section 1.3
Enforceability Exceptions	Section 4.1(b)(i)
Environmental Laws	Section 9.3(ee)
ERISA	Section 9.3(ff)
ERISA Affiliate	Section 9.3(gg)
Excess Shares	Section 3.1(c)
Exchange Act	Section 4.1(b)(iii)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Exchange Ratio	Section 3.1(a)(i)
Ex-Im Laws	9.3(gg)
Federal Court	Section 9.13
Financing Costs	Section 5.1(d)(v)
Financing Sources	Section 9.3(jj)
Five Percent Shareholder	Section VII

v

Foreign Investment Laws	Section 4.1(b)(iii)
Form S-4	Section 4.2(c)
GAAP	Section 4.1(e)(ii)
Governmental Entity	Section 4.1(b)(iii)
Hazardous Materials	Section 9.3(kk)
HHNF Spinoff	Section 9.3(ll)
HSR Act	Section 4.1(b)(iii)
Intellectual Property	Section 9.3(mm)
Intended Tax Treatment	Section 1.5
IRS	Section 4.1(l)(i)
IT Assets	Section 9.3(nn)
Joint Proxy Statement/Prospectus	Section 4.1(b)(iii)
knowledge	Section 9.3(oo)
Labor Agreement	Section 9.3(pp)
Liens	Section 4.1(b)(ii)
Material Adverse Effect	Section 9.3(qq)
Maximum Amount	Section 6.4(c)
Measurement Date	Section 4.1(c)(i)
Merger	Section 1.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	Section 9.3(ss)
NYSE	Section 3.1(c)
Offers to Exchange	Section 5.1(e)(i)
Offers to Purchase	Section 5.1(e)(i)
Order	Section 9.3(tt)
Outside Counsel Only Material,	Section 6.3(b)
Outside Date	Section 8.1(b)(iii)
Payoff Documentation	Section 9.3(uu)
PBGC	Section 4.1(l)(v)
Permitted Liens	Section 9.3(vv)
person	Section 9.3(vv)
personal data	Section 9.3(xx)
Personal Data	Section 9.3(xx)
personal information	Section 9.3(xx)
personally identifiable information	Section 9.3(xx)
Prohibited Modification	Section 5.1(d)(i)
Redemption Documentation	Section 9.3(yy)
Release	Section 9.3(zz)
Representatives	Section 9.3(aaa)
Required Amount	Section 9.3(bbb)
Sanctioned Country	Section 9.3(ccc)
Sanctioned Person	Section 9.3(ddd)
Sanctions	Section 9.3(eee)
Sarbanes-Oxley Act	Section 4.1(e)(i)
Section 314(d) Opinion	Section 5.1(e)(i)

Section 314(d) Opinion Provider	Section 5.1(e)(i)
Securities Act	Section 4.1(e)(i)
Share Issuance	Section 4.2(c)
Subject Courts	Section 9.14
Subsidiary	Section 9.3(fff)
Surviving Corporation	Section 1.1
Swap Contract	Section 9.3(ggg)
Swap Transaction	Section 9.3(hhh)
Tax Opinion	Section 9.3(lll)
Tax Opinion Counsel	Section 9.3(mmm)
Tax Return	Section 9.3(iii)
Taxes	Section 9.3(jjj)
Taxing Authority	Section 9.3(kkk)
Trade Controls	Section 4.1(j)
Trade Secrets	Section 9.3(oo)
UK Borrower	Section 9.3(m)
WARN	Section 9.3(lll)
Willful Breach	Section 9.3(ppp)
Withholding Agent	Section 3.2(j)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 19, 2024 (this “Agreement”), by and among Amcor plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (“Amcor”), Aurora Spirit, Inc., a Delaware corporation (“Merger Sub”), and Berry Global Group, Inc., a Delaware corporation (“Berry”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Amcor and Berry have deemed it advisable and in the best interests of their respective corporations and stockholders that Amcor and Berry engage in the transactions contemplated by this Agreement, including the Merger, subject to the terms and conditions set forth herein;

WHEREAS, the Board of Directors of Amcor has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Share Issuance, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Share Issuance, are fair to, and in the best interests of, Amcor and the shareholders of Amcor, (c) resolved to recommend the approval of the Share Issuance to the shareholders of Amcor, on the terms and subject to the conditions set forth in this Agreement, and (d) directed that the Share Issuance be submitted to the shareholders of Amcor for approval;

WHEREAS, the Board of Directors of Berry has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Berry and the stockholders of Berry, (c) resolved to recommend the adoption of this Agreement to the stockholders of Berry, on the terms and subject to the conditions set forth in this Agreement, and (d) directed that this Agreement be submitted to the stockholders of Berry for adoption;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and has resolved to recommend to its sole stockholder the adoption of this Agreement; and

WHEREAS, immediately following the execution of this Agreement, Amcor, as the sole stockholder of Merger Sub, will adopt and approve this Agreement and the transactions contemplated by this Agreement, including the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

Article I
THE MERGER

Section 1.1.          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into Berry (the “Merger”) at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and Berry shall continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and a wholly owned Subsidiary of Amcor, and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

Section 1.2.          Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) on the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions); provided that the Closing may occur at such other time, date or place as may be agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.3.          Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Certificate of Merger”) with respect to the Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed by the parties and specified in the Certificate of Merger (the “Effective Time”).

Section 1.4.          Effects of the Transaction. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

Section 1.5.          Intended Tax Treatment. Each of the parties hereto intends for U.S. federal income tax purposes that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) Amcor and Berry will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (c) the Merger will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Amcor following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) (clauses (a)-(c), collectively, the “Intended Tax Treatment”), and that this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder.

Article II
CERTAIN GOVERNANCE MATTERS

Section 2.1.          Board of Directors of Amcor. Amcor shall take all necessary actions to cause, effective as of the Effective Time, the Board of Directors of Amcor to consist of eleven (11) directors, of whom four (4) directors shall be Berry Designees and the remainder shall be existing members of the Board of Directors of Amcor as of immediately prior to the Effective Time.

(a)         The Chair of the Board of Directors of Amcor immediately prior to the Effective Time shall remain the Chair of the Board of Directors of Amcor immediately subsequent to the Effective Time.

(b)         Amcor shall take all necessary actions to cause, effective as of the Effective Time, Stephen E. Sterrett be named the Deputy Chairperson of the Board of Directors of Amcor immediately subsequent to the Effective Time.

Section 2.2.          Chief Executive Officer of Amcor. The Chief Executive Officer of Amcor immediately prior to the Effective Time shall remain the Chief Executive Officer of Amcor immediately subsequent to the Effective Time.

Section 2.3.          Integration Planning. As promptly as reasonably practicable after the date of this Agreement, the Chief Executive Officer of Amcor and the Chief Executive Officer of Berry and such other individuals as shall be jointly designated by the Chief Executive Officer of Amcor and the Chief Executive Officer of Berry will, in good faith and subject to Applicable Law, use reasonable efforts to develop a post-closing integration plan. Neither party shall have control over any other party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain in the hands of the relevant party, in each case subject to the terms and conditions of this Agreement.

Section 2.4.          Organizational Documents; Merger Sub Arrangements.

(a)         At the Effective Time, the Certificate of Incorporation of the Surviving Corporation and the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be in the form of the Certificate of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Corporation shall be “Berry Global Group, Inc.” and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance with their respective terms and with Applicable Law.

(b)         The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the charter and bylaws of the Surviving Corporation and the DGCL.

(c)         The officers of Berry immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the bylaws of the Surviving Corporation.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF BERRY; EXCHANGE OF CERTIFICATES

Section 3.1.            Effect of Merger.

(a)            Conversion of Berry Common Stock and Merger Sub Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Amcor, Berry, Merger Sub or the holders of capital stock or shares (as applicable) of Amcor, Berry or Merger Sub:

(i)            Each issued and outstanding share of Berry Common Stock (other than any shares of Berry Common Stock to be canceled pursuant to Section 3.1(a)(ii)) shall be converted into the right to receive 7.25 (the “Exchange Ratio”) fully paid and nonassessable Amcor Ordinary Shares (and, if applicable, cash in lieu of fractional shares of Berry Common Stock payable in accordance with Section 3.1(c)) (the “Merger Consideration”). As of the Effective Time, all such shares of Berry Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a Berry Certificate or Berry Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

(ii)           Each share of Berry Common Stock held in the treasury of Berry immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)          Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Surviving Corporation.

(b)            Treatment of Berry Equity Awards.

(i)            Berry RSU Awards. Each award of time-based vesting restricted stock units relating to Berry Common Stock (each, a “Berry RSU Award”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof:

(1)            if such Berry RSU Award is or becomes vested at the Effective Time pursuant to its terms, be cancelled and converted into the right to receive a (A) number of Amcor Ordinary Shares equal to the product, rounded down to the nearest whole number of shares, of (I) the number of shares of Berry Common Stock subject to such Berry RSU Award immediately prior to the Effective Time, and (II) the Exchange Ratio, less applicable Tax withholding, and (B) a cash amount equal to the dividend equivalents (“Berry DERs”) (if any) related to such Berry RSU Award immediately prior to the Effective Time, less applicable Tax withholding, in each case of clauses (A) and (B), payable through the payroll of Amcor or its applicable Subsidiaries promptly following the Effective Time and in any event no later than five (5) Business Days following the Effective Time; provided that, notwithstanding anything to the contrary contained in this Agreement, any payment pursuant to this Section 3.1(b)(i)(1) in respect of any such Berry RSU Award which constitutes “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code; or

(2)            if such Berry RSU Award is not covered by Section 3.1(b)(i)(1), be converted into (A) an Amcor RSU Award, relating to a number of Amcor Ordinary Shares equal to the product, rounded down to the nearest whole number of shares, of (I) the number of shares of Berry Common Stock subject to such Berry RSU Award immediately prior to the Effective Time, and (II) the Exchange Ratio, and (B) an amount in restricted cash equal to the amount that is accrued but unpaid with respect to Berry DERs related to such Berry RSU Award immediately prior to the Effective Time, in each case of clauses (A) and (B), with the same terms and conditions that applied to such Berry RSU Award immediately prior to the Effective Time (including vesting and dividend equivalent rights). Notwithstanding the foregoing, in the event that any Continuing Employee who holds Amcor RSU Awards pursuant to this Section 3.1(b)(i)(2) resigns during the one-year period immediately following the Closing as a result of their principal place of employment being involuntarily relocated to a geographical location that is greater than fifty (50) miles from such Continuing Employee’s principal place of employment immediately prior to the Effective Time (unless such Continuing Employee is offered a fully remote work arrangement), then any such Amcor RSU Awards held by such Continuing Employee pursuant to this Section 3.1(b)(i)(2) shall immediately become fully vested.

(ii)            Berry PSU Awards. Each award of performance-based vesting restricted stock units relating to Berry Common Stock (each, a “Berry PSU Award”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof be assumed and converted into (or cancelled and replaced by) (1) an Amcor RSU Award, relating to a number of Amcor Ordinary Shares equal to the product, rounded down to the nearest whole number of shares, of (A) the number of shares of Berry Common Stock subject to such Berry PSU Award immediately prior to the Effective Time (with such number of shares of Berry Common Stock determined based upon Actual Performance through the Effective Time), and (B) the Exchange Ratio, and (2) an amount in restricted cash equal to the value of any Berry DERs related to such Berry PSU Award immediately prior to the Effective Time, in each case of clauses (1) and (2) with the same terms and conditions (including service-based vesting and dividend equivalent rights but excluding performance-based vesting conditions and cash settlement features) that applied to such Berry PSU Award immediately prior to the Effective Time. Notwithstanding the foregoing, in the event that any Continuing Employee who holds Amcor RSU Awards pursuant to this Section 3.1(b)(ii)(2) resigns during the one-year period immediately following the Closing as a result of their principal place of employment being involuntarily relocated to a geographical location that is greater than fifty (50) miles from such Continuing Employee’s principal place of employment immediately prior to the Effective Time (unless such Continuing Employee is offered a fully remote work arrangement), then any such Amcor RSU Awards held by such Continuing Employee pursuant to this Section 3.1(b)(ii)(2) shall immediately become fully vested.

(iii)           Berry Options.

(1)            Immediately prior to the Effective time, each outstanding compensatory option to acquire shares of Berry Common Stock (each, a “Berry Option”) that is then vested at such time or that would otherwise vest in accordance with its terms within the twelve (12)-month period following the Effective Time (each a “Vested Berry Option”) shall, automatically and without any action on the part of the holder thereof, be canceled and converted into the right to receive (A) that number of Amcor Ordinary Shares (rounded down to the nearest whole share and less applicable tax withholding) equal to the quotient of (x) the product of (I) the excess, if any, of the Merger Consideration Value over the per share exercise price of the applicable Vested Berry Option, multiplied by (II) the number of shares of Berry Common Stock subject to such Vested Berry Option immediately prior to the Effective Time, divided by (y) the Amcor Closing Price and (B) a cash amount equal to the amount accrued but unpaid with respect to any Berry DERs that correspond to such Vested Berry Option which shall be paid through the payroll of Amcor or its applicable Subsidiary promptly following the Effective Time and in any event no later than five (5) Business Days following the Effective Time. For the avoidance of doubt, any Vested Berry Option with an exercise price that is in excess of the Merger Consideration Value shall, upon the Effective Time, be cancelled without consideration other than any accrued but unpaid Berry DERs as set forth above.

(2)            Each Berry Option that is outstanding immediately prior to the Effective Time that is not a Vested Berry Option (each an “Unvested Berry Option”) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed and converted into (or cancelled and replaced by) (1) Amcor Option award (in either case, an “Amcor Converted Option Award”) (A) with respect to a number of Amcor Ordinary Shares (rounded down to the nearest share) equal to the product of (x) the number of shares of Berry Common Stock subject to the corresponding Unvested Berry Option award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) with an exercise price per Amcor Ordinary Share that is equal to the quotient of (x) the exercise price per share of Berry Common Stock subject to the corresponding Unvested Berry Option award immediately prior to the Effective Time, divided by (y) the Exchange Ratio (rounded up to the nearest cent) and (2) a restricted cash amount equal to the Berry DERs that are accrued and unpaid with respect to such Unvested Berry Option award immediately prior to the Effective Time (which shall be subject to the same terms and conditions that applied to the corresponding Unvested Berry Option award immediately prior to the Effective Time) (the “Accrued Unvested Berry Option DERs”). Each Amcor Converted Option Award shall be subject to the same terms and conditions that applied to the corresponding Unvested Berry Option award immediately prior to the Effective Time; provided, that any corresponding right to receive future dividend equivalents in excess of the Accrued Unvested Berry Option DERs on Unvested Berry Options shall be terminated as of the Effective Time in accordance with Section 3.1(b)(iv). Notwithstanding the foregoing, in the event that any Continuing Employee who holds Amcor Converted Option Awards pursuant to this Section 3.1(b)(iii) resigns during the one-year period immediately following the Closing as a result of their principal place of employment being involuntarily relocated to a geographical location that is greater than fifty (50) miles from such Continuing Employee’s principal place of employment immediately prior to the Effective Time (unless such Continuing Employee is offered a fully remote work arrangement), then any such Amcor Converted Option Awards held by such Continuing Employee pursuant to this Section 3.1(b)(iii) shall immediately become fully vested.

(iv)          Immediately prior to the Effective Time, the Board of Directors of Berry shall take all necessary and appropriate actions to terminate the Berry DER Plan and any future rights with respect thereto; provided, that such termination shall not impact any amounts that are accrued with respect to such Berry DERs prior to the Effective Time, which shall remain payable pursuant to their terms and the terms of this Agreement.

(v)           Applicable tax withholding with respect to any Berry Equity Award settled in Amcor Ordinary Shares at the Effective Time shall be accomplished through the withholding of Amcor Ordinary Shares with a value equal to the applicable tax withholding obligation based upon the weighted trading average price of Amcor Ordinary Shares on the five (5) Business Days before the Closing Date.

(vi)          Prior to the Effective Time, the Board of Directors of Berry or the appropriate committee thereof shall take, or cause to be taken, all necessary and appropriate action under the Berry Stock Plans (and the underlying grant, award or similar agreements) and will adopt resolutions providing for the treatment of the Berry RSU Awards, the Berry PSU Awards, the Berry Options and any related Berry DERs (collectively, the “Berry Equity Awards”) as contemplated by this Section 3.1(b) and such other resolutions as may be reasonably requested by Amcor to facilitate the termination or assumption of the Berry Stock Plans.

(vii)         As soon as practicable after the Effective Time, Amcor shall prepare and file with the SEC a registration statement on Form S-8 (or other applicable form) registering the Amcor Ordinary Shares necessary to fulfill Amcor’s obligations under this Section 3.1(b). From and after the Effective Time, Amcor shall take all corporate action necessary to reserve for issuance a sufficient number of Amcor Ordinary Shares for delivery with respect to the Berry Equity Awards assumed by it in accordance with this Section 3.1(b).

(c)            Fractional Shares. No fractional share of Amcor Ordinary Shares (or certificate or scrip representing the same) shall be issued upon the conversion or surrender for exchange of Berry Certificates or Berry Book-Entry Shares hereunder, and such fractional share interests shall not entitle the owner thereof to any Amcor Ordinary Shares or to vote or to any other rights of a holder of Amcor Ordinary Shares. Each holder of shares of Berry Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of an Amcor Ordinary Share (after taking into account all Berry Certificates and Berry Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as provided in this Section 3.1(c). As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full Amcor Ordinary Shares delivered to the Exchange Agent by Amcor for issuance to holders of Berry Certificates or Berry Book-Entry Shares over (ii) the aggregate number of full Amcor Ordinary Shares to be distributed to holders of Berry Certificates or Berry Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Berry Certificates and Berry Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”). The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Berry Certificates or Berry Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Berry Certificates or Berry Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Berry Certificates or Berry Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Berry Certificates or Berry Book-Entry Shares is entitled (after taking into account all Berry Certificates and Berry Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Berry Certificates or Berry Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Berry Certificates or Berry Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.1(c); provided that no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to this Section 3.1(c) until the surrender of such Berry Certificates or Berry Book-Entry Shares in accordance with this Article III. The payment of cash in lieu of fractional share interests pursuant to this Section 3.1(c) is not separately bargained-for consideration.

(d)           No Appraisal Rights. In accordance with Section 262 of the DGCL and the Companies Law, as applicable, no appraisal rights shall be available to holders of Berry Common Stock or Amcor Ordinary Shares in connection with the Merger.

Section 3.2.           Exchange of Shares and Certificates.

(a)            Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Amcor shall enter into a customary exchange agreement with its transfer agent (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 3.1(a)(i). Prior to or substantially concurrently with the Effective Time, Amcor shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article III through the Exchange Agent, book-entry shares representing (i) the full number of whole Amcor Ordinary Shares issuable pursuant to Section 3.1(a)(i) in exchange for outstanding shares of Berry Common Stock and (ii) a number of shares sufficient to pay the amount of cash, if any, holders of Berry Certificates or Berry Book-Entry Shares are entitled to be paid pursuant to Section 3.1(c), and Amcor shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Amcor Ordinary Shares pursuant to Section 3.2(d) (such Amcor Ordinary Shares provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”).

(b)            Letters of Transmittal and Instructions for Surrender. As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Amcor shall cause the Exchange Agent to mail to each holder of record of a certificate (a “Berry Certificate”) that immediately prior to the Effective Time represented outstanding shares of Berry Common Stock (i) a letter of transmittal (which shall specify that delivery of Berry Certificates shall be effected, and risk of loss and title to the Berry Certificates shall pass only upon proper delivery of the Berry Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as are reasonably acceptable to Amcor and Berry) and (ii) instructions (which instructions shall be in the form and have such other provisions as are reasonably acceptable to Amcor and Berry) for use in effecting the surrender of the Berry Certificates in exchange for (A) the number of Amcor Ordinary Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Berry Certificates pursuant to Section 3.1(a)(i), (B) any dividends or other distributions payable pursuant to Section 3.2(d) and (C) cash in lieu of fractional Amcor Ordinary Shares payable pursuant to Section 3.1(c).

(c)            Exchange Procedures. Upon surrender of a Berry Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Berry Certificate shall be entitled to receive in exchange therefor (i) the number of Amcor Ordinary Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Berry Certificate pursuant to Section 3.1(a)(i), (ii) any dividends or other distributions payable pursuant to Section 3.2(d) and (iii) any cash in lieu of fractional Amcor Ordinary Shares payable pursuant to Section 3.1(c), and the Berry Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. No holder of record of a book-entry share (a “Berry Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Berry Common Stock shall be required to deliver a Berry Certificate or letter of transmittal or surrender such Berry Book-Entry Shares to the Exchange Agent, and, in lieu thereof, each Berry Book-Entry Share shall automatically upon the Effective Time be entitled to receive in exchange therefor (x) the number of Amcor Ordinary Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Berry Book-Entry Shares pursuant to Section 3.1(a)(i), (y) any dividends or other distributions payable pursuant to Section 3.2(d) and (z) any cash in lieu of fractional Amcor Ordinary Shares payable pursuant to Section 3.1(c), and Amcor, Berry and the Exchange Agent shall cooperate to ensure that such holders of Berry Book-Entry Shares receive the foregoing distributions pursuant to clauses (x), (y) and (z) as soon as practicable after the Effective Time, but in any event within three (3) Business Days thereafter. Until surrendered, in the case of a Berry Certificate, or paid for, in the case of a Berry Book-Entry Share, in each case, as contemplated by this Section 3.2(c), each Berry Certificate or Berry Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 3.2(c) and any dividends or other distributions payable pursuant to Section 3.2(d). The Exchange Agent shall accept such Berry Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Berry Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Berry Certificates or Berry Book-Entry Shares on the Merger Consideration or any cash payable hereunder.

(d)            Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, there shall be paid to the holders of the Amcor Ordinary Shares issued in exchange for Berry Certificates or Berry Book-Entry Shares pursuant to Section 3.2(c), without interest, (i) at the time of delivery of such Amcor Ordinary Shares by the Exchange Agent pursuant to Section 3.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such Amcor Ordinary Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time, but prior to such delivery of such Amcor Ordinary Shares by the Exchange Agent pursuant to Section 3.2(c), and a payment date subsequent to such delivery of such Amcor Ordinary Shares by the Exchange Agent pursuant to Section 3.2(c), payable with respect to such Amcor Ordinary Shares.

(e)            Certain Transfers of Ownership. In the event of a transfer of ownership of Berry Common Stock that is not registered in the transfer records of Berry, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Amcor Ordinary Shares as contemplated by Section 3.2(d)), may be made to a person other than the person in whose name the Berry Certificate or Berry Book-Entry Share so surrendered is registered, if such Berry Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Berry Book-Entry Share shall be properly transferred and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Berry Certificate or Berry Book-Entry Share or establish to the reasonable satisfaction of Amcor that such Tax has been paid or is not applicable.

(f)            Lost Certificates. If any Berry Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Berry Certificate to be lost, stolen or destroyed and, if required by Amcor or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as Amcor may direct, as indemnity against any claim that may be made against it with respect to such Berry Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Berry Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

(g)            No Further Ownership Rights in Berry Common Stock. All Amcor Ordinary Shares (together with cash in lieu of fractional Amcor Ordinary Shares payable pursuant to Section 3.1(c)) issued upon the surrender for exchange of Berry Certificates or Berry Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Berry Common Stock theretofore represented by such Berry Certificates or Berry Book-Entry Shares. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Berry of shares of Berry Common Stock that were outstanding immediately prior to the Effective Time. If Berry Certificates or Berry Book-Entry Shares are presented to Amcor, the Surviving Corporation or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration for each share of Berry Common Stock formerly represented by such Berry Certificates or Berry Book-Entry Shares.

(h)           Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Berry Certificates or Berry Book-Entry Shares for one year after the Effective Time shall be delivered to Amcor or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Amcor as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Amcor Ordinary Shares as contemplated by Section 3.2(d).

(i)            No Liability. None of Amcor, Merger Sub, Berry or the Exchange Agent shall be liable to any person in respect of any Amcor Ordinary Shares (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Applicable Law. If any Berry Certificate shall not have been surrendered or Berry Book-Entry Share not paid, in each case, in accordance with Section 3.2(c), immediately prior to the date on which any Merger Consideration in respect of such Berry Certificate or Berry Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Berry Certificate or Berry Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Amcor free and clear of all claims or interest of any person previously entitled thereto.

(j)            Withholding Rights. Each of Amcor, Berry, Merger Sub, the Surviving Corporation and the Exchange Agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of Applicable Law; provided that, except with respect to deduction and withholding with respect to any payments in the nature of compensation, the Withholding Agent shall provide, pursuant to the letters of transmittal contemplated by Section 3.2 or other reasonable means, a reasonable opportunity for such person to provide such forms that would eliminate or reduce any such deduction or withholding in accordance with Applicable Law. Any amounts deducted or withheld in accordance with this Section 3.2(j) and paid to the applicable Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.3.          Certain Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the execution of this Agreement and the Effective Time, any change in the number or type of outstanding Amcor Ordinary Shares or shares of Berry Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination, consolidation, reorganization or readjustment (or other similar transaction) of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 3.3 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.4.          Further Assurances. If, at any time after the Effective Time, any further action is determined by Amcor or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Amcor with full right, title and possession of and to all rights and property of Merger Sub and Berry with respect to the Merger, the officers and directors of Amcor shall be fully authorized (in the name of Merger Sub, Berry, the Surviving Corporation and otherwise) to take such action.

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1.          Representations and Warranties of Berry. Except (i) as set forth in any Berry SEC Document filed with the SEC since October 1, 2022, and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “Berry Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature), (ii) as disclosed in the disclosure letter delivered by Berry to Amcor upon the execution of this Agreement (the “Berry Disclosure Letter”) and making reference to the particular subsection of this Article IV to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Article IV to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), or (iii) to the extent solely relating to the business, operations and activities that constitute Berry’s Health, Hygiene and Specialties segment that were spun-off in the HHNF Spinoff (and not, for the avoidance of doubt, relating in any respect to the business, operations and activities of Berry or its Subsidiaries, or the ongoing relationship or obligations between Berry and its Subsidiaries, on the one hand, and such business transferred in the HHNF Spinoff, on the other hand), Berry represents and warrants to Amcor as follows:

(a)            Organization, Standing and Corporate Power. Berry is a corporation, duly organized, validly existing and in good standing under the Applicable Law of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business as now being conducted in all material respects. Each of Berry’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to own, lease and operate its properties and assets and carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Each of Berry and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. The Certificate of Incorporation of Berry and the Bylaws of Berry, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Berry Filed SEC Documents.

(b)            Corporate Authority; Non-contravention.

(i)            Berry has all requisite corporate power and authority to enter into this Agreement and, subject to the Berry Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Berry and the consummation by Berry of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Berry, subject, in the case of the Merger, to the Berry Stockholder Approval. The Board of Directors of Berry (at a meeting duly called and held) has, by the unanimous vote of all directors of Berry, (A) determined that entering into and performing the obligations under this Agreement and consummating the transactions contemplated hereby, including the Merger, is advisable and fair to, and in the best interests of, Berry and its stockholders, (B) authorized and approved the execution, delivery and performance of this Agreement by Berry and approved the Merger and (C) resolved to recommend the adoption of this Agreement by the holders of Berry Common Stock and directed that this Agreement be submitted for consideration by Berry’s stockholders at the Berry Stockholders Meeting, and, except to the extent expressly permitted pursuant to Section 5.2(b) and Section 5.2(d), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Berry and, assuming the due authorization, execution and delivery of this Agreement by Amcor and Merger Sub, constitutes the legal, valid and binding obligation of Berry, enforceable against Berry in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(ii)            The execution and delivery of this Agreement does not, and (assuming the Berry Stockholder Approval and the Amcor Shareholder Resolution are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not (A) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of Berry or any of its Subsidiaries under any (1)  material loan or credit agreement, Swap Contract, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Berry or any of its Subsidiaries is a party or by which Berry, any of its Subsidiaries or their respective properties or assets may be bound or (2) Berry Material Contract, (B) conflict with or result in the violation of any provision of the Certificate of Incorporation of Berry or the Bylaws of Berry or the comparable organizational documents of any of its Subsidiaries or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), conflict with or violate any Applicable Law or Order applicable to Berry or any of its Subsidiaries or their respective properties and assets, other than, in the case of clauses (A) and (C), for such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Berry or (2) prevent or materially delay the consummation of the transactions contemplated hereby.

(iii)            No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, legislative, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority, or any arbitrator or arbitral body (whether public or private) (each, a “Governmental Entity”) is required by or with respect to Berry or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Berry or the consummation by Berry of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and with any other applicable United States, state, local or foreign competition, antitrust or merger control laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (together with the HSR Act, the “Antitrust Laws”) and (ii) foreign investment or national security laws intended to prohibit, restrict or regulate direct or indirect acquisitions, investments or ownership or control of domestic equities, securities, entities, assets, land or interests, or otherwise to screen investments in sensitive activities from a national security perspective, in each case under this clause (ii), by a foreign person (the “Foreign Investment Laws”), (B) the filing with the SEC of (1) a proxy statement relating to the Berry Stockholders Meeting (such proxy statement, together with the proxy statement/prospectus relating to the Amcor Shareholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) and (2) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Berry or its Subsidiaries are qualified to do business, (D) the rules and regulations of the NYSE and (E) such other consents, approvals, Orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Berry or (2) prevent or materially delay the consummation of the transactions contemplated hereby.

(c)            Capital Structure.

(i)            The authorized capital stock of Berry consists of 400,000,000 shares of common stock, $0.01 par value per share (the “Berry Common Stock”), and 50,000,000 shares of preferred stock, $0.01 par value (the “Berry Preferred Stock”). At the close of business on November 18, 2024 (the “Measurement Date”):

(A)            115,116,147 shares of Berry Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares of Berry Common Stock held by Berry in its treasury);

(B)            70,484 shares of Berry Common Stock were held by Berry in its treasury;

(C)            (w) 885,831 shares of Berry Common Stock were subject to issuance or otherwise deliverable pursuant to Berry RSU Awards, (x) Berry PSU Awards relating to 408,173 shares of Berry Common Stock (assuming satisfaction of any performance vesting conditions at target levels) were outstanding, (y) 12,022,520 shares of Berry Common Stock were subject to issuance upon exercise of Berry Options, with a weighted average exercise price of $47.93 per share of Berry Common Stock and (z) 10,932,013 shares of Berry Common Stock subject to Berry Equity Awards have Berry DERs, of which (i) 8,152,545 relate to Berry Equity Awards which are vested as of the date hereof and (ii) 2,779,468 relate to Berry Equity Awards which are unvested as of the date hereof and for which $4,648,354 has been accrued relating to previously issued dividends; and

(D)            no shares of Berry Preferred Stock were issued and outstanding.

(ii)            All outstanding shares of capital stock of Berry are, and all shares of capital stock of Berry that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c)(ii) and except for changes since the Measurement Date resulting from the issuance of shares of Berry Common Stock pursuant to Berry RSU Awards or Berry PSU Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Berry, (2) any securities or interests of Berry or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Berry (including any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Berry or any of its Subsidiaries (including any Subsidiary trust), or obligations of Berry or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests of Berry or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Berry, and (B) there are no outstanding obligations of Berry or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests of Berry or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Berry. The terms of the Berry Stock Plans and the underlying award agreements permit the treatment described in Section 3.2(b).

(iii)            There are no stockholder agreements or voting trusts or other agreements or understandings to which Berry or any of its Subsidiaries is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Berry. Berry has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No outstanding shares of capital stock of Berry are held by any Subsidiary of Berry. Berry does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Berry on any matter.

(iv)            As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Berry or any of its Subsidiaries is subject, party or otherwise bound.

(v)            Section 4.1(c)(v) of the Berry Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of all outstanding Berry Equity Awards, including: (i) each Berry Option, including the holder of such Berry Option’s employee identification number, the number of shares of Berry Common Stock issuable upon exercise of such Berry Option, the exercise price with respect thereto, the applicable grant date and expiration date thereof, the applicable vesting schedule with respect thereto, (ii) each Berry RSU Award, including the holder of such Berry RSU Award’s employee identification number, the number of shares of Berry Common Stock underlying such Berry RSU Award, the applicable grant date thereof and the applicable vesting schedule with respect thereto, and (iii) each Berry PSU Award, including the holder of such Berry PSU Award’s employee identification number, the number of shares of Berry Common Stock subject to such Berry PSU Award (assuming satisfaction of any performance vesting conditions at target levels), the applicable grant date thereof and the applicable vesting schedule with respect thereto.

(vi)            With respect to each grant of Berry Equity Awards (i) each such grant was made in accordance with the terms of the applicable Berry Equity Plan and all other Applicable Law and listing requirements in all material respects and (ii) each such grant was properly accounted for in accordance with United States generally accepted accounting principles and all other Applicable Law in all material respects.

(d)            Subsidiaries.

(i)            Except as would not reasonably be expected to be, individually or in the aggregate, material to Berry and its Subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each Subsidiary of Berry (A) have been validly issued and are fully paid and nonassessable and (B) are owned by Berry or one of its wholly owned Subsidiaries, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary).

(ii)            Except as would not reasonably be expected to be, individually or in the aggregate, material to Berry and its Subsidiaries, taken as a whole, there are no (A) securities or interests of Berry or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of any of Berry’s Subsidiaries (including, any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) or (B) warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Berry or any of its Subsidiaries (including any Subsidiary trust), or obligations of Berry or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests of any of Berry’s Subsidiaries or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of any of Berry’s Subsidiaries, and (B) there are no outstanding obligations of Berry or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests of any of Berry’s Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of any of Berry’s Subsidiaries.

(iii)            There are no stockholder agreements or voting trusts or other agreements or understandings to which Berry or any of its Subsidiaries is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of any of Berry’s Subsidiaries. None of Berry’s Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. None of Berry’s Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of any of Berry’s Subsidiaries on any matter.

(e)            SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)            Berry has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since October 1, 2022 (the “Berry SEC Documents”). As of their respective dates, the Berry SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Berry SEC Documents, and none of the Berry SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Berry SEC Documents, and, to the knowledge of Berry, none of the Berry SEC Documents is the subject of any outstanding SEC investigation. No Subsidiary of Berry is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii)            The consolidated financial statements (including all related notes and schedules) of Berry and its Subsidiaries included in the Berry SEC Documents (the “Berry Financial Statements”) were prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Berry and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)            Except (A) as reflected or reserved against in Berry’s audited balance sheet as of September 30, 2023 (or the notes thereto) included in Berry’s Annual Report on Form 10-K filed with the SEC on November 17, 2023, (B) for liabilities and obligations incurred in the ordinary course of business since September 30, 2023, and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Berry nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Berry and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Berry.

(iv)            Berry maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management or the Board of Directors of Berry and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Berry’s properties or assets. Since October 1, 2022, none of Berry, Berry’s independent accountants, the Board of Directors of Berry or its audit committee has identified or been made aware of any (1) “significant deficiency” in the internal controls over financial reporting of Berry that would be material to Berry and its Subsidiaries, taken as a whole, (2) “material weakness” in the internal controls over financial reporting of Berry, (3) fraud, whether or not material, that involves management or other employees of Berry who have a significant role in the internal controls over financial reporting of Berry or (4) bona fide complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of Berry or any of its Subsidiaries regarding questionable accounting, auditing or legal compliance matters.

(v)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Berry are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Berry in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of Berry, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Berry to make the certifications required under the Exchange Act with respect to such reports.

(vi)            Neither Berry nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Berry and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Berry or any of its Subsidiaries in Berry’s or such Subsidiary’s published financial statements or other Berry SEC Documents.

(f)            Information Supplied. None of the information supplied or to be supplied by or on behalf of Berry for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Berry’s stockholders or at the time of the Berry Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Berry with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Amcor for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

(g)            Absence of Certain Changes or Events.

(i)            From June 29, 2024, through the date of this Agreement, other than with respect to or in connection with the transactions contemplated hereby, Berry and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business, and none of Berry nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require the consent of Amcor pursuant to the terms of Section 5.1(a)(iv), (v), (vi), (vii), (viii), (x), (xii), (xv) and, solely to the extent related to the foregoing, (xvii).

(ii)            From June 29, 2024, through the date of this Agreement, there have been no Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Berry.

(h)            Compliance with Applicable Law; Outstanding Orders. Berry and its Subsidiaries hold all permits, licenses, variances, exemptions, Orders, registrations, authorizations and approvals of all Governmental Entities that are required for the operation of the businesses of Berry and its Subsidiaries (the “Berry Permits”), and all such Berry Permits are in full force and effect or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Berry and its Subsidiaries are, and since October 1, 2022, have been, in compliance with the terms of the Berry Permits and all applicable laws, statutes, rules or regulations promulgated, enacted or entered, by any Governmental Entity (collectively, “Applicable Law”) and Orders relating to Berry and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Berry Permits, Orders or Applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Neither Berry nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on Berry or (ii) prevent or materially delay the consummation of the transactions contemplated hereby.

(i)            Anti-Corruption Laws. Except as, individually or in the aggregate, would not reasonably be expected have a Material Adverse Effect on Berry, neither Berry nor any of its Subsidiaries, nor, any director, officer, employee or, to the knowledge of Berry, agent or other third party representative acting on behalf of Berry or any of its Subsidiaries has, since October 1, 2019, (i) directly or indirectly made, promised, offered to make, attempted to make, authorized, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any person, private or public, regardless of what form, whether in money, property services, or anything of value, in each case, in violation of any applicable Anti-Corruption Laws, or (ii) otherwise violated any applicable Anti-Corruption Laws. Neither Berry nor any of its Subsidiaries has, since October 1, 2019, (i) been under internal or Governmental Entity audit or investigation for any violation of any Anti-Corruption Laws, (ii) received any notice, inquiry, internal or external allegation, or other communication from any Governmental Entity or any person regarding an actual or potential violation of, or failure to comply with, or wrongdoing related to any Anti-Corruption Laws, (iii) failed to maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with applicable Anti-Corruption Laws, or (iv) made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j)            Trade Controls Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, neither Berry nor any of its Subsidiaries, nor any director, officer or employee thereof, nor, to the knowledge of Berry, any agent or other third party representative acting on behalf of Berry or its Subsidiaries, is currently, or has been since April 24, 2019, (i) a Sanctioned Person, (ii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iii) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws, or (iv) otherwise in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Applicable Law (collectively, “Trade Controls”). Neither Berry nor any of its Subsidiaries, since April 24, 2019, (i) has received from any Governmental Entity or any person any notice, inquiry, or internal or external allegation, (ii) has any pending or, to the knowledge of Berry, threatened claims against it, (iii) has made any voluntary or involuntary disclosure to a Governmental Entity, or (iv) has conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, with respect to Trade Controls.

(k)            Litigation. As of the date hereof, there is no claim, action, complaint, lawsuit, investigation, arbitration or similar legal proceeding (each an “Action”) brought by or before any Governmental Entity pending or, to the knowledge of Berry, threatened in writing against or affecting Berry or any of its Subsidiaries or any of their respective properties or any of their respective executive officers or directors, except as, individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on Berry or (ii) prevent or materially delay the consummation of the transactions contemplated hereby.

(l)            Benefit Plans.

(i)            Section 4.1(l)(i) of the Berry Disclosure Letter sets forth a correct and complete list of each material Berry Benefit Plan that is not a Berry Foreign Plan (as defined below). With respect to each such material Berry Benefit Plan, Berry has made available, upon request, to Amcor complete and accurate copies of (A) each such Berry Benefit Plan document (or a summary of the material terms thereof) and the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (C) the most recently received Internal Revenue Service (the “IRS”) determination letter or opinion, and (D) annual compliance and nondiscrimination testing reports for the most recently completed plan year, for each retirement plan intended to be “qualified” within the meaning of Section 401(a) of the Code, in each case of clauses (A) through (D), as applicable.

(ii)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (A) each of the Berry Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Law, including ERISA, the Code and in each case the regulations thereunder, (B) except as set forth on Section 4.1(l)(ii) of the Berry Disclosure Letter, no Berry Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Berry or its Subsidiaries beyond their employment or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), or comparable U.S. state law, (C) all contributions, distributions or other amounts payable by Berry or its Subsidiaries as of the Effective Time pursuant to each Berry Benefit Plan in respect of current or prior plan years have been timely paid in accordance with Applicable Law or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither Berry nor any of its Subsidiaries has engaged in a transaction in connection with which Berry or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the knowledge of Berry, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of, or against any of the Berry Benefit Plans or any trusts related thereto.

(iii)            Section 4.1(l)(iii) of the Berry Disclosure Letter sets forth a correct and complete list of each Multiemployer Plan to which Berry, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to None of Berry, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)            Each of the Berry Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) has received a favorable determination letter or opinion letter as to its qualification and (B) to the knowledge of Berry, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan.

(v)            Section 4.1(l)(v) of the Berry Disclosure Letter sets forth each Berry Benefit Plan that is subject to Section 302, 303 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Berry Title IV Plan”). With respect to each Berry Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (A) the minimum funding standards under Section 302 of ERISA and Section 412 of the Code have been satisfied in all material respects and no waiver of any minimum funding standard or extension of any amortization period has been requested or granted, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty-day notice requirement has not been waived has occurred, (C) none of Berry, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (D) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (E) no liability under Title IV or Section 302 of ERISA (other than for premiums to the PBGC) has been or, to the knowledge of Berry, is expected to be incurred by Berry or any of its ERISA Affiliates that has not been satisfied in full and (F) the PBGC has not instituted or threatened in writing to institute proceedings to terminate any such Berry Title IV Plan.

(vi)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could (A) entitle any current or former employee, director or other individual service provider of Berry or any of its Subsidiaries to any severance pay, unemployment compensation or any other payment (whether in the form of cash, property or the vesting of property) or material benefit, (B) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any such individuals, (C) result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Berry Benefit Plan or (D) result in any limitation on the right of Berry or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Berry Benefit Plan or related trust on or after the Effective Time. No amount paid or payable (whether in cash, in property, or in the form of benefits) by Berry or any of its Subsidiaries could, individually or in combination with any other amount, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(vii)            Each Berry Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(viii)            No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Berry or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(ix)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (A) each Berry Benefit Plan maintained by Berry on behalf of current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States (each, a “Berry Foreign Plan”) required by any Applicable Law to be registered or approved by a Governmental Entity has been so registered or approved and has been maintained in good standing with the applicable Governmental Entity; (B) each Berry Foreign Plan required under any Applicable Law to be funded, is either (x) funded in all material respects in accordance with such law to an extent sufficient to provide for accrued benefit obligations with respect to all affected employees or (y) is fully insured, in each case based upon generally accepted local accounting and actuarial practices and procedures, and none of the transactions contemplated by this Agreement will, or would reasonably be expected to, cause such funding or insurance obligations to be materially less than such benefit obligations; (C) no Berry Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement; and (D) no unfunded or underfunded liabilities exist with respect to any Berry Foreign Plan.

(m)            Labor and Employment Matters.

(i)            Except where such agreements or representation are imposed on all employers in a particular industry or location by Applicable Law, (A) Section 4.1(m)(i) of the Berry Disclosure Letter sets forth each Labor Agreement applicable to or affecting U.S. employees which Berry and its Subsidiaries are party to or bound by, and Berry shall have made available to Amcor, within fifteen (15) Business Days of the date of this Agreement, a list or description of each Labor Agreement to which Berry and its Subsidiaries are party to or bound by and which is applicable to and/or affects non-U.S. employees, and (B) except as set forth on Section 4.1(m)(i) of the Berry Disclosure Letter, no employees of Berry or its Subsidiaries are represented by any union, labor organization, works council or other employee representative with respect to their employment.

(ii)            Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (i) there are no (and have not been since October 1, 2022) strikes, slowdowns, lockouts or work stoppages with respect to any employees of Berry or any of its Subsidiaries, (ii) there is no (and has not been since October 1, 2022) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Berry, threatened in writing against Berry or any of its Subsidiaries and (iii) to the knowledge of Berry, there are no (and has not been since October 1, 2022) union organizing activities with respect to any employees of Berry or any of its Subsidiaries. Berry and its Subsidiaries have satisfied, in all material respects, all pre-signing legal requirements under Applicable Law or contractual requirements (if any) under any Labor Agreement which Berry and its Subsidiaries are party to or bound by to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any union, labor organization, works council or other employee representative, which is representing any employee of Berry or any of its Subsidiaries, or any applicable labor tribunal, in each case in connection with the execution of this Agreement.

(iii)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, neither Berry nor any of its Subsidiaries has received written notice since October 1, 2022, of the intent of any Governmental Entity responsible for the enforcement of applicable labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Berry or any of its Subsidiaries and, to the knowledge of Berry, no such investigation is pending or currently in progress.

(iv)            To the knowledge of Berry, since October 1, 2022, no material allegations of discrimination or sexual harassment have been made against any named executive officer or director of Berry or any of its Subsidiaries, and neither Berry nor any of its Subsidiaries have entered into a material settlement agreement with any person that involves allegations of discrimination or sexual harassment by a named executive officer or director of Berry or any of its Subsidiaries.

(n)            Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Berry:

(i)            (A) All Tax Returns required to be filed by Berry or any of its Subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be deducted or withheld from payments to employees, creditors, stockholders or other third parties) by Berry or any of its Subsidiaries have been paid in full, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Berry and its Subsidiaries included in the Berry Form 10-Q for the quarterly period ended on June 29, 2024.

(ii)            None of Berry or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Berry and its wholly owned Subsidiaries.

(iii)          (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of Berry or any of its Subsidiaries, (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of Berry or any of its Subsidiaries and (C) no agreement or document is in force that waives or extends, or has the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Berry or any of its Subsidiaries.

(iv)          Neither Berry nor any of its Subsidiaries (A) is or has been a member of an affiliated, consolidated or unitary group for Tax purposes (other than a group the common parent of which is or was Berry or any of its Subsidiaries), (B) has any liability for the Taxes of any person (other than Berry or any of its current or former Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract (other than any customary Tax indemnification or gross-up provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Berry and its wholly owned Subsidiaries) or otherwise or (C) will be bound in any taxable period ending after the Closing by a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law).

(v)            None of the assets of Berry or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)          Within the past two years, neither Berry nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(vii)         Neither Berry nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or non-U.S. law) in any taxable period for which the statute of limitations has not expired.

(viii)        Neither Berry nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that could reasonably be expected to (A) prevent the Merger from qualifying for the Intended Tax Treatment or (B) cause Amcor to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger.

(o)            Intellectual Property. Section 4.1(o) of the Berry Disclosure Letter contains a complete and accurate list of all issuances, registrations, and applications for registration of all material Intellectual Property owned by Berry or its Subsidiaries (the “Berry Registered IP” and, together with all other Intellectual Property owned or purported to be owned by Berry or its Subsidiaries, the “Berry Owned IP”). Except as would not, individually or in the aggregate, reasonably be expected to be material to Berry and its Subsidiaries’, taken as a whole, (i) all Berry Registered IP is subsisting, and to the knowledge of Berry, valid and enforceable, (ii) Berry or one of its Subsidiaries exclusively owns all Berry Owned IP, (iii) Berry and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violations of Intellectual Property, (iv)  to the knowledge of Berry, the conduct of Berry’s and its Subsidiaries’ businesses as currently conducted does not, and since October 1, 2022, has not, infringed, misappropriated, diluted or otherwise violated any of the Intellectual Property rights of any third party, (v) no claims are, or have been since October 1, 2022, pending or, to the knowledge of Berry, threatened in writing (x) alleging infringement, misappropriation, dilution or other violations by Berry or any of its Subsidiaries of any third party’s Intellectual Property or (y) challenging the ownership, validity or enforceability of any Berry Owned IP, (vi) to the knowledge of Berry, since October 1, 2022, no third party has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property rights owned by Berry or any of its Subsidiaries, (vii) no claims are pending or, since October 1, 2022, have been threatened in writing alleging infringement, misappropriation, dilution or other violations by any third party of any Berry Owned IP, (viii) Berry and its Subsidiaries have taken reasonable measures to protect the confidentiality of Trade Secrets and other confidential information owned by or provided to them under conditions of confidentiality, including requiring all persons having access thereto to execute written nondisclosure agreements or otherwise be bound by obligations of confidentiality, (ix) each employee, consultant or other person involved in the conception, reduction to practice, or other creation of any material Intellectual Property on behalf of Berry or its Subsidiaries has entered into valid and enforceable written agreements with Berry or its Subsidiaries providing for the assignment by such person (by way of a present grant of assignment), to Berry or its Subsidiaries of, or has so assigned by operation of Applicable Law, all right, title, and interest in and to such Intellectual Property and (x) to the knowledge of Berry, there has been no unauthorized disclosure of any such Trade Secrets or confidential information of or relating to Berry or any of its Subsidiaries to any person.

(p)            Information Technology; Data Protection. The IT Assets owned, leased or licensed by Berry and its Subsidiaries are sufficient to operate and perform as needed by Berry and its Subsidiaries to adequately conduct their respective businesses as currently conducted, except for failures to operate or perform that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Since October 1, 2022, to the knowledge of Berry, there have not been, and there are no, known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents (i) affecting the IT Assets of Berry or its Subsidiaries or any other persons to the extent used by or on behalf of Berry or its Subsidiaries (or, in each case, Personal Data and other information and transactions stored or contained therein or transmitted thereby) or (ii) resulting in a partial or complete loss of control of any IT Assets of Berry or its Subsidiaries, in each case of the foregoing clauses (i) and (ii), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, Berry and its Subsidiaries (A) are and have been since October 1, 2022, in compliance with all (i) Applicable Law, (ii) industry standards to which Berry or any of its Subsidiaries is bound, (iii) their own rules, policies and procedures and (iv) all Contracts to which they are bound, in each case of the foregoing clauses (i) through (iv), to the extent relating to privacy, data protection or the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the knowledge of Berry, since October 1, 2022, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any IT Assets or any Personal Data maintained by or on behalf of Berry or any of its Subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry.

(q)            Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Berry nor any of its Subsidiaries is a party to or bound by:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), excluding any Berry Benefit Plan;

(ii)            any loan agreement, credit agreement, note, debenture, bond, indenture, security agreement, guarantee or other Contract, in each case, pursuant to which any indebtedness for borrowed money of Berry or any of its Subsidiaries may be incurred or is outstanding, or any guarantees by Berry or any of its Subsidiaries of any indebtedness for borrowed money, in each case, that constitutes an indebtedness obligation of Berry or any Subsidiary of Berry with a principal amount as of the date hereof in excess of $50,000,000 (except for any such indebtedness or guarantees of indebtedness among Berry and its wholly owned Subsidiaries in the ordinary course of business);

(iii)            any Contract that contains exclusivity or “most favored nation” provisions, or grants any right of first refusal, right of first offer, exclusive development rights or exclusive marketing or distribution rights to any person relating to any product or product in development, in each case, that would, after giving effect to the Merger, materially impact the businesses and activities of Amcor and its Subsidiaries (including, for the avoidance of doubt, Berry and its Subsidiaries), taken as a whole;

(iv)            any Contract containing non-competition or similar restrictions that limits the manner in which the businesses of Berry and its Subsidiaries (or, following the Effective Time, Amcor and its Subsidiaries) are conducted, in each case that would, after giving effect to the Merger, materially impact the businesses and activities of Amcor and its Subsidiaries (including, for the avoidance of doubt, Berry and its Subsidiaries), taken as a whole;

(v)            any Contract with any (A) executive officer or director of Berry, or (B) “affiliate” (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or (C) “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or affiliate;

(vi)            any Contract involving the settlement of any Action or threatened Action (or series of related Actions) which (A) will involve payments by Berry or any of its Subsidiaries after the date hereof in excess of $10,000,000 or (B) will impose, or imposed, materially burdensome monitoring or reporting obligations on Berry or any of its Subsidiaries or material restrictions on Berry or any of its Subsidiaries (or, following the Effective Time, on Amcor or any of its Subsidiaries);

(vii)         any partnership, joint venture, strategic alliance, limited liability company Contract (other than any such Contract solely between or among Berry and its wholly owned Subsidiaries) or other similar Contract, which is material to Berry and its Subsidiaries, taken as a whole;

(viii)        any acquisition or divestiture Contract that would reasonably be expected to result in the receipt or making by Berry or any of its Subsidiaries of future payments in excess of $50,000,000;

(ix)          any Contract that is material to the relationship with a (A) Berry Material Customer or (B) Berry Material Supplier;

(x)           any Contract under which Berry or its Subsidiaries has granted or received any license or other rights with respect to material Intellectual Property (other than (A) licenses to “off-the-shelf,” commercially available software, (B) non-exclusive licenses to Berry Owned IP granted to customers, (C) Intellectual Property assignment and confidentiality agreements, and (D) Contracts in which the grants of rights to use Intellectual Property are incidental and not material to performance thereunder, in each case of (B), (C) and (D) in the ordinary course of business);

(xi)          any material Contract with a Governmental Entity;

(xii)         any material Swap Contract; or

(xiii)        any material Contract entered into by Berry, Treasure Holdco, Inc. or any of their respective Subsidiaries in connection with the HHNF Spinoff (all Contracts of the types described in clauses (i) through (xiii), collectively, the “Berry Material Contracts”).

Each Berry Material Contract is valid and binding on Berry (or, to the extent a Subsidiary of Berry is a party, such Subsidiary) and, to the knowledge of Berry, of each other party thereto, and is in full force and effect (subject to the Enforceability Exceptions), and Berry and each Subsidiary of Berry have performed all obligations required to be performed by them to date under each Berry Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry. Neither Berry nor any of its Subsidiaries has knowledge of, or has received written notice of, any violation or default (nor, to the knowledge of Berry, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Berry Material Contract, in each case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Berry. To the knowledge of Berry, no other party to any Berry Material Contract is in breach of or default under the terms of any Berry Material Contract where such default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Berry. Neither Berry nor any of its Subsidiaries has received any written notice of the intention of any other party to any Berry Material Contract to terminate for default, convenience or otherwise any Berry Material Contract, nor to the knowledge of Berry, is any such party threatening to do so. Berry has made available to Amcor a true and complete copy of each Berry Material Contract as in effect on the date of this Agreement.

(r)            Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (i) Berry and each of its Subsidiaries are and have been since October 1, 2022, in compliance with all applicable Environmental Laws, and neither Berry nor any of its Subsidiaries has received any written communication from any Governmental Entity or other person that alleges that Berry or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) Berry and each of its Subsidiaries have obtained all Berry Permits required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations (collectively, “Berry Environmental Permits”), and all such Berry Environmental Permits are in full force and effect or, where applicable, a renewal application has been timely filed and is pending agency approval, and Berry and its Subsidiaries are, and since October 1, 2022, have been, in compliance with all terms and conditions of the Berry Environmental Permits, (iii) as of the date hereof, there are no Actions, Orders, or information requests under any applicable Environmental Laws pending or, to the knowledge of Berry, threatened in writing against Berry or any of its Subsidiaries, (iv) there has been no Release of, and Berry and its Subsidiaries have not manufactured, distributed or sold products containing, or exposed any person to, any Hazardous Material, that would give rise to any liability of Berry or any of its Subsidiaries under any applicable Environmental Law; and (v) no property or facility currently or formerly owned or operated by Berry, nor any other property or facility at which any Hazardous Materials generated by Berry have been disposed of or come to rest at, is listed or proposed for listing on the National Priorities List or the Superfund Enterprise Management System pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“Superfund”) or on any analogous foreign, state or local list of sites with contamination of Hazardous Materials that require remediation or other action under applicable Environmental Law, nor has Berry or any of its Subsidiaries received any information request, notice of potential liability, or other notice relating to potential liability relating to any listed property or facility and (vi) there is no obligation or liability of any other person arising under applicable Environmental Law for which Berry or any of its Subsidiaries has or may have retained or assumed liability, either contractually or, to the knowledge of Berry, by operation of Applicable Law.

(s)            Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, (i) Berry and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased real property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the knowledge of Berry, threatened in writing) condemnation proceedings with respect to any owned or, to the knowledge of Berry, leased real property described in clause (i), (iii) with respect to all such leased real property, Berry and each of its Subsidiaries are in material compliance with all material terms and conditions of each lease therefor, and neither Berry nor any of its Subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default and (iv) other than the rights of Amcor pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the owned real property or any portion thereof or interest therein.

(t)            Voting Requirements. The affirmative vote of the holders of a majority of all outstanding shares of Berry Common Stock entitled to vote thereon (the “Berry Stockholder Approval”), at the Berry Stockholders Meeting, is necessary to adopt this Agreement. The Berry Stockholder Approval is the only vote of holders of any securities of Berry necessary to approve the transactions contemplated by this Agreement.

(u)            Opinions of Berry’s Financial Advisors.

(i)            The Board of Directors of Berry has received the opinion of Lazard Frères & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Berry Common Stock (other than, as applicable, Amcor, Merger Sub and their respective affiliates) (it being agreed that such opinion is for the benefit of the Board of Directors of Berry and, for the avoidance of doubt, may not be relied upon by Amcor or any of its affiliates).

(ii)            The Board of Directors of Berry has received the opinion of Wells Fargo Securities, LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Berry Common Stock (other than, as applicable, Amcor, Merger Sub and their respective affiliates) (it being agreed that such opinion is for the benefit of the Board of Directors of Berry and, for the avoidance of doubt, may not be relied upon by Amcor or any of its affiliates).

(v)            Brokers. Except for fees payable to Lazard Frères & Co. LLC and Wells Fargo Securities, LLC, no broker, investment banker or financial advisor is entitled to broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Berry. Berry has made available to Amcor true and complete copies of the respective engagement letters with Lazard Frères & Co. LLC and Wells Fargo Securities, LLC in connection with the transactions contemplated by this Agreement.

(w)            Customers and Suppliers. Section 4.1(w) of the Berry Disclosure Letter sets forth a true, complete and correct list of the ten largest customers (determined on the basis of the total dollar amount of sales in the twelve months ended September 28, 2024) (each a “Berry Material Customer”) and suppliers (determined on the basis of the total dollar amount of purchases in the twelve months prior to the date of this Agreement) (each a “Berry Material Supplier”) to Berry and the Subsidiaries of Berry showing the total dollar number of the sales or purchases from, as the case may be, each Berry Material Customer or Berry Material Supplier during such period. Since October 1, 2022, through the date of this Agreement, (i) no Berry Material Customer or Berry Material Supplier has, to the knowledge of Berry, notified Berry or any Subsidiary of Berry in writing that it intends to terminate, cancel or materially curtail its business relationship with Berry or any Subsidiary of Berry and (ii) neither Berry nor any Subsidiary of Berry has been engaged in a dispute that is material to Berry and Subsidiaries of Berry, taken as a whole, with a Berry Material Customer or Berry Material Supplier.

(x)            Insurance. Berry and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks reasonably consistent with customary and prudent industry practice for similar businesses. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Berry, all material insurance policies maintained by or on behalf of Berry or any of its Subsidiaries as of the date of this Agreement are in full force and effect, Berry and its Subsidiaries are in material compliance with the terms and provisions of all such insurance policies, and neither Berry nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action or failed to take action that would, or would reasonably be expected to, individually or in the aggregate, permit cancellation, termination or modification of, any such material insurance policies.

(y)            Basis. Berry’s basis in Treasure Holdco, Inc. was no less than $900,000,000 immediately prior to the distribution by Berry of 100% of the common stock of Treasure Holdco, Inc. to Berry’s stockholders on November 4, 2024.

(z)            State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation enacted under Applicable Law to Berry or similar provisions under the Certificate of Incorporation of Berry or the Bylaws of Berry is applicable to this Agreement or the transactions contemplated hereby, including the Merger.

(aa)          No Other Representations.

(i)            Except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Berry nor any other person acting on behalf of Berry or its Subsidiaries makes any express or implied representation or warranty with respect to Berry or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with this Agreement or the transactions contemplated hereby, and Berry hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Berry nor any other person makes or has made any express or implied representation or warranty to Amcor or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to Berry or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, any oral or written information presented to Amcor or any of its affiliates or representatives in the course of their due diligence investigation of Berry, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)            Notwithstanding anything contained in this Agreement to the contrary, Berry acknowledges and agrees that neither Amcor nor Merger Sub or any other person acting on behalf of Amcor or its Subsidiaries has made or is making, and Berry expressly disclaims reliance upon, any representations, warranties or statements relating to Amcor or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Amcor in Section 4.2 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Amcor or Merger Sub furnished or made available to Berry or any of its representatives. Without limiting the generality of the foregoing, Berry acknowledges that, except as expressly provided in Section 4.2 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Berry or any of its representatives. Nothing in this Section 4.1(aa) shall be construed as a waiver (or an admission of non-reliance with respect to) any claims based on fraud.

Section 4.2.          Representations and Warranties of Amcor. Except (i) as set forth in any Amcor SEC Document filed with the SEC since July 1, 2023, and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “Amcor Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or (ii) as disclosed in the disclosure letter delivered by Amcor to Berry upon the execution of this Agreement (the “Amcor Disclosure Letter”) and making reference to the particular subsection of this Article IV to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Article IV to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Amcor represents and warrants to Berry as follows:

(a)            Organization, Standing and Corporate Power. Amcor is a public limited company, duly incorporated, validly existing and in good standing under the Companies Law and has the requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business as now being conducted in all material respects. Each of Amcor’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to own, lease and operate its properties and assets and carry on its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Each of Amcor and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. The Articles of Association of Amcor and the Memorandum of Association of Amcor, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Amcor Filed SEC Documents.

(b)            Corporate Authority; Non-contravention.

(i)            Amcor has all requisite corporate power and authority to enter into this Agreement and, subject to the Amcor Shareholder Resolution, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Amcor and the consummation by Amcor of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Amcor, subject to the Amcor Shareholder Resolution. The Board of Directors of Amcor (at a meeting duly called and held) has by the unanimous vote of all directors of Amcor, (A) determined that entering into and performing the obligations under this Agreement and consummating the transactions contemplated hereby are advisable and fair to, and in the best interests of, Amcor and its shareholders, (B) authorized and approved the execution, delivery and performance of this Agreement by Amcor and (C) resolved to recommend the approval of the Share Issuance to the shareholders of Amcor, on the terms and subject to the conditions set forth in this Agreement, and (d) directed that the Share Issuance be submitted to the shareholders of Amcor for approval. and, except to the extent expressly permitted pursuant to Section 5.3(b) and Section 5.3(d), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Amcor and, assuming the due authorization, execution and delivery of this Agreement by Berry, constitutes the legal, valid and binding obligation of Amcor, enforceable against Amcor in accordance with its terms, except for the Enforceability Exceptions.

(ii)            The execution and delivery of this Agreement does not, and (assuming the Berry Stockholder Approval and the Amcor Shareholder Resolution are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not (A) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Amcor or any of its Subsidiaries under any (1) material loan or credit agreement, Swap Contract, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Amcor or any of its Subsidiaries is a party or by which Amcor, any of its Subsidiaries or their respective properties or assets may be bound or (2) Amcor Material Contract, (B) conflict with or result in the violation of any provision of the Articles of Association of Amcor or the Memorandum of Association of Amcor or the comparable organizational documents of any of its Subsidiaries or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), conflict with or violate any Applicable Law or Order applicable to Amcor or any of its Subsidiaries or their respective properties and assets, other than, in the case of clauses (A) and (C), for such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Amcor or (2) prevent or materially delay the consummation of the transactions contemplated hereby.

(iii)            No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Amcor or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Amcor or the consummation by Amcor of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of Antitrust Laws and Foreign Investment Laws, (B) the filing or submission with the SEC, and in the case of clause (2), effectiveness, of (1) the Joint Proxy Statement/Prospectus, (2) the registration statement on Form S-4 to be filed with the SEC (the “Form S-4”) by Amcor in connection with the issuance of Amcor Ordinary Shares in connection with the Merger (the “Share Issuance”) and (3) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Amcor or its Subsidiaries are qualified to do business, (D) the rules and regulations of the NYSE and the Australian Securities Exchange Ltd., (E) such filings with and approvals of the NYSE to permit the Amcor Ordinary Shares that are to be issued in the Merger to be listed on the NYSE and (F) such other consents, approvals, Orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Amcor or (2) prevent or materially delay the consummation of the transactions contemplated hereby.

(c)            Share Capital.

(i)            The authorised share capital of Amcor consists of 9,000,000,000 shares of Ordinary Shares, $0.01 par value per share (the “Amcor Ordinary Shares”) and 1,000,000,000 shares of Preferred Shares, $0.01 par value per share (“Amcor Preferred Shares”). At the close of business on the Measurement Date:

(A)            1,445,343,212 Amcor Ordinary Shares were issued and outstanding (for the avoidance of doubt, excluding Amcor Ordinary Shares held by Amcor in its treasury);

(B)            no Amcor Ordinary Shares were held by Amcor in its treasury;

(C)            no Amcor Preferred Shares were issued and outstanding;

(D)            8,454,750 Amcor Ordinary Shares were subject to Amcor PSU Awards (assuming satisfaction of any performance vesting conditions at maximum levels);

(E)            5,256,807 Amcor Ordinary Shares were subject to Amcor RSU Awards;

(F)            Amcor Options with respect to 27,877,796 Amcor Ordinary Shares were outstanding (assuming satisfaction of any performance vesting conditions at maximum levels); and

(G)            4,243,935 Amcor Performance Rights with respect to 4,243,935 Amcor Ordinary Shares were outstanding (assuming the maximum level of performance).

(ii)            All outstanding shares in the share capital of Amcor are, and all share capital of Amcor that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Measurement Date resulting from the issuance of Amcor Ordinary Shares pursuant to Amcor Options, Amcor RSU Awards or Amcor PSU Awards, in each case, outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(b)(vi), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Amcor, (2) any securities or interests of Amcor or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Amcor (including, without limitation, any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Amcor or any of its Subsidiaries (including any Subsidiary trust), or obligations of Amcor or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests of Amcor or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Amcor, and (B) there are no outstanding obligations of Amcor or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests of Amcor or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Amcor.

(iii)            There are no stockholder agreements or voting trusts or other agreements or understandings to which Amcor or any of its Subsidiaries is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Amcor. Amcor has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No outstanding shares in the share capital of Amcor are held by any Subsidiary of Amcor. Amcor does not have any outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Amcor on any matter.

(iv)            Section 4.2(c)(iv) of the Amcor Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of all outstanding Amcor Equity Awards, including: (i) each Amcor Option, including the holder of such Amcor Option’s employee identification number, the number of Amcor Ordinary Shares issuable upon exercise of such Amcor Option, the exercise price with respect thereto, the applicable grant date and expiration date thereof, the applicable vesting schedule with respect thereto and whether such Amcor Option is subject to any special features, (ii) each Amcor RSU Award, including the holder of such Amcor RSU Award’s employee identification number, the number of Amcor Ordinary Shares underlying such Amcor RSU Award, the applicable grant date thereof and the applicable vesting schedule with respect thereto, (iii) each Amcor PSU Award, including the holder of such Amcor PSU Award’s employee identification number, the number of Amcor Ordinary Shares subject to such Amcor PSU Award (assuming satisfaction of any performance vesting conditions at target levels), the applicable grant date thereof and the applicable vesting schedule with respect thereto and (iv) each Amcor Performance Right, including the holder of such Amcor Performance Right’s employee identification number, the number of Amcor Ordinary shares subject to such Amcor Performance Right (assuming satisfaction of any performance vesting conditions at target levels), the applicable grant date thereof and the applicable vesting schedule with respect thereto.

(v)            With respect to each grant of Amcor Equity Awards, (i) each such grant was made in accordance with the terms of the applicable plan and all other Applicable Law and listing requirements in all material respects, (ii) each such grant was properly accounted for in accordance with United States generally accepted accounting principles and all other Applicable Law in all material respects.

(vi)            As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Amcor or any of its Subsidiaries is subject, party or otherwise bound.

(d)            Subsidiaries.

(i)            Except as would not reasonably be expected to be, individually or in the aggregate, material to Amcor and its Subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each Subsidiary of Amcor (A) have been validly issued and are fully paid and nonassessable and (B) are owned by Amcor or one of its wholly owned Subsidiaries, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary).

(ii)            Except as would not reasonably be expected to be, individually or in the aggregate, material to Amcor and its Subsidiaries, taken as a whole, there are no (A) securities or interests of Amcor or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of any of Amcor’s Subsidiaries (including, any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) or (B) warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Amcor or any of its Subsidiaries (including any Subsidiary trust), or obligations of Amcor or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests of any of Amcor’s Subsidiaries or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of any of Amcor’s Subsidiaries, and (B) there are no outstanding obligations of Amcor or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests of any of Amcor’s Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of any of Amcor’s Subsidiaries.

(iii)            There are no stockholder agreements or voting trusts or other agreements or understandings to which Amcor or any of Amcor’s Subsidiaries is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of any of Amcor’s Subsidiaries. None of Amcor’s Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. None of Amcor’s Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of any of Amcor’s Subsidiaries on any matter.

(e)            SEC Documents; Financial Statements; Undisclosed Liabilities.

(i)              Amcor has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since July 1, 2023 (the “Amcor SEC Documents”). As of their respective dates, the Amcor SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Amcor SEC Documents, and none of the Amcor SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Amcor SEC Documents, and, to the knowledge of Amcor, none of the Amcor SEC Documents is the subject of any outstanding SEC investigation. No Subsidiary of Amcor is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii)             The consolidated financial statements (including all related notes and schedules) of Amcor and its Subsidiaries included in the Amcor SEC Documents (the “Amcor Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Amcor and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii)            Except (A) as reflected or reserved against in Amcor’s audited balance sheet as of June 30, 2024 (or the notes thereto) included in Amcor’s Annual Report on Form 10-K filed with the SEC on August 16, 2024, (B) for liabilities and obligations incurred in the ordinary course of business since June 30, 2024, and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Amcor nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Amcor and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Amcor.

(iv)            Amcor maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management or the Board of Directors of Amcor and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Amcor’s properties or assets. Since July 1, 2024, none of Amcor, Amcor’s independent accountants, the Board of Directors of Amcor or its audit committee has identified or been made aware of any (1) “significant deficiency” in the internal controls over financial reporting of Amcor that would be material to Berry and its Subsidiaries, taken as a whole, (2) “material weakness” in the internal controls over financial reporting of Amcor, (3) fraud, whether or not material, that involves management or other employees of Amcor who have a significant role in the internal controls over financial reporting of Amcor or (4) any bona fide complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of Amcor or any of its Subsidiaries regarding questionable accounting, auditing or legal compliance matters.

(v)            The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Amcor are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Amcor in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of Amcor, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Amcor to make the certifications required under the Exchange Act with respect to such reports.

(vi)            Neither Amcor nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Amcor and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Amcor or any of its Subsidiaries in Amcor’s or such Subsidiary’s published financial statements or other Amcor SEC Documents.

(f)            Information Supplied. None of the information supplied or to be supplied by or on behalf of Amcor for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Amcor’s shareholders or at the time of the Amcor Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Amcor with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Berry for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

(g)           Absence of Certain Changes or Events. From July 1, 2024 through the date of this Agreement, there have been no Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Amcor.

(h)           Compliance with Applicable Law; Outstanding Orders. Amcor and its Subsidiaries hold all permits, licenses, variances, exemptions, Orders, registrations, authorizations and approvals of all Governmental Entities that are required for the operation of the businesses of Amcor and its Subsidiaries (the “Amcor Permits”), and all such Amcor Permits are in full force and effect or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Amcor and its Subsidiaries are, and since July 1, 2023, have been, in compliance with the terms of the Amcor Permits and all Applicable Law and Orders relating to Amcor and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Amcor Permits, Applicable Law or Orders, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Neither Amcor nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on Amcor or (ii) prevent or materially delay the consummation of the transactions contemplated hereby.

(i)            Anti-Corruption Laws. Except as, individually or in the aggregate, would not reasonably be expected have a Material Adverse Effect on Amcor, neither Amcor nor any of its Subsidiaries, nor, any director, officer, employee or, to the knowledge of Amcor, agent or other third party representative acting on behalf of Amcor or any of its Subsidiaries has, since October 1, 2019, (i) directly or indirectly made, promised, offered to make, attempted to make, authorized, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any person, private or public, regardless of what form, whether in money, property services, or anything of value, in each case, in violation of any applicable Anti-Corruption Laws, or (ii) otherwise violated any applicable Anti-Corruption Laws. Neither Amcor nor any of its Subsidiaries has, since October 1, 2019, (i) been under internal or Governmental Entity audit or investigation for any violation of any Anti-Corruption Laws, (ii) received any notice, inquiry, internal or external allegation, or other communication from any Governmental Entity or any person regarding an actual or potential violation of, or failure to comply with, or wrongdoing related to any Anti-Corruption Laws, (iii) failed to maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with applicable Anti-Corruption Laws, or (iv) made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j)            Trade Controls. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, neither Amcor nor any of its Subsidiaries, nor any director, officer or employee thereof, nor, to the knowledge of Amcor, any agent or other third party representative acting on behalf of Amcor or its Subsidiaries, is currently, or has been since April 24, 2019, (i) a Sanctioned Person, (ii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iii) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws, or (iv) otherwise in violation of Trade Controls. Neither Amcor nor any of its Subsidiaries, since April 24, 2019, (i) has received from any Governmental Entity or any person any notice, inquiry, or internal or external allegation; (ii) has any pending or, to the knowledge of Amcor, threatened claims against it, (iii) has made any voluntary or involuntary disclosure to a Governmental Entity; or (iv) has conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, with respect to Trade Controls.

(k)           Litigation. As of the date hereof, there is no Action brought by or before any Governmental Entity pending or, to the knowledge of Amcor, threatened in writing against or affecting Amcor or any of its Subsidiaries or any of their respective properties or any of their respective executive officers or directors, except as, individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on Amcor or (ii) prevent or materially delay the consummation of the transactions contemplated hereby.

(l)            Benefit Plans.

(i)              Section 4.2(l)(i) of the Amcor Disclosure Letter sets forth a correct and complete list of each material Amcor Benefit Plan that is not an Amcor Foreign Plan (as defined below). With respect to each such material Amcor Benefit Plan, Amcor has made available, upon request, to Amcor complete and accurate copies of (A) each such Amcor Benefit Plan document (or a summary of the material terms thereof) and the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (C) the most recently received IRS determination letter or opinion, and (D) annual compliance and nondiscrimination testing reports for the most recently completed plan year, for each retirement plan intended to be “qualified” within the meaning of Section 401(a) of the Code, in each case of clauses (A) through (D), as applicable.

(ii)             Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (A) each of the Amcor Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Law, including ERISA, the Code and in each case the regulations thereunder, (B) except as set forth on Section 4.2(l)(ii) of the Berry Disclosure Letter, no Amcor Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Amcor or its Subsidiaries beyond their employment or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state law, (C) all contributions, distributions or other amounts payable by Amcor or its Subsidiaries as of the Effective Time pursuant to each Amcor Benefit Plan in respect of current or prior plan years have been timely paid in accordance with Applicable Law or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither Amcor nor any of its Subsidiaries has engaged in a transaction in connection with which Amcor or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the knowledge of Amcor, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Amcor Benefit Plans or any trusts related thereto.

(iii)            Section 4.2(l)(iii) of the Amcor Disclosure Letter sets forth a correct and complete list of each Multiemployer Plan to which Amcor, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to None of Amcor, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv)            Each of the Amcor Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) has received a favorable determination letter or opinion letter as to its qualification; and (B) to the knowledge of Amcor, there are no existing circumstances or an events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan.

(v)             Section 4.2(l)(v) of the Amcor Disclosure Letter sets forth each Amcor Benefit Plan that is subject to Section 302, 303 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Amcor Title IV Plan”). With respect to each Amcor Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (A) the minimum funding standards under Section 302 of ERISA and Section 412 of the Code have been satisfied in all material respects and no waiver of any minimum funding standard or extension of any amortization period has been requested or granted, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty-day notice requirement has not been waived has occurred, (C) none of Amcor, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (D) all premiums to the PBGC have been timely paid in full, (E) no liability under Title IV or Section 302 of ERISA (other than for premiums to the PBGC) has been or, to the knowledge of Amcor, is expected to be incurred by Amcor or any of its ERISA Affiliates that has not been satisfied in full and (F) the PBGC has not instituted or threatened in writing to institute proceedings to terminate any such Amcor Title IV Plan.

(vi)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could (A) entitle any current or former employee, director or other individual service provider of Amcor or any of its Subsidiaries to any severance pay, unemployment compensation or any other payment (whether in the form of cash, property or the vesting of property) or material benefit, (B) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any such individuals, (C) result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Amcor Benefit Plan or (D) result in any limitation on the right of Amcor or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Amcor Benefit Plan or related trust on or after the Effective Time.

(vii)           Each Amcor Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(viii)          No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Amcor or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(ix)             Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (A) each Amcor Benefit Plan maintained by Amcor on behalf of current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States (each, a “Amcor Foreign Plan”) required by any Applicable Law to be registered or approved by a Governmental Entity has been so registered or approved and has been maintained in good standing with the applicable Governmental Entity; (B) each Amcor Foreign Plan required under any Applicable Law to be funded, is either (x) funded in all material respects in accordance with such law to an extent sufficient to provide for accrued benefit obligations with respect to all affected employees or (y) is fully insured, in each case based upon generally accepted local accounting and actuarial practices and procedures, and none of the transactions contemplated by this Agreement will, or would reasonably be expected to, cause such funding or insurance obligations to be materially less than such benefit obligations; (C) no Amcor Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement; and (D) no unfunded or underfunded liabilities exist with respect to any Amcor Foreign Plan.

(m)          Labor and Employment Matters.

(i)            Except where such agreements or representation are imposed on all employers in a particular industry or location by Applicable Law, (A) Section 4.2(m)(i) of the Amcor Disclosure Letter sets forth each Labor Agreement applicable to and/or affecting U.S. employees which Amcor and its Subsidiaries are party to or bound by, and Amcor shall have made available to Berry, within fifteen (15) Business Days of the date of this Agreement, a list or description of each Labor Agreement to which Amcor and its Subsidiaries are party to or bound by and which is applicable to or affects non-U.S. employees, and (B) except as set forth on Section 4.2(m)(i) of the Amcor Disclosure Letter, no employees of Amcor or its Subsidiaries are represented by any union, labor organization, works council or other employee representative with respect to their employment.

(ii)             Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (i) there are no (and have not been since July 1, 2023) strikes, slowdowns, lockouts or work stoppages with respect to any employees of Amcor or any of its Subsidiaries, (ii) there is no (and has not been since July 1, 2023) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Amcor, threatened in writing against Amcor or any of its Subsidiaries and (iii) to the knowledge of Amcor, there are no (and has not been since July 1, 2023) union organizing activities with respect to any employees of Amcor or any of its Subsidiaries. Amcor and its Subsidiaries have satisfied in all material respects, all pre-signing legal requirements under Applicable Law or contractual requirements (if any) under any Labor Agreement which Amcor and its Subsidiaries are party to or bound by to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any union, labor organization, works council or other employee representative, which is representing any employee of Amcor or any of its Subsidiaries, or any applicable labor tribunal, in each case in connection with the execution of this Agreement.

(iii)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, neither Amcor nor any of its Subsidiaries has received written notice since July 1, 2023, of the intent of any Governmental Entity responsible for the enforcement of applicable labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Amcor or any of its Subsidiaries and, to the knowledge of Amcor, no such investigation is pending or currently in progress.

(iv)            To the knowledge of Amcor, since July 1, 2023, no material allegations of discrimination or sexual harassment have been made against any named executive officer or director of Amcor or any of its Subsidiaries, and neither Amcor nor any of its Subsidiaries have entered into a material settlement agreement with any Person that involves allegations of discrimination or sexual harassment by a named executive officer or director of Amcor or any of its Subsidiaries.

(n)            Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Amcor:

(i)              (A) All Tax Returns required to be filed by Amcor or any of its Subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be deducted or withheld from payments to employees, creditors, stockholders or other third parties) by Amcor or any of its Subsidiaries have been paid in full, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the consolidated financial statements of Amcor and its Subsidiaries included in the Amcor 10-K for the fiscal year ended June 30, 2024.

(ii)             None of Amcor or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Amcor and its wholly owned Subsidiaries.

(iii)            (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of Amcor or any of its Subsidiaries, (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of Amcor or any of its Subsidiaries and (C) no agreement or document is in force that waives or extends, or has the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Amcor or any of its Subsidiaries.

(iv)            Neither Amcor nor any of its Subsidiaries (A) is or has been a member of an affiliated, consolidated or unitary group for Tax purposes (other than a group the common parent of which is or was Amcor or any of its Subsidiaries), (B) has any liability for the Taxes of any person (other than Amcor or any of its current or former Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract (other than any customary Tax indemnification or gross-up provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Amcor and its wholly owned Subsidiaries) or otherwise or (C) will be bound in any taxable period ending after the Closing by a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law).

(v)             None of the assets of Amcor or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi)            Within the past two years, neither Amcor nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(vii)           Neither Amcor nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or non-U.S. law) in any taxable period for which the statute of limitations has not expired.

(viii)          Neither Amcor nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that could reasonably be expected to (A) prevent the Merger from qualifying for the Intended Tax Treatment or (B) cause Amcor to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger.

(o)           Intellectual Property. Section 4.2(o) of the Amcor Disclosure Letter contains a complete and accurate list of all issuances, registrations, and applications for registration of all material Intellectual Property owned by Amcor or its Subsidiaries (the “Amcor Registered IP” and, together with all other Intellectual Property owned or purported to be owned by Amcor or its Subsidiaries, the “Amcor Owned IP”). Except as would not, individually or in the aggregate, reasonably be expected to be material to Amcor and its Subsidiaries’, taken as a whole, (i) all Amcor Registered IP is subsisting, and to the knowledge of Amcor, valid and enforceable, (ii) Amcor or one of its Subsidiaries exclusively owns all Amcor Owned IP, (iii) Amcor and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violations of Intellectual Property, (iv) to the knowledge of Amcor, the conduct of Amcor’s and its Subsidiaries’ businesses as currently conducted does not, and since July 1, 2023, has not, infringed, misappropriated, diluted or otherwise violated any of the Intellectual Property rights of any third party, (v) no claims are, or have been since July 1, 2023, pending or, to the knowledge of Amcor, threatened in writing (x) alleging infringement, misappropriation, dilution or other violations by Amcor or any of its Subsidiaries of any third party’s Intellectual Property or (y) challenging the ownership, validity or enforceability of any Amcor Owned IP, (vi) to the knowledge of Amcor, since July 1, 2023, no third party has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property rights owned by Amcor or any of its Subsidiaries, (vii) no claims are pending or, since July 1, 2023, have been threatened in writing alleging infringement, misappropriation, dilution or other violations by any third party of any Amcor Owned IP, (viii) Amcor and its Subsidiaries have taken reasonable measures to protect the confidentiality of Trade Secrets and other confidential information owned by or provided to them under conditions of confidentiality, including requiring all persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, (ix) each employee, consultant or other person involved in the conception, reduction to practice, or other creation of any material Intellectual Property on behalf of Amcor or its Subsidiaries has entered into valid and enforceable written agreements with Amcor or its Subsidiaries providing for the assignment by such person (by way of a present grant of assignment) to Amcor or its Subsidiaries of, or has so assigned by operation of Applicable Law, all right, title, and interest in and to such Intellectual Property, and (x) to the knowledge of Amcor, there has been no unauthorized disclosure of any such Trade Secrets or confidential information of or relating to Amcor or any of its Subsidiaries to any person.

(p)           Information Technology; Data Protection. The IT Assets owned, leased or licensed by Amcor and its Subsidiaries are sufficient to operate and perform as needed by Amcor and its Subsidiaries to adequately conduct their respective businesses as currently conducted, except for failures to operate or perform that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Since July 1, 2023, to the knowledge of Amcor, there have not been, and there are no, known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents (i) affecting the IT Assets of Amcor or its Subsidiaries or any other persons to the extent used by or on behalf of Amcor or its Subsidiaries (or, in each case, Personal Data and other information and transactions stored or contained therein or transmitted thereby) or (ii) resulting in a partial or complete loss of control of any IT Assets of Amcor or its Subsidiaries, in each case of the foregoing clauses (i) and (ii), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, Amcor and its Subsidiaries (A) are and have been since July 1, 2023, in compliance with all (i) Applicable Law, (ii) industry standards to which Amcor or any of its Subsidiaries is bound, (iii) their own rules, policies and procedures and (iv) all Contracts to which they are bound, in each case of the foregoing clauses (i) through (iv), to the extent relating to privacy, data protection or the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the knowledge of Amcor, since July 1, 2023, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any IT Assets or any Personal Data maintained by or on behalf of Amcor or any of its Subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor.

(q)           Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Amcor nor any of its Subsidiaries is a party to or bound by:

(i)              any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), excluding any Amcor Benefit Plan;

(ii)             any loan agreement, credit agreement, note, debenture, bond, indenture, security agreement, guarantee or other Contract, in each case, pursuant to which any indebtedness for borrowed money of Amcor or any of its Subsidiaries may be incurred or is outstanding, or any guarantees by Amcor or any of its Subsidiaries of any indebtedness for borrowed money, in each case, that constitutes an indebtedness obligation of Amcor or any Subsidiary of Amcor with a principal amount as of the date hereof in excess of $50,000,000 (except for any such indebtedness or guarantees of indebtedness among Amcor and its wholly owned Subsidiaries in the ordinary course of business);

(iii)            any Contract that contains exclusivity or “most favored nation” provisions, or grants any right of first refusal, right of first offer, exclusive development rights or exclusive marketing or distribution rights to any person relating to any product or product in development, in each case, that would, after giving effect to the Merger, materially impact the businesses and activities of Amcor and its Subsidiaries (including, for the avoidance of doubt, Berry and its Subsidiaries following the Effective Time), taken as a whole;

(iv)            any Contract containing non-competition or similar restrictions that limits the manner in which the businesses of Amcor and its Subsidiaries (or following the Effective Time, Berry and its Subsidiaries) are conducted, in each case that would, after giving effect to the Merger, materially impact the businesses and activities of Amcor and its Subsidiaries (including, for the avoidance of doubt, Berry and its Subsidiaries following the Effective Time), taken as a whole;

(v)             any Contract with any (A) executive officer or director of Amcor, or (B) “affiliate” (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or (C) “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or affiliate;

(vi)            any Contract involving the settlement of any Action or threatened Action (or series of related Actions) which (A) will involve payments by Amcor or any of its Subsidiaries after the date hereof in excess of $10,000,000 or (B) will impose, or imposed, materially burdensome monitoring or reporting obligations on Amcor or any of its Subsidiaries or material restrictions on Amcor or any of its Subsidiaries (or following the Effective Time, Berry or any of its Subsidiaries);

(vii)           any partnership, joint venture, strategic alliance, limited liability company Contract (other than any such Contract solely between or among Amcor and its wholly owned Subsidiaries) or other similar Contract, which is material to Amcor and its Subsidiaries, taken as a whole;

(viii)          any acquisition or divestiture Contract that would reasonably be expected to result in the receipt or making by Amcor or any of its Subsidiaries of future payments in excess of $50,000,000;

(ix)             any Contract that is material to the relationship with (A) an Amcor Material Customer or (B) Amcor Material Supplier; or

(x)             any Contract under which Amcor or its Subsidiaries has granted or received any license or other rights with respect to material Intellectual Property (other than (A) licenses to “off-the-shelf,” commercially available software, (B) non-exclusive licenses to Amcor Owned IP granted to customers, and (C) Intellectual Property assignment and confidentiality agreements, (D) Contracts in which the grants of rights to use Intellectual Property are incidental and not material to performance thereunder, in each case of (B), (C), and (D) in the ordinary course of business);

(xi)            any material Contract with a Governmental Entity; or

(xii)            any material Swap Contract (all Contracts of the types described in clauses (i) through (xii), collectively, the “Amcor Material Contracts”).

Each Amcor Material Contract is valid and binding on Amcor (or, to the extent a Subsidiary of Amcor is a party, such Subsidiary) and, to the knowledge of Amcor, of each other party thereto, and is in full force and effect (subject to the Enforceability Exceptions), and Amcor and each Subsidiary of Amcor have performed all obligations required to be performed by them to date under each Amcor Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor. Neither Amcor nor any of its Subsidiaries has knowledge of, or has received written notice of, any violation or default (nor, to the knowledge of Amcor, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Amcor Material Contract, in each case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Amcor. To the knowledge of Amcor, no other party to any Amcor Material Contract is in breach of or default under the terms of any Amcor Material Contract where such default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Amcor. Neither Amcor nor any of its Subsidiaries has received any written notice of the intention of any other party to any Amcor Material Contract to terminate for default, convenience or otherwise any Amcor Material Contract, nor to the knowledge of Amcor, is any such party threatening to do so. Amcor has made available to Berry a true and complete copy of each Amcor Material Contract as in effect on the date of this Agreement.

(r)            Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (i) Amcor and each of its Subsidiaries are and have been since July 1, 2023, in compliance with all applicable Environmental Laws, and neither Amcor nor any of its Subsidiaries has received any written communication from any Governmental Entity or other person that alleges that Amcor or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) Amcor and each of its Subsidiaries have obtained all Amcor Permits required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations (collectively, “Amcor Environmental Permits”), and all such Amcor Environmental Permits are in full force and effect or, where applicable, a renewal application has been timely filed and is pending agency approval, and Amcor and its Subsidiaries are, and since July 1, 2023, have been, in compliance with all terms and conditions of the Amcor Environmental Permits, (iii) as of the date hereof, there are no Actions, Orders, or information requests under any applicable Environmental Laws pending or, to the knowledge of Amcor, threatened in writing against Amcor or any of its Subsidiaries, (iv) there has been no Release of, and Amcor and its Subsidiaries have not manufactured, distributed or sold products containing, or exposed any person to, any Hazardous Material, that would give rise to any liability of Amcor or any of its Subsidiaries under any applicable Environmental Law, and (v) no property or facility currently or formerly owned or operated by Amcor, nor any other property or facility at which any Hazardous Materials generated by Amcor have been disposed of or come to rest at, is listed or proposed for listing on the National Priorities List or the Superfund Enterprise Management System pursuant to Superfund or on any analogous foreign, state or local list of sites with contamination of Hazardous Materials that require remediation or other action under applicable Environmental Law, nor has Amcor or any of its Subsidiaries received any information request, notice of potential liability, or other notice relating to potential liability relating to any listed property or facility and (vi) there is no obligation or liability of any other person arising under applicable Environmental Law for which Amcor or any of its Subsidiaries has or may have retained or assumed liability, either contractually or, to the knowledge of Amcor, by operation of Applicable Law.

(s)           Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, (i) Amcor and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased real property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the knowledge of Amcor, threatened in writing) condemnation proceedings with respect to any owned or, to the knowledge of Amcor, leased real property described in clause (i), (iii) with respect to all such leased real property, Amcor and each of its Subsidiaries are in material compliance with all material terms and conditions of each lease therefor, and neither Amcor nor any of its Subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default and (iv) there are no outstanding options, rights of first offer or rights of first refusal to purchase the owned real property or any portion thereof or interest therein.

(t)            Voting Requirements. The approval of the Share Issuance by the affirmative vote of a majority of the votes cast by holders of Amcor Ordinary Shares entitled to vote thereon (voting as a single class) (the “Amcor Shareholder Resolution”), at the Amcor Shareholders Meeting, is necessary to approve the Share Issuance. The Amcor Shareholder Resolution is the only vote of holders of any shares of Amcor necessary to approve the transactions contemplated by this Agreement.

(u)           Brokers. Except for fees payable to Goldman Sachs & Co. LLC and UBS Securities LLC, no broker, investment banker or financial advisor is entitled to broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Amcor. Amcor has made available to Berry true and complete copies of each engagement letter with Goldman Sachs & Co. LLC and UBS Securities LLC in connection with the transactions contemplated by this Agreement.

(v)           Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Amcor. Merger Sub was formed solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its formation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Berry, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except for the Enforceability Exceptions.

(w)          Customers and Suppliers. Section 4.2(w) of the Amcor Disclosure Letter sets forth a true, complete and correct list of the ten largest customers (determined on the basis of the total dollar amount of sales in the twelve months ended June 30, 2024) (each a “Amcor Material Customer”) and suppliers (determined on the basis of the total dollar amount of purchases in the twelve months ended June 30, 2024) (each a “Amcor Material Supplier”) to Amcor and the Subsidiaries of Amcor showing the total dollar number of sales or purchases from, as the case may be, each Amcor Material Customer or Amcor Material Supplier during such period. Since July 1, 2023 through the date of this Agreement, (i) no Amcor Material Customer or Amcor Material Supplier has, to the knowledge of Amcor, notified Amcor or any Subsidiary of Amcor in writing that it intends to terminate, cancel or materially curtail its business relationship with Amcor or any Subsidiary of Amcor and (ii) neither Amcor nor any Subsidiary of Amcor has been engaged in a dispute that is material to Amcor and Subsidiaries of Amcor, taken as a whole, with an Amcor Material Customer or Amcor Material Supplier.

(x)            Insurance. Amcor and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks reasonably consistent with customary and prudent industry practice for similar businesses. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Amcor, all material insurance policies maintained by or on behalf of Amcor or any of its Subsidiaries as of the date of this Agreement are in full force and effect, Amcor and its Subsidiaries are in material compliance with the terms and provisions of all such insurance policies, and neither Amcor nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action or failed to take action that would, or would reasonably be expected to, individually or in the aggregate, permit cancellation, termination or modification of, any such material insurance policies.

(y)           Financing Matters.

(i)              Amcor has delivered to Berry (A) a true, accurate, complete and fully executed copy of a commitment letter, together with all annexes, schedules, exhibits and other attachments thereto, dated the date hereof, by and among Amcor, Amcor Flexibles North America, UBS AG, Stamford Branch, UBS Securities LLC and Goldman Sachs Bank USA (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the Financing Sources party thereto have committed, on the terms and subject solely to the conditions expressly set forth therein, to provide debt financing in the applicable amount set forth therein to Amcor for the purpose of funding the Required Amount (the “Debt Financing”) and (B) true, accurate, complete and fully executed copies of all fee letters associated with the Debt Commitment Letter (collectively, the “Debt Fee Letters” and, together with the Debt Commitment Letter, collectively, the “Debt Financing Letters”); provided that the Debt Fee Letters may be Customarily Redacted.

(ii)             As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and the respective commitments contained therein have not been withdrawn, rescinded or terminated or otherwise amended, restated, supplemented or modified in any respect, and no provisions or rights thereunder have been waived. As of the date of this Agreement, no such withdrawal, rescission, termination, amendment, restatement, supplement, modification or waiver is contemplated or the subject of discussions by Amcor, or, to the knowledge of Amcor, any other party to the Debt Commitment Letter, except in accordance with the express terms of the Debt Commitment Letter and except to add, in accordance with the Debt Commitment Letter, certain persons as additional “commitment parties” thereunder. The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Amcor and Amcor Flexibles North America and, to the knowledge of Amcor, the other parties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Other than the Debt Commitment Letter and the Debt Fee Letters, there are no agreements, side letters, arrangements, undertakings or understandings (written or oral) directly or indirectly relating to the Debt Commitment Letter that would impose or would reasonably be expected to result in any Prohibited Modification, and the Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Amcor Flexibles North America on the terms therein. As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute a default under, or breach of, any term or condition of the Debt Commitment Letter by Amcor or Amcor Flexibles North America and, to the knowledge of Amcor, any other party thereto; (B) make any of the representations, warranties, assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect; (C) result in any of the conditions in the Debt Commitment Letter not being satisfied at or prior to the Closing; or (D) otherwise result in or would reasonably be expected to result in any portion of the Debt Financing not being available at or prior to the Closing. As of the date of this Agreement, no Financing Source has notified Amcor in writing of its intention to terminate the Debt Commitment Letter or not to provide the Debt Financing at or prior to the Closing. Assuming satisfaction of the conditions in Section 7.1 and Section 7.2, as of the date of this Agreement, Amcor does not have reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it with respect to the Debt Commitment Letter or that the full amount of the Debt Financing, to the extent such amount, when taken together with other sources of funds immediately available to Amcor, is required for Amcor to have the Required Amount at the Effective Time, will not be available at or prior to the Closing. Amcor has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Debt Financing that are due and payable on or prior to the date hereof, and Amcor will continue to pay or cause to be paid in full any such amounts required to be paid in connection with the Debt Financing as and when they become due and payable prior to or upon the Closing. None of the Debt Financing Letters contains any commitment fee or other fee payable by Berry or any of its Subsidiaries or affiliates prior to Closing. The aggregate proceeds from the Debt Financing, together with other sources of funds immediately available to Amcor, constitute all of the financing required for Amcor to have the Required Amount at the Effective Time.

(iii)            Amcor hereby acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of its obligations hereunder (including the obligation to consummate the Merger and the other transactions contemplated hereby) are subject to any condition regarding Amcor’s or any other Person’s ability to obtain the Debt Financing or any other funding or financing.

(z)            No Other Representations.

(i)              Except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither Amcor nor Merger Sub or any other person acting on behalf of Amcor or its Subsidiaries makes any express or implied representation or warranty with respect to Amcor or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with this Agreement or the transactions contemplated hereby, and Amcor and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither Amcor nor Merger Sub or any other person makes or has made any express or implied representation or warranty to Berry or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to Amcor or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, any oral or written information presented to Berry or any of its affiliates or representatives in the course of their due diligence investigation of Amcor or Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)             Notwithstanding anything contained in this Agreement to the contrary, Amcor and Merger Sub acknowledge and agree that neither Berry nor any other person acting on behalf of Berry or its Subsidiaries has made or is making, and Amcor and Merger Sub expressly disclaim reliance upon, any representations, warranties or statements relating to Berry or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Berry in Section 4.1 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Berry furnished or made available to Amcor or Merger Sub or any of their representatives. Without limiting the generality of the foregoing, Amcor and Merger Sub acknowledge that, except as expressly provided in Section 4.1 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Amcor and Merger Sub or any of their representatives. Nothing in this Section 4.2(z) shall be construed as a waiver (or an admission of non-reliance with respect to) any claims based on fraud.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1.            Conduct of Business.

(a)            Conduct of Business by Berry. Except for matters (i) set forth in the corresponding sub-section of Section 5.1(a) of the Berry Disclosure Letter, (ii) as required by Applicable Law, (iii) as expressly required or expressly contemplated by this Agreement or (iv) as otherwise consented to by Amcor in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, Berry (x) shall, and shall cause its Subsidiaries to, use reasonable best efforts to (1) carry on their respective businesses in all material respects in the ordinary course of business and (2) preserve substantially intact its business organization and relationships with customers, suppliers and other third parties, in each case, having material business dealings with Berry or any of its Subsidiaries and (y) shall not, and shall not permit any of its Subsidiaries to:

(i)              (A) other than (1) dividends and distributions by a Subsidiary wholly owned by Berry payable to another Subsidiary wholly owned by Berry or payable to Berry, and (2) quarterly cash dividends on Berry Common Stock with timing that is consistent with past practice and in an amount per share of Berry Common Stock not to exceed $0.31 with respect to Berry’s fiscal year 2025 quarterly dividends, and $0.36 with respect to Berry’s fiscal year 2026 quarterly dividends, declare, set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of Berry or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares upon the vesting, settlement or exercise of a Berry Equity Award outstanding on the date of this Agreement in accordance with its present terms or of a Berry Equity Award granted after the date of this Agreement in accordance with this Section 5.1(a)), in the case of each of clauses (B) and (C), other than, solely with respect to the capital stock or other securities of Berry’s wholly owned Subsidiaries, actions or transactions solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries;

(ii)             issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, voting securities, securities or equity interests (including any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, securities or convertible securities (including any Berry Equity Awards) (other than (a) in connection with the settlement of Berry Equity Awards outstanding as of the date of this Agreement in accordance with their present terms or Berry Equity Awards granted after the date of this Agreement in accordance with this Section 5.1(a), (b) as required by any Berry Benefit Plan in effect on the date of this Agreement and set forth on Section 4.1(l)(i) of the Berry Disclosure Letter or entered into or amended as required by with the terms of this Agreement or (c) solely with respect to the capital stock or other securities of Berry’s wholly owned Subsidiaries, transactions solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries), or enter into any agreement with respect to the voting of, any of Berry’s capital stock;

(iii)            other than in the ordinary course of business and for renewals or extensions of any existing Berry Material Contract entered into in the ordinary course of business, (1) materially amend, or waive any material provision of, any Berry Material Contract, (2) enter into any Contract that would have been a Berry Material Contract had it been in effect as of the date of this Agreement (provided that no such Contract may be entered into pursuant to the ordinary course of business exception of the type described in Section 4.1(q)(iii), (iv) or (ix)(B) (with respect to (ix)(B), solely with respect to any such Contract that is not terminable by Berry within 12 months after the effective date of such Contract), or (3) terminate any Berry Material Contract (except for non-renewals or terminations pursuant to the expiration of the existing term of any Berry Material Contract); provided that (A) no Contract of the type described in Section 4.1(q)(ii) may be entered into or amended in reliance on any exception or permission in this clause (iii) unless permitted by Section 5.1(a)(vi) and (B) none of the Berry Notes or any Berry Interim Refinancing may be amended in reliance on any exception or permission in this clause (iii);

(iv)            (A) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation, (B) otherwise acquire any material assets (other than acquisitions of equipment, supplies and inventory in the ordinary course of business), except, in the case of each of clauses (A) and (B), (1) for transactions solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries and (2) acquisitions or investments in any person in one or more transactions in which the consideration does not exceed $5,000,000 for any single transaction or $25,000,000 in the aggregate for all such transactions; or (C) make any such acquisitions or investments (irrespective of size) that would, or would reasonably be expected to, (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any approval, consent, clearance or authorization of any Governmental Entity under any Antitrust Law necessary to consummate the transactions contemplated by this Agreement, including the Merger, or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an Order under any Antitrust Law prohibiting the consummation of the transactions contemplated by this Agreement, including the Merger or (iii) otherwise materially delay the consummation of the transactions contemplated by this Agreement, including the Merger;

(v)            transfer, assign, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse, subject to any Lien (other than a Permitted Lien) or otherwise dispose of any material tangible or intangible assets, except (A) for transactions solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business or (C) the non-exclusive license of Intellectual Property in the ordinary course of business;

(vi)            create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except for (A) any inter-company indebtedness solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries or (B) borrowings by Berry or any of its Subsidiaries in the ordinary course of business pursuant to the Berry Revolving Credit Facility and guarantees of such borrowings issued by Subsidiaries of Berry to the extent required under the terms of the Berry Revolving Credit Facility as in effect on the date hereof, (C) in connection with letters of credit issued under the Berry Revolving Credit Facility in the ordinary course of business, (D) any Berry Interim Refinancing, and (E) any trade payables in the ordinary course of business;

(vii)           other than any Action with respect to Taxes (which shall be governed by Section 5.1(a)(viii)), waive, release, assign, settle, pay, discharge or satisfy any pending or threatened Action, other than such Actions that (1) solely involve a monetary settlement resulting in the payment of damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate for all such Actions during the period from the date of this Agreement to the Closing Date and (2) does not involve any material non-monetary relief;

(viii)          to the extent doing so would be material to Berry and its Subsidiaries, taken as a whole, (A) make, change or revoke any Tax election or take any position on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in Applicable Law, (B) change any method of Tax accounting, (C) amend any income or other material Tax Return, (D) settle or resolve any Tax controversy, (E) make any change to the tax residency of Berry or any of its Subsidiaries (or create a permanent establishment or taxable presence in a jurisdiction outside of its jurisdiction of incorporation or tax residency) or (F) hold any share register of Berry or any of its non-UK Subsidiaries within the UK;

(ix)            except as required by any Berry Benefit Plan or Labor Agreement applicable to Berry or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, as applicable, (A) increase the compensation or benefits of any current or former officer, director, employee or other individual service provider, other than increases (1) made in the ordinary course of business to employees below the level of vice president or (2) by reason of the payment, in the ordinary course of business, of incentive compensation for completed performance periods at actual achieved performance levels consistent with past practice and the applicable Berry Benefit Plan, (B) enter into, adopt, terminate, amend, or modify any Berry Benefit Plan, other than (1) new standard form employment agreements or offer letters entered into in the ordinary course of business with employees below the level of vice president or (2) any ordinary course amendment or modification that does not result in a material enhancement of the compensation or benefits due under the applicable Berry Benefit Plan, (C) accelerate the vesting or payment of any compensation or benefits of any current or former officer, director, employee or other individual service provider, (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, (E) grant to any current or former officer, director, employee or other individual service provider any equity or equity-based award or any right to receive any severance, change-in-control, retention, termination, transaction or similar compensation or benefits or increases therein; or (F) hire or terminate (other than for cause) any individual at or above the level of vice president;

(x)            change any of its material financial accounting policies or procedures currently in effect, except as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xi)            make any payment of, commitment for or accrual of aggregate capital expenditures for any twelve (12) month period that are greater than 110% of the amount set forth on Section 5.1(a)(xi) of the Berry Disclosure Letter (provided that the payment of, commitment for or accrual of capital expenditures among categories of capital expenditures shall be substantially consistent with past practice);

(xii)           (A) amend the Certificate of Incorporation of Berry or Bylaws of Berry, (B) merge or consolidate with any person or (C) adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization (other than, in the case of this clause (C), with respect to Subsidiaries with de minimis assets and liabilities or in connection with any bona fide internal reorganization);

(xiii)           (A) amend or modify (other than amendments or modifications in the ordinary course of business that do not result in material economic concessions or material operational restrictions), terminate, or enter into any Labor Agreement or (B) voluntarily recognize or certify any union, labor organization, works council, other employee representative or group of employees as the bargaining representative for any employees of Berry or its Subsidiaries;

(xiv)          implement any mass layoff, reduction in force, plant closing or other termination event requiring notice under WARN;

(xv)           enter into any new line of business other than any line of business that is reasonably ancillary to or a reasonably foreseeable extension of any line of business engaged in by Berry or its Subsidiaries as of the date of this Agreement;

(xvi)          enter into any material Derivative Transaction; or

(xvii)          authorize, or commit or agree to take, any of the foregoing actions.

(b)           Conduct of Business by Amcor. Except (i) for matters set forth in the corresponding sub-section of Section 5.1(b) of the Amcor Disclosure Letter, (ii) as required by Applicable Law, (iii) as expressly required or expressly contemplated by this Agreement or (iv) as otherwise consented to by Berry in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, Amcor (x) shall, and shall cause its Subsidiaries to, use reasonable best efforts to (1) carry on their respective businesses in all material respects in the ordinary course of business and (2) preserve substantially intact its business organization and relationships with customers, suppliers and other third parties, in each case, having material business dealings with Berry or any of its Subsidiaries and (y) shall not, and shall not permit any of its Subsidiaries to:

(i)              (A) amend the Articles of Association of Amcor or Memorandum of Association of Amcor in any manner that would (x) prevent or materially delay the consummation of the Merger on the terms set forth herein or (y) be adverse in any material respect to the holders of Berry Common Stock (after giving effect to the Merger) relative to other holders of Amcor Ordinary Shares; or (B) other than (1) dividends and distributions by a direct or indirect Subsidiary wholly owned by Amcor payable to another direct or indirect Subsidiary wholly owned by Amcor or payable to Amcor and (2) quarterly cash dividends on the Amcor Ordinary Shares consistent with past practice (including increases in the amount of such dividends consistent with past practice) and (3) cash dividends on Amcor Ordinary Shares as are necessary to pro-rate the normal quarterly cash dividend for a three month period if the Effective Time would occur in such period prior to the declaration of such normal quarterly cash dividend but after the declaration or payment (in such period) of a normal quarterly cash dividend on the shares of Berry Common Stock, declare, set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock;

(ii)             split, combine, reclassify, subdivide, exchange or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, except for any such transaction by a wholly owned Subsidiary of Amcor which remains a wholly owned Subsidiary of Amcor after consummation of such transaction;

(iii)            (A) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation, (B) otherwise acquire any material assets (other than acquisitions of equipment, supplies and inventory in the ordinary course of business), except, in the case of each of clauses (A) and (B), (1) for transactions solely between Amcor and its wholly owned Subsidiaries or among Amcor’s wholly owned subsidiaries and (2) acquisitions or investments in any person in one or more transactions in which the consideration does not exceed $5,000,000 for any single transaction or $25,000,000 in the aggregate for all such transactions, or (C) make any such acquisitions or investments (irrespective of size) that would, or would reasonably be expected to, (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any approval, consent, clearance or authorization of any Governmental Entity under any Antitrust Law necessary to consummate the transactions contemplated by this Agreement, including the Merger, or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an Order under any Antitrust Law prohibiting the consummation of the transactions contemplated by this Agreement, including the Merger or (iii) otherwise materially delay the consummation of the transactions contemplated by this Agreement, including the Merger; provided, that Amcor will, prior to taking any such action set forth in clause (A) or (B) of this Section 5.1(b)(iii), consult with Berry and consider in good faith Berry’s perspective on such issues and Berry’s reasonable input regarding such action, and if such consultation occurs then Berry’s consent shall be deemed to have been delivered in writing;

(iv)            transfer, assign, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse, subject to any Lien (other than a Permitted Lien) or otherwise dispose of any material tangible or intangible assets, except (A) for transactions solely between Berry and its wholly owned Subsidiaries, or among Berry’s wholly owned Subsidiaries, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business or (C) the non-exclusive license of Intellectual Property in the ordinary course of business; provided, that Amcor will, prior to taking any such action set forth in this Section 5.1(b)(iv), consult with Berry and consider in good faith Berry’s perspective on such issues and Berry’s reasonable input regarding such action, and if such consultation occurs then Berry’s consent shall be deemed to have been delivered in writing;

(v)             adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization (other than with respect to Subsidiaries with de minimis assets and liabilities or in connection with any bona fide internal reorganization);

(vi)            issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its share capital, voting securities, securities or equity interests (including any “phantom” stock, stock appreciation, profit participation or similar rights or equity-based awards) convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (including any Amcor Equity Awards), other than (A) (x) issuances of Amcor Ordinary Shares in respect of the settlement of outstanding Amcor Equity Awards, and (y) grants of Amcor Equity Awards or other equity and equity-linked awards to employees, directors and officers of Amcor or the Subsidiaries of Amcor, (B) transactions between Amcor and a wholly owned Subsidiary of Amcor or between wholly owned Subsidiaries of Amcor, or (C) issuances of Amcor Ordinary Shares having a value at the time of issuance of no more than $500 million (in the aggregate for all such issuances) as consideration in connection with any merger, consolidation or acquisition of the stock or assets of any other person;

(vii)           to the extent doing so would be material to Amcor and its Subsidiaries, taken as a whole, (A) make, change or revoke any Tax election or take any position on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in Applicable Law, (B) change any method of Tax accounting, (C) amend any income or other material Tax Return or (D) settle or resolve any Tax controversy; or

(viii)          authorize, or commit or agree to take, any of the foregoing actions.

(c)            No Right to Control or Direct Operations. Nothing contained in this Agreement is intended to give Amcor or Merger Sub, directly or indirectly, the right to control or direct the operations of Berry or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give Berry, directly or indirectly, the right to control or direct the operations of Amcor or its Subsidiaries prior to the Effective Time, in each case, in violation of Applicable Law. Prior to the Effective Time, each of Amcor or Merger Sub and Berry shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations. With respect to each of (i) the matters set forth on in Item 2 of Section 5.1(a)(v) of the Berry Disclosure Letter, (ii) any capital expenditure (x) relating to any systemwide or similar upgrade of an information technology system of Berry and its Subsidiaries or (y) in an amount of $25,000,000 or more for such individual capital expenditure, Berry will, prior to taking any such actions, consult with Amcor and consider in good faith Amcor’s perspective on such issues.

(d)           Financing.

(i)              Until the valid termination of the Debt Commitment Letter upon the consummation of an alternative financing transaction providing, when taken together with other sources of funds immediately available to Amcor, the Required Amount, Amcor shall and shall cause its Subsidiaries to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Debt Financing contemplated by the Debt Commitment Letter, in an amount, when taken together with other sources of funds immediately available to Amcor no later than the Effective Time, no less than the Required Amount, which actions shall include: (i) complying with and maintaining in full force and effect and complying with its obligations under the Debt Financing and the Debt Commitment Letter, (ii) negotiating and entering into definitive financing agreements (the “Definitive Debt Agreements”) with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions applicable to the Debt Financing) or on terms not less favorable to Amcor, taken as a whole (as determined in good faith by Amcor) (unless, other than with respect to conditionality, such terms are reasonably acceptable to Amcor), so that such agreements are in effect no later than the Closing Date (which definitive financing agreements shall not (1)  reduce the amounts to be funded under the Debt Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Debt Commitment Letter and any related “market flex” provisions of the Debt Fee Letters such that Amcor would not have, together with other sources of funds immediately available to Amcor, the Required Amount at the Effective Time, (2) impose new or additional conditions or expanding any existing condition to the receipt of the Debt Financing, (3) otherwise materially delay funding of the Debt Financing or make funding of the Debt Financing less likely to occur at or prior to the Closing or (4) adversely impact the ability of Amcor or Amcor Flexibles North America to enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Agreements (the effects described in clauses (1) through (4), the “Prohibited Modification”)), (iii) satisfying on a timely basis all conditions to the Debt Financing contemplated by the Debt Commitment Letter and the Debt Fee Letters and (iv) enforcing its rights under the Debt Commitment Letter in the event of a breach by the Financing Sources under the Debt Commitment Letter or the Definitive Debt Agreements. Prior to the Closing, without the prior written consent of Berry, Amcor shall not (x) agree to, or permit, any withdrawal, rescission, termination, amendment, restatement, supplement, modification or waiver in respect of any Debt Financing Letter or any Definitive Debt Agreement or (y) substitute other debt or equity financing for all or any portion of the Debt Financing from the same or alternative financing sources, in the case of clauses (x) and (y), to the extent such amendment, modification, supplement, waiver or substitution would result in a Prohibited Modification; provided that, for the avoidance of doubt and notwithstanding anything to the contrary set forth above, Amcor may amend, supplement, withdraw, rescind, terminate or otherwise modify the Debt Commitment Letter (A) to add lenders, bookrunners, lead arrangers, syndication agents or similar entities, (B) in any manner that does not result in a Prohibited Modification and (C) to reduce or terminate the commitments thereunder as a result of the consummation of an alternative financing generating, when taken together with other sources of funds immediately available to Amcor, the Required Amount at the Effective Time. Amcor shall, upon written request of Berry, keep Berry reasonably informed of the status of its efforts to arrange the Debt Financing.

(ii)             Amcor shall give Berry prompt written notice (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Financing Letters of which Amcor becomes aware, (B) of the receipt or delivery of any written notice or other written communication, in each case from any person with respect to (1) any actual, threatened or alleged breach, default, withdrawal, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt Agreement or (2) any material dispute or disagreement between or among parties to the Debt Commitment Letter or any Definitive Debt Agreement, in the case of clauses (A) and (B), to the extent such breach, default, withdrawal, termination or repudiation would reasonably be expected to materially delay or prevent the Closing or result in failure of Amcor to obtain, when taken together with other sources of funds immediately available to Amcor, the Required Amount at the Effective Time or (C) if at any time for any reason Amcor believes in good faith that it may not be able to obtain all or any portion of the Debt Financing on the terms and conditions, at the time, in the manner or from the sources contemplated by the Debt Financing, except as a result of consummation of alternative financing transactions contemplated by the Debt Commitment Letter providing, when taken together with other sources of funds immediately available to Amcor, the Required Amount at the Effective Time. Amcor shall promptly provide any material information reasonably requested by Berry relating to any circumstance referred to in clauses (A), (B) or (C) of the immediately preceding sentence; provided that in no event shall Amcor be required to provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, to Amcor or any of its Subsidiaries (as reasonably determined in good faith by Amcor).

(iii)            If any of the Debt Financing or the Debt Commitment Letter (or any Definitive Debt Agreement) expires or is terminated prior to the Closing, in whole or in part, for any reason, or any portion of the Debt Financing becomes unavailable on the terms and subject solely to the conditions set forth in the Debt Commitment Letter or any Definitive Debt Agreement shall be withdrawn, repudiated, terminated or rescinded (other than as a result of any mandatory commitment reduction in connection with the consummation of alternative financing transactions contemplated by the Debt Commitment Letter providing, when taken together with other sources of funds immediately available to Amcor, the Required Amount at the Effective Time), then Amcor shall (i) promptly use its reasonable best efforts to arrange for alternative financing from alternative sources (which alternative financing (1) shall be in an amount no less than, when taken together with other sources of funds immediately available to Amcor, the Required Amount and (2) shall not include conditions to such alternative debt financing that are more onerous than, taken as a whole, the conditions set forth in the Debt Financing on the date of this Agreement (as reasonably determined in good faith by Amcor) to replace the Debt Financing, to be consummated no later than the day on which the Closing shall occur pursuant to this Agreement, (ii) provide to Berry copies of all documents (including all fee letters and engagement letters; provided that any fee and engagement letters may be Customarily Redacted) relating to any alternative financing to replace the Debt Financing and (iii) keep Berry reasonably informed of the process of obtaining any alternative financing. If any alternative financing is obtained in accordance with this Section 5.1(d)(iii), Amcor shall promptly notify Berry thereof and references to the “Debt Financing,” “Debt Commitment Letter” and “Debt Financing Letters” (and other like term in this Agreement) shall include such alternative financing, as applicable.

(iv)            Prior to the Closing, Berry shall, and shall cause its Subsidiaries to, and shall use its and their reasonable best efforts to cause the appropriate Representatives of Berry and its Subsidiaries to, provide such cooperation reasonably requested by Amcor, its Subsidiaries or its or their respective Representatives in connection with the arrangement and consummation of any Financing by Amcor or its Subsidiaries in connection with the Merger, including: (A) making senior management of Berry and its Subsidiaries reasonably available, upon reasonable advance notice and during normal business hours, to participate in a reasonable number of meetings and calls, diligence sessions, drafting sessions, road shows, rating agency meetings and lender presentations at locations and times to be mutually agreed (all of which may be conducted by teleconference or virtual meeting platforms), (B) assisting as is reasonably necessary with the preparation of customary materials for rating agency presentations, lender presentations, offering documents, private placement memoranda, bank information memoranda (including confidential information memorandum), prospectuses and similar documents as may be reasonably required in connection with the Financing (which, where customary, shall contain customary exculpatory language reasonably satisfactory to Berry), and otherwise reasonably cooperating with the marketing efforts of Amcor or its Subsidiaries and the Financing Sources for any portion of the Financing, (C) furnishing Amcor and the Financing Sources with customary and reasonably available financial and other information regarding Berry and its Subsidiaries as may be reasonably requested by Amcor, its Subsidiaries or its or their respective Representatives as promptly as reasonably practicable upon receipt of such request by Berry, including (x) audited consolidated financial statements of Berry, prepared in accordance with GAAP, for each of the two most recent fiscal years ended at least 60 days prior to the Closing Date, (y) unaudited consolidated financial statements of Berry, prepared in accordance with GAAP, for any fiscal quarter (other than the fourth fiscal quarter) ended after the date of the most recent audited consolidated financial statements of Berry delivered pursuant to sub-clause (x) above (and corresponding periods of any prior year) and more than 40 days prior to the Closing Date, and (z) financial statements, schedules, business and other financial data regarding Berry and its Subsidiaries of the type required by Regulation S-X or Regulation S-K under the Securities Act (which information is understood not to include (I) “segment reporting” or other financial information otherwise required by Sections 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X and (II) CD&A and other information required by Item 402 of Regulation S-K and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A), in each case including as may be necessary for Amcor to prepare (i) unaudited pro forma statements of income of Amcor giving effect to the Merger and any other recent or probable acquisition for the most recent fiscal year of Amcor ended at least sixty (60) days prior to the Closing Date and the interim period, if any, since the date of such audited financial statements of Amcor through the most recent fiscal quarter of Amcor ended at least forty (40) days prior to the Closing Date and (ii) an unaudited pro forma consolidated balance sheet of Amcor giving effect to the Merger and any other recent or probable acquisition as of the date of the most recent annual and quarterly balance sheet of Amcor, in each case, prepared in accordance with Article 11 of Regulation S-X under the Securities Act (it being understood that Amcor shall be solely responsible for the preparation of any pro forma financial information or pro forma financial statements), (D) to the extent reasonably requested by Amcor at least ten Business Days prior to the Closing Date, providing at least four Business Days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (E) cooperating with any due diligence investigation of the Financing Sources or prospective Financing Sources, (F) obtaining the Payoff Documentation and Redemption Documentation in a customary form, (G) taking all corporate or other organizational actions, none of which shall become effective prior to the Closing, reasonably requested by Amcor to authorize and permit the consummation of the Financing, (H) executing customary authorization and management representation letters and customary representation letters to auditors, (I) cooperating with the preparation and delivery of customary definitive financing documents, including, in each case, the schedules thereto, or documents contemplated by the Financing, (J) using reasonable best efforts to cause Berry’s independent public accounting firm to provide customary and reasonable cooperation with Amcor, its Subsidiaries and its and their respective Representatives in order to consummate the Financing, including by participating in accounting due diligence sessions, providing comfort letters, audit reports and, if required, consents of accountants and auditors with respect to financial statements and other financial information for Berry and its Subsidiaries for inclusion or incorporation by reference in documents referred to in sub-clause (B) above and (K) cooperating with Amcor and its Subsidiaries in connection with the replacement of any letters of credit issued pursuant to the Berry Revolving Credit Facility.

(v)             Amcor, or at Amcor’s discretion, a Subsidiary of Amcor, shall bear and pay all reasonable and documented out-of-pocket costs, fees and expenses incurred by Berry and its Subsidiaries in connection with the cooperation described in this Section 5.1(d) (all such costs, fees and expenses, collectively, the “Financing Costs”), and Amcor agrees to reimburse, or cause to have reimbursed, such persons for such Financing Costs promptly following written request therefor. Notwithstanding anything in this Agreement to the contrary, in no event shall the cooperation obligations of Berry or any of its Subsidiaries under this Section 5.1(d) be deemed or construed to require Berry or any of its Subsidiaries to (A) agree to make any payment (including any commitment or other fee or any expense reimbursement) in connection with the Financing or (B) incur any other liability or give any indemnity in connection with the Financing (including any corporate or comparable action), except those that will be effective only after the Closing.

(vi)            Notwithstanding anything in this Section 5.1(d) to the contrary, in fulfilling its obligations pursuant to this Section 5.1(d), (A) none of Berry or any of its Subsidiaries shall be required to (1) take any action that would conflict with, violate or result in a breach of or default or give rise to any right of termination, cancellation or acceleration of any right or obligation of such person, in each case under any provision of any of such person’s organizational documents, Applicable Law or any Berry Material Contract or result in the creation or imposition of any Lien on any asset of such person in violation of this Agreement (except, in the case of Berry and its Subsidiaries, any Lien on any of its assets that becomes effective only upon the Closing), (2) provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Berry or any of its Subsidiaries (in each case, as reasonably determined by Berry), (3) pay any commitment or other fee, provide any security or incur any other liability in connection with the Financing, unless in the case of Berry or its Subsidiaries that will be an obligor in respect of the Financing, the same would not be effective prior to the Effective Time, (4) enter into any definitive agreement, unless in the case of Berry or its Subsidiaries that will be an obligor in respect of the Financing, the same would not be effective until the Effective Time, (5) enter into or approve any Debt Financing Letter, (6) take any action that would result in any significant interference with the prompt and timely discharge of the duties of any director, manager, officer, general or limited partner or employee of any Berry Party, (7) unreasonably interfere with the ongoing operations of Berry and its Subsidiaries or (8) except as contemplated by clause (e) or (f) of this Section 5.1, require Berry or any of its Subsidiaries (except to the extent an obligor in respect of the Financing upon the Closing) to execute or deliver any certificate (including any solvency certificate), agreement, arrangement, document or instrument, or pass any resolutions or consents, relating to the Financing (it being understood that persons who will continue as directors or managers of Berry or any of its Subsidiaries on a post-Closing basis may be required to execute and deliver in escrow resolutions or consents to approve or authorize the execution of the Financing that will be effective at the Closing), liability or obligation of Berry or any of its Subsidiaries under any such certificate, agreement, arrangement, document or instrument, or any such resolution or consent, (including, in each case, the execution thereof) relating to the Financing be required to be effective prior to the Closing (other than customary authorization and representation letters referred to above), or require Berry or any of its Subsidiaries to make any representations with respect to the impact of the incurrence of the Financing on Berry’s capital structure or other pro forma information relating thereto or the manner in which Amcor intends to operate, or cause to be operated, Berry’s business after the Closing. Notwithstanding anything to the contrary contained in this Section 5.1(d), nothing will limit Berry’s obligations with respect to the customary authorization and management representation letters referred to in this Section 5.1(d).

(vii)           Amcor shall indemnify and hold harmless Berry and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by them directly in connection with the arrangement of the Financing (other than to the extent related to information provided by Berry or any of its Subsidiaries). Nothing in this Section 5.1(d) shall require (x) any officer or Representative of Berry or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.1(d) that could reasonably be expected to result in personal liability to such officer or Representative; or (y) Berry’s board of directors to approve the Financing or Contracts related thereto (it being understood and agreed that all such certificates, opinions or resolutions may be delivered by any officer or board members of the Surviving Corporation immediately after the Effective Time).

(viii)          Following the date hereof, Berry hereby consents to the use of its and its Subsidiaries’ logos solely to the extent necessary or advisable in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Berry or any of its Subsidiaries or the reputation or goodwill of Berry or any of its Subsidiaries or any of their respective Intellectual Property rights.

(ix)            In the event that Berry or any of its Subsidiaries refinances, substitutes, replaces or otherwise modifies any existing indebtedness for borrowed money of Berry or any of its Subsidiaries (other than intercompany indebtedness) during the period from the date of this Agreement to the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1 (any such financing, a “Berry Interim Refinancing”), Berry shall, and shall cause its Subsidiaries to, consummate such Berry Interim Refinancing in accordance with the terms set forth on Section 5.1(d)(ix) of the Berry Disclosure Letter.

(x)             Berry and each of its Subsidiaries will be deemed to be in compliance with this Section 5.1(d) unless (1) Amcor provides prompt written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure in a commercially reasonable and practical manner consistent with this Section 5.1(d), (2) such failure to comply has not been cured within five (5) Business Days from receipt of such written notice (it being understood that Amcor shall not be required to consummate the Merger during such time) and (3) the Financing has not been obtained as a primary result of Berry’s material breach of its obligations under this Section 5.1(d).

(xi)             Payoff Documentation and Redemption Documents:

(A)           At least one Business Day prior to the Closing, Berry shall deliver to Amcor payoff letters in respect of the Berry Credit Facilities (the “Berry Credit Facility Payoff Letters”) as of the Closing Date and the other Payoff Documentation, in each case and to the extent applicable, in final and fully executed and, with respect to other Payoff Documentation, authorized form, subject to the conditions to effectiveness and release thereof as set forth in the applicable Berry Credit Facility Payoff Letters.

(B)            Subject to the satisfaction of any conditions specified in any conditional notice of redemption delivered by Berry pursuant to Section 5.1(d), Berry shall deliver to holders of the Berry Second Lien Notes and the trustees under the applicable indentures all Redemption Documentation necessary to redeem the Berry Second Lien Notes and satisfy and discharge all obligations of Berry and its Subsidiaries under the indentures governing the Berry Second Lien Notes (including, but not limited to the release of all Liens securing the Berry Second Lien Notes) at, the Closing, in each case and to the extent applicable, in final and fully executed and authorized form.

(e)            Cooperation in Connection with Exchange Offers/Consent Solicitations.

(i)             Prior to Closing, Amcor or one of its Subsidiaries may, or, upon the reasonable request of Amcor, Berry or one of its Subsidiaries shall (a) commence any of the following: (i) one or more offers to purchase any or all of the outstanding Berry Notes for cash (the “Offers to Purchase”); or (ii) one or more offers to exchange any or all of the outstanding Berry Notes for securities issued by Amcor (or its affiliates) (the “Offers to Exchange”); and/or (b) solicit the consent of the holders of any series of Berry Notes regarding proposed amendments to the indenture governing such series of Berry Notes (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Berry Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall not be consummated until the Closing and, to the extent any such transaction includes a consent fee or other consideration offered to holders, it shall be funded by Amcor or its Subsidiaries. Any Berry Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Amcor or its Subsidiaries and which are permitted by the terms of the indentures governing the applicable series of Berry Notes and Applicable Law, including SEC rules and regulations. Amcor or its Subsidiaries shall consult with Berry regarding the material terms and conditions of any Berry Note Offers and Consent Solicitations, including the timing and commencement of any Berry Note Offers and Consent Solicitations and any tender deadlines. Amcor or its Subsidiaries shall provide Berry with the applicable offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Amcor or its Subsidiaries in the applicable Berry Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Berry Note Offers and Consent Solicitations to allow Berry and its legal counsel to review and comment on such Debt Offer Documents, and Amcor and its Subsidiaries shall give reasonable and good faith consideration to any comments made or input provided by Berry and its legal counsel. Subject to the receipt of the requisite consents from holders of the applicable Berry Notes, in connection with any or all of the Consent Solicitations, Berry shall execute a supplemental indenture to the applicable indenture in accordance with the terms thereof amending the terms and provisions of such indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Amcor or its Subsidiaries (each, a “Berry Supplemental Indenture”); provided that notwithstanding the fact that such supplemental indentures may become effective earlier, the proposed amendments set forth therein shall not become operative until, and such operation shall be conditioned upon, the Closing. Berry shall, and shall cause each of its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, provide all reasonable and customary cooperation as may be reasonably requested by Amcor, its Subsidiaries or its or their respective Representatives in writing to assist Amcor and its Subsidiaries in connection with any Berry Note Offers and Consent Solicitations (including, using reasonable best efforts to cause Berry’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Berry Note Offers and Consent Solicitations) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of Berry and its Subsidiaries); provided that neither Berry nor counsel for Berry shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Berry Note Offers and Consent Solicitations (other than, in connection with the execution of any Berry Supplemental Indenture relating to the Consent Solicitations, with respect to which Berry shall (x) deliver customary officer’s certificates and (y) cause legal counsel for Berry to deliver customary legal opinions to the trustee under the applicable indenture in the form required by the applicable indenture, subject to delivery of a 314(d) Opinion (as defined below) to the trustee concurrently with the delivery of such opinion of legal counsel for Berry; provided that in no event shall Berry be required to furnish any certificate or opinion of an engineer, appraiser, or other expert to the trustee under the applicable indentures that may be required pursuant to Section 314 of the Trust Indenture Act of 1939, as amended (any such opinion, a “Section 314(d) Opinion”) (it being understood and agreed that, upon Amcor’s reasonable request, (A) Berry shall furnish (or permit Amcor or the applicable preparer of such Section 314(d) Opinion to furnish) to the trustee under the applicable indentures a Section 314(d) Opinion prepared by a third party (the “Section 314(d) Opinion Provider”) at Amcor’s sole expense) and (B) shall provide or cause to be provided to the Section 314(d) Opinion Provider such information regarding Berry and its Subsidiaries (including financial statements, schedules, business and other financial data regarding Berry and its Subsidiaries) as may be reasonably requested by such Section 314(d) Opinion Provider in connection with the preparation of the Section 314(d) Opinion); provided, further, that the failure of such 314(d) Opinion Provider to deliver a Section 314(d) Opinion to the trustee under the applicable indentures shall not constitute a breach of Berry’s obligations under this Section 5.1(e). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Berry Note Offers and Consent Solicitations will be selected by Amcor or its Subsidiaries, retained by Amcor or its Subsidiaries, and their fees and out-of-pocket expenses will be paid directly by Amcor or its Subsidiaries. If, at any time prior to the completion of the Berry Note Offers and Consent Solicitations, Berry or any of its Subsidiaries, on the one hand, or Amcor or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Amcor or its Subsidiaries describing such information shall be disseminated to the holders of the applicable Berry Notes. The consummation of any or all of the Berry Note Offers and Consent Solicitations shall not be a condition to Closing.

(ii)             Berry and each of its Subsidiaries will be deemed to be in compliance with this Section 5.1(e) unless (1) Amcor provides prompt written notice of the alleged failure to comply specifying in reasonable detail specific steps to cure such alleged failure in a commercially reasonable and practical manner consistent with this Section 5.1(e), (2) such failure to comply has not been cured within five (5) Business Days from receipt of such written notice (it being understood that Amcor shall not be required to consummate the Merger during such time) and (3) the Berry Note Offers and Consent Solicitations were not able to be consummated as a primary result of Berry’s material breach of its obligations under this Section 5.1(e).

(f)            Actions with Respect to Redemption of Berry Second Lien Notes. If requested by Amcor, its Subsidiaries or its or their respective Representatives in writing, Berry shall use reasonable best efforts to take any actions (including (i) requesting the applicable trustee to take such actions and (ii) delivering a conditional notice of redemption subject only to the payment of the redemption price (including any make-whole payment) and the occurrence of the Closing and customary officer’s certificates and (iii) causing legal counsel for Berry to deliver customary legal opinions to the trustee under the applicable indentures) reasonably requested by Amcor to facilitate (x) the redemption of any Berry Second Lien Notes and (y) the satisfaction and discharge of all obligations of Berry and its Subsidiaries under the indentures governing such Berry Second Lien Notes (including, but not limited to the release of all Liens securing such Berry Second Lien Notes) pursuant to such applicable indenture at the Effective Time; provided, however, that if a conditional notice is given, Amcor shall ensure that at the Effective Time, Amcor has provided Berry the funds necessary to effect any such redemption or satisfaction and discharge.

(g)           Prior to the Closing, Berry shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause the appropriate Representatives of Berry and its Subsidiaries to, provide such cooperation reasonably requested by Amcor, its Subsidiaries or its or their respective Representatives in connection with the development of, and negotiation with counterparties to Swap Contracts to which Berry or any of its Subsidiaries is a party of the documentation needed to implement, a post-Closing hedging strategy for Amcor and its Subsidiaries and the mechanics for implementing that strategy, including the amendment, assignment, termination or novation of any Swap Contracts and Swap Transactions of Berry or any of its Subsidiaries on terms that are reasonably requested by Amcor and effective at and conditioned upon the Closing.

(h)           Prior to the Effective Time, Berry shall use unrestricted cash of Berry and its Subsidiaries (as would be reflected on a balance sheet prepared as of any applicable date on a consolidated basis in accordance with GAAP and in no instance as would constitute the proceeds of any indebtedness for borrowed money that is incurred from the date hereof to the Effective Time) in an aggregate amount equal to at least the aggregate cash proceeds of the HHNF Spinoff and, unless otherwise consented to by Amcor in writing (such consent not to be unreasonably withheld, conditioned or delayed), any disposition through an “M&A” type transaction of businesses, assets, equity, properties or product lines of Berry or any of its Subsidiaries to first, (i) redeem all the Berry 2025 Euro Notes prior to their maturity date or (ii) if the Berry 2025 Euro Notes maturity date occurs prior to the Effective Time, repay all the Berry 2025 Euro Notes upon maturity (any such repayment or redemption, the “Berry 2025 Euro Notes Repayment”), second, permanently prepay amounts outstanding under the Berry Term Loan and third, permanently redeem, repay or retire other indebtedness for borrowed money of Berry or any of its Subsidiaries to the extent the Berry 2025 Euro Notes Repayment has occurred and all amounts outstanding under the Berry Term Loan have been repaid. Berry shall deliver (if applicable) (x) in the case of the Berry 2025 Euro Notes whether redeemed or repaid at maturity, the applicable Redemption Documentation and (y) in the case of the Berry Term Loan and any other indebtedness prepaid or redeemed in accordance with this clause (h), evidence of such repayment or redemption as reasonably requested in writing by Amcor.

Section 5.2.            No Solicitation by Berry.

(a)           Subject to the terms of Section 5.2(b) and Section 5.2(d), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Berry shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Berry Alternative Transaction, or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Berry Alternative Transaction; provided that if, at any time prior to obtaining the Berry Stockholder Approval, the Board of Directors of Berry determines in good faith (after consultation with Berry’s outside legal counsel and financial advisors) that any such proposal that did not result from a breach of this Section 5.2(a) constitutes or would reasonably be expected to result in a Berry Superior Proposal, subject to compliance with Section 5.2(c), Berry and its Representatives may (A) furnish information with respect to Berry and its Subsidiaries to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to Amcor or is provided to Amcor prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms and use restrictions generally no less restrictive than the terms of the confidentiality agreement, effective as of July 2, 2024, between Berry and Amcor (the “Confidentiality Agreement”) (provided that any “standstill” restriction need not prohibit a Berry Third Party from making a proposal to Berry) and that does not contain provisions which prohibit or otherwise restrict Berry from complying with its obligations under of this Section 5.2, including with respect to information sharing, and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “Berry Alternative Transaction” means any of (1) a merger, consolidation, share exchange, tender offer, share issuance or similar transaction or series of transactions pursuant to which any person (or group of persons) other than Amcor and its Subsidiaries (such person (or group of persons), a “Berry Third Party”), or the direct or indirect stockholders of such Berry Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Berry Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the equity or voting power of Berry (or the resulting company), (2) any transaction or series of transactions pursuant to which any Berry Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Berry and any entity surviving any merger or combination including any of them) or businesses of Berry or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Berry and its Subsidiaries taken as a whole, (3) any disposition of assets of Berry or its Subsidiaries to a Berry Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Berry and its Subsidiaries, taken as a whole or (4) any combination of the foregoing types of transactions if the sum of the percentage of the voting power of Berry or of the consolidated net revenues, net income or assets of Berry and its Subsidiaries, taken as a whole, involved is twenty percent (20%) or more. For purposes of this Agreement, a “Berry Superior Proposal” means any bona fide written proposal made by a Berry Third Party to enter into a Berry Alternative Transaction (with all references to 20% in the definition of Berry Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 5.2, (B) is on terms that the Board of Directors of Berry determines in good faith (after consultation with Berry’s outside financial advisors and outside legal counsel) to be more favorable from a financial point of view to Berry’s stockholders than the Merger, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Amcor in response to such proposal to enter into a Berry Alternative Transaction and the identity of the person making such proposal to enter into a Berry Alternative Transaction) and (C) is reasonably capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal (including the conditions and certainty of closing).

(b)           Except as permitted by this Section 5.2(b) or Section 5.2(d), neither the Board of Directors of Berry nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify, or propose publicly to withhold, withdraw, amend, qualify or modify, or fail to make, in each case in a manner adverse to Amcor, the Berry Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Berry Alternative Transaction, (iii) fail to include in the Joint Proxy Statement/Prospectus the Berry Board Recommendation, (iv) fail to publicly recommend, within ten Business Days after the commencement of a tender or exchange offer relating to shares of Berry Common Stock (or if earlier, at least five Business Days prior to the Berry Stockholders Meeting), the rejection of such tender or exchange offer and reaffirming the Berry Board Recommendation or (v) fail to publicly reaffirm the Berry Board Recommendation within ten Business Days of Amcor’s written request to do so following the public announcement of any Berry Alternative Transaction (or any material amendment, including any change to the price or form of consideration); provided that Amcor shall not be entitled to make such written request, and the Board of Directors of Berry shall not be required to make such reaffirmation, more than once with respect to any particular Berry Alternative Transaction (provided further that Amcor shall be entitled to make a new written request upon any material amendment to such Berry Alternative Transaction, including any change to the price or form of consideration) (any action or failure to act in clauses (i) through (v) being referred to as a “Berry Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Berry Stockholder Approval, the Board of Directors of Berry determines in good faith, after consultation with Berry’s outside financial advisors and outside legal counsel, that it has received a Berry Superior Proposal, the Board of Directors of Berry may (1) effect a Berry Recommendation Change or (2) authorize Berry to terminate this Agreement pursuant to Section 8.1(g) to substantially concurrently enter into a definitive agreement with respect to such Berry Superior Proposal, in each case, only if, prior to taking such action, (A) the Board of Directors of Berry determines in good faith, after consultation with Berry’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) Berry has notified Amcor in writing that it intends to effect a Berry Recommendation Change pursuant to this Section 5.2(b) or terminate this Agreement pursuant to Section 8.1(g), (C) Berry has provided Amcor with a copy of the proposed definitive agreements and other proposed transaction documentation relating to such Berry Superior Proposal and the identity of the person making such Berry Superior Proposal, (D) for a period of four Business Days following the notice delivered pursuant to clause (B) of this Section 5.2(b), Berry shall have discussed and negotiated in good faith and made Berry’s Representatives available to discuss and negotiate in good faith (in each case to the extent Amcor desires to negotiate) with Amcor’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Berry (it being understood and agreed that any amendment to any material term or condition of any Berry Superior Proposal shall require a new notice and a new negotiation period that shall expire three Business Days following delivery of such new notice from Berry to Amcor), (E) no earlier than the end of such negotiation period, the Board of Directors of Berry shall have determined in good faith, and after considering the terms of any proposed amendments or modifications to this Agreement and the transactions contemplated by this Agreement, that (x) after consultation with Berry’s outside financial advisors and outside legal counsel, the Berry Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Berry Superior Proposal and (y) after consultation with Berry’s outside legal counsel, the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law, and (F) in the case of Berry terminating this Agreement pursuant to Section 8.1(g) to enter into a definitive agreement with respect to a Berry Superior Proposal, Berry shall have paid, or caused the payment of, the Berry Termination Fee in accordance with Section 8.2(b). Except as otherwise set forth in this Section 5.2, neither the Board of Directors of Berry nor any committee thereof shall cause or permit Berry or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Berry Alternative Transaction or requiring, or reasonably likely to cause, Berry to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger (other than a confidentiality agreement referred to in Section 5.2(a)).

(c)           In addition to the obligations of Berry set forth in Section 5.2(a) and Section 5.2(b), Berry shall promptly, and in any event within twenty-four hours of receipt thereof, advise Amcor orally and in writing of any request for information, proposal or inquiry relating to a Berry Alternative Transaction or any request, proposal or inquiry that could reasonably result in a Berry Alternative Transaction, the material terms and conditions of such request, proposal or inquiry (including any changes thereto) and the identity of the person making such request, proposal or inquiry. Berry shall (i) keep Amcor reasonably informed of the status and details (including amendments or proposed amendments) of any such request, proposal or inquiry on a reasonably current basis and (ii) provide to Amcor as soon as reasonably practicable after receipt or delivery (but in no event later than twenty-four hours after receipt or delivery) thereof copies of all correspondence and other written materials exchanged between Berry or its Subsidiaries or any of their Representatives, on the one hand, and any person making such request, proposal or inquiry or any of its Representatives, on the other hand, in each case that describes or contains any such request, proposal or inquiry.

(d)           Other than in connection with a Berry Superior Proposal (which shall be subject to Section 5.2(b) and shall not be subject to this Section 5.2(d)), prior to obtaining the Berry Stockholder Approval, the Board of Directors of Berry may, solely in response to a Berry Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.2(b), only if (i) the Board of Directors of Berry determines in good faith, after consultation with Berry’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) Berry has notified Amcor in writing that it intends to effect such a Berry Recommendation Change (under clauses (i) or (iii) of Section 5.2(b)) pursuant to this Section 5.2(d) (which notice shall specify the facts and circumstances providing the basis of the Berry Intervening Event and for the determination by the Board of Directors of Berry to effect a Berry Recommendation Change under clauses (i) or (iii) of Section 5.2(b) in reasonable detail), (iii) for a period of four Business Days following the notice delivered pursuant to clause (ii) of this Section 5.2(d), Berry shall have discussed and negotiated in good faith and made Berry’s Representatives available to discuss and negotiate in good faith (in each case to the extent Amcor desires to negotiate) with Amcor’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Berry (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire three Business Days following delivery of such new notice from Berry to Amcor), and (iv) no earlier than the end of such negotiation period, the Board of Directors of Berry shall have determined in good faith, after consultation with Berry’s outside legal counsel, and after considering the terms of any proposed amendments or modifications to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “Berry Intervening Event” means a material event or circumstance with respect to Berry or any of its Subsidiaries (1) that was not known or reasonably foreseeable to the Board of Directors of Berry on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Berry on the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of Berry prior to the Berry Stockholder Approval, (2) does not relate to any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Berry Alternative Transaction, or the consequences thereof and (3) does not relate to the fact, in and of itself, that Berry meets or exceeds any internal or published or third party projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Berry Common Stock (it being understood that the event or circumstance underlying any of the foregoing in this clause (3) may be taken into consideration, unless otherwise excluded by the exceptions to this definition).

(e)           Nothing contained in this Section 5.2 shall prohibit Berry from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Berry Recommendation Change shall be subject to the provisions of Section 5.2(b).

Section 5.3.           No Solicitation by Amcor.

(a)           Subject to the terms of Section 5.3(b) and Section 5.3(d), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Amcor shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute an Amcor Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute an Amcor Alternative Transaction; provided that if, at any time prior to obtaining the Amcor Shareholder Resolution, the Board of Directors of Amcor determines in good faith (after consultation with Amcor’s outside legal counsel and financial advisors) that any such proposal that did not result from a breach of this Section 5.3(a) constitutes or would reasonably be expected to result in an Amcor Superior Proposal, subject to compliance with Section 5.3(c), Amcor and its Representatives may (A) furnish information with respect to Amcor and its Subsidiaries to the person (or group of persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to Berry or is provided to Berry prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement containing confidentiality terms and use restrictions generally no less restrictive than the terms of the Confidentiality Agreement (provided that any “standstill” restriction need not prohibit an Amcor Third Party from making a proposal to Amcor) and that does not contain provisions which prohibit or otherwise restrict Amcor from complying with its obligations under this Section 5.3, including with respect to information sharing and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its Representatives. For purposes of this Agreement, “Amcor Alternative Transaction” means any of (1) a merger, consolidation, share exchange, tender offer, share issuance or similar transaction or series of transactions pursuant to which any person (or group of persons) other than Berry and its Subsidiaries (such person (or group of persons), a “Amcor Third Party”), or the direct or indirect stockholders of such Amcor Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding Amcor Ordinary Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the equity or voting power of Amcor (or the resulting company), (2) any transaction or series of transactions pursuant to which any Amcor Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Amcor and any entity surviving any merger or combination including any of them) or businesses of Amcor or any of its Subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Amcor and its Subsidiaries taken as a whole, (3) any disposition of assets of Amcor or its Subsidiaries to an Amcor Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Amcor and its Subsidiaries, taken as a whole or (4) any combination of the foregoing types of transactions if the sum of the percentage of the voting power of Amcor or of the consolidated net revenues, net income or assets of Amcor and its Subsidiaries, taken as a whole, involved is twenty percent (20%) or more. For purposes of this Agreement, an “Amcor Superior Proposal” means any bona fide written proposal made by an Amcor Third Party to enter into an Amcor Alternative Transaction (with all references to 20% in the definition of Amcor Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of this Section 5.3(a), (B) is on terms that the Board of Directors of Amcor determines in good faith (after consultation with Amcor’s outside financial advisors and outside legal counsel) to be more favorable from a financial point of view to Amcor’s shareholders than the Merger, taking into account all relevant factors (including any changes to this Agreement that may be proposed by Berry in response to such proposal to enter into an Amcor Alternative Transaction and the identity of the person making such proposal to enter into an Amcor Alternative Transaction) and (C) is reasonably capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal (including the conditions and certainty of closing).

(b)           Except as permitted by this Section 5.3(b) or Section 5.3(d), neither the Board of Directors of Amcor nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify, or propose publicly to withhold, withdraw, amend, qualify or modify, or fail to make, in each case in a manner adverse to Berry, the Amcor Board Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Amcor Alternative Transaction, (iii) fail to include in the Joint Proxy Statement/Prospectus the Amcor Board Recommendation, (iv) fail to publicly recommend, within ten Business Days after the commencement of a tender or exchange offer relating to Amcor Ordinary Shares (or if earlier, at least five Business Days prior to the Amcor Shareholders Meeting), the rejection of such tender or exchange offer and reaffirming the Amcor Board Recommendation or (v) fail to publicly reaffirm the Amcor Board Recommendation within ten Business Days of Berry’s written request to do so following the public announcement of any Amcor Alternative Transaction (or any material amendment, including any change to the price or form of consideration); provided that Berry shall not be entitled to make such written request, and the Board of Directors of Amcor shall not be required to make such reaffirmation, more than once with respect to any particular Amcor Alternative Transaction (provided further that Berry shall be entitled to make a new written request upon any material amendment to such Amcor Alternative Transaction, including any change to the price or form of consideration) (any action or failure to act in clauses (i) through (v) being referred to as a “Amcor Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Amcor Shareholder Resolution, the Board of Directors of Amcor determines in good faith, after consultation with Amcor’s outside financial advisors and outside legal counsel, that it has received an Amcor Superior Proposal, the Board of Directors of Amcor may (1) effect an Amcor Recommendation Change or (2) authorize Amcor to terminate this Agreement pursuant to Section 8.1(h) to substantially concurrently enter into a definitive agreement with respect to such Amcor Superior Proposal, in each case, only if, prior to taking such action (A) the Board of Directors of Amcor determines in good faith, after consultation with Amcor’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) Amcor has notified Berry in writing that it intends to effect an Amcor Recommendation Change pursuant to this Section 5.3(b) or terminate this Agreement pursuant to Section 8.1(h), (C) Amcor has provided Berry with a copy of the proposed definitive agreements and other proposed transaction documentation relating to such Amcor Superior Proposal and the identity of the person making such Amcor Superior Proposal, (D) for a period of four Business Days following the notice delivered pursuant to clause (B) of this Section 5.3(b), Amcor shall have discussed and negotiated in good faith and made Amcor’s Representatives available to discuss and negotiate in good faith (in each case to the extent Berry desires to negotiate) with Berry’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Amcor (it being understood and agreed that any amendment to any material term or condition of any Amcor Superior Proposal shall require a new notice and a new negotiation period that shall expire three Business Days following delivery of such new notice from Amcor to Berry), (E) no earlier than the end of such negotiation period, the Board of Directors of Amcor shall have determined in good faith and after considering the terms of any proposed amendments or modifications to this Agreement and the transactions contemplated by this Agreement, that (x) after consultation with Amcor’s outside financial advisors and outside legal counsel, the Amcor Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes an Amcor Superior Proposal and (y) after consultation with Amcor’s outside legal counsel, the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law, and (F) in the case of Amcor terminating this Agreement pursuant to Section 8.1(h) to enter into a definitive agreement with respect to an Amcor Superior Proposal, Amcor shall have paid, or caused the payment of, the Amcor Termination Fee in accordance with Section 8.2(c). Except as otherwise set forth in this Section 5.3, neither the Board of Directors of Amcor nor any committee thereof shall cause or permit Amcor or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Amcor Alternative Transaction or requiring, or reasonably likely to cause, Amcor to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Merger (other than a confidentiality agreement referred to in Section 5.3(a)).

(c)           In addition to the obligations of Amcor set forth in Section 5.3(a) and Section 5.3(b), Amcor shall promptly, and in any event within twenty-four hours of receipt thereof, advise Berry orally and in writing of any request for information, proposal or inquiry relating to an Amcor Alternative Transaction or any request, proposal or inquiry that could reasonably result in an Amcor Alternative Transaction, the material terms and conditions of such request, proposal or inquiry (including any changes thereto) and the identity of the person making such request, proposal or inquiry. Amcor shall (i) keep Berry reasonably informed of the status and details (including amendments or proposed amendments) of any such request, proposal or inquiry on a reasonably current basis and (ii) provide to Berry as soon as reasonably practicable after receipt or delivery (but in no event later than twenty-four hours after receipt or delivery) thereof copies of all correspondence and other written materials exchanged between Amcor or its Subsidiaries or any of their Representatives, on the one hand, and any person making such request, proposal or inquiry or any of its Representatives, on the other hand, in each case that describes or contains any such request, proposal or inquiry.

(d)           Other than in connection with an Amcor Superior Proposal (which shall be subject to Section 5.3(b) and shall not be subject to this Section 5.3(d)), prior to obtaining the Amcor Shareholder Resolution, the Board of Directors of Amcor may, solely in response to an Amcor Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.3(b), only if (i) the Board of Directors of Amcor determines in good faith, after consultation with Amcor’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) Amcor has notified Berry in writing that it intends to effect such an Amcor Recommendation Change (under clauses (i) or (iii) of Section 5.3(b)) pursuant to this Section 5.3(d) (which notice shall specify the facts and circumstances providing the basis of the Amcor Intervening Event and for the determination by the Board of Directors of Amcor to effect an Amcor Recommendation Change under clauses (i) or (iii) of Section 5.3(b) in reasonable detail), (iii) for a period of four Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(d), Amcor shall have discussed and negotiated in good faith and made Amcor’s Representatives available to discuss and negotiate in good faith (in each case to the extent Berry desires to negotiate) with Berry’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Amcor (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire three Business Days following delivery of such new notice from Amcor to Berry), and (iv) no earlier than the end of such negotiation period, the Board of Directors of Amcor shall have determined in good faith, after consultation with Amcor’s outside legal counsel, and after considering the terms of any proposed amendments or modifications to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “Amcor Intervening Event” means a material event or circumstance with respect to Amcor or any of its Subsidiaries (1) that was not known or reasonably foreseeable to the Board of Directors of Amcor on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Amcor on the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of Amcor prior to the Amcor Shareholder Resolution, (2) does not relate to any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Amcor Alternative Transaction, or the consequences thereof and (3) does not relate to the fact, in and of itself, that Amcor meets or exceeds any internal or published or third party projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Amcor Ordinary Shares (it being understood that the event or circumstance underlying any of the foregoing in this clause (3) may be taken into consideration, unless otherwise excluded by the exceptions to this definition).

(e)           Nothing contained in this Section 5.3 shall prohibit Amcor from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains an Amcor Recommendation Change shall be subject to the provisions of Section 5.3(b).

Article VI
ADDITIONAL AGREEMENTS

Section 6.1.            Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meetings.

(a)           As soon as reasonably practicable following the date of this Agreement (and in any event within sixty (60) days following the date hereof), Berry and Amcor shall prepare the Form S-4, which shall include the Joint Proxy Statement/Prospectus as a prospectus, and Amcor shall file the Form S-4 with the SEC. Each of Berry and Amcor shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Berry and Amcor shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement/Prospectus received from the SEC. Amcor and Berry shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus prior to filing such with the SEC. No filing of, or amendment or supplement to, the Form S-4 will be made by Amcor, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by Amcor or Berry, in each case without providing the other with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, this right of review and comment shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity or the transactions contemplated by this Agreement; and provided, further, that this review and comment right shall not apply with respect to information relating to a Berry Recommendation Change or an Amcor Recommendation Change. Berry shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Berry’s stockholders, and Amcor shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Amcor’s shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement/Prospectus or comments on the Form S-4 or the Joint Proxy Statement/Prospectus and responses thereto or requests by the SEC for additional information relating thereto. If at any time prior to the Effective Time any information relating to Berry, Amcor or any of their respective affiliates, officers or directors, should be discovered by Berry or Amcor that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Berry and Amcor.

(b)           Each of Berry and Amcor shall consult with the other in connection with setting a preliminary record date for each of the Berry Stockholders Meeting and the Amcor Shareholders Meeting and shall commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. Subject to Section 8.1(g), Berry shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Berry Stockholders Meeting”) in accordance with the DGCL and the rules of the NYSE for the purpose of obtaining the Berry Stockholder Approval and shall, subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement (the “Berry Board Recommendation”). Berry may only postpone or adjourn the Berry Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Berry Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Berry has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Berry within a reasonable amount of time (as determined by Berry in good faith after consultation with outside legal counsel) prior to the Berry Stockholders Meeting; provided that Berry shall postpone or adjourn the Berry Stockholders Meeting up to two times for up to thirty days each time upon the reasonable request of Amcor to solicit additional proxies for the purpose of obtaining the Berry Stockholder Approval.

(c)           Subject to Section 8.1(h), Amcor shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Amcor Shareholders Meeting”) in accordance with the Companies Law and the rules of the NYSE for the purpose of obtaining the Amcor Shareholder Resolution and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its stockholders the approval of the Share Issuance (the “Amcor Board Recommendation”). Amcor may only postpone or adjourn the Amcor Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Amcor Shareholder Resolution, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Amcor has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Amcor within a reasonable amount of time (as determined by Amcor in good faith after consultation with outside legal counsel) prior to the Amcor Shareholders Meeting; provided that Amcor shall postpone or adjourn the Amcor Shareholders Meeting up to two times for up to thirty days each time upon the reasonable request of Berry to solicit additional proxies for the purpose of obtaining the Amcor Shareholder Resolution.

(d)           Berry and Amcor shall use reasonable best efforts to hold the Berry Stockholders Meeting and the Amcor Shareholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(e)           Subject to the terms and conditions of this Agreement, including Section 5.2 and Section 5.3, Berry and Amcor shall use reasonable best efforts to (i) solicit from Berry’s stockholders (in the case of Berry) and Amcor’s shareholders (in the case of Amcor) proxies in favor of the Berry Stockholder Approval and the Amcor Shareholder Resolution, respectively, and (ii) take any other action required to be taken by each party under the Securities Act, the Exchange Act, the DGCL (with respect to Berry), the Companies Law (with respect to Amcor) and the listing standards of the NYSE in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from the stockholders of each of Berry and Amcor thereunder and (iii) take all other action necessary or advisable to secure the Berry Stockholder Approval and the Amcor Shareholder Resolution, respectively. Subject to Section 5.2(b), in the case of Berry, and Section 5.3(b), in the case of Amcor, the Joint Proxy Statement/Prospectus shall include the Berry Board Recommendation and the Amcor Board Recommendation.

(f)            The only matters to be voted upon at each of the Berry Stockholders Meeting and the Amcor Shareholders Meeting are (i) the Merger, in the case of the Berry Stockholders Meeting, and the Share Issuance, in the case of the Amcor Shareholders Meeting, (ii) in the case of the Berry Stockholders Meeting, compensatory arrangements between Berry and its executive officers relating to the Merger (on a non-binding, advisory basis), (iii) any adjournment or postponement of the Berry Stockholders Meeting or the Amcor Shareholders Meeting, as applicable, and (iv) any other matters that are required by Applicable Law.

(g)           Without limiting the generality of the foregoing, (i) subject to Section 8.1(h), Amcor agrees that its obligations pursuant to this Section 6.1 to hold the Amcor Shareholders Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Amcor or any other person of any Amcor Alternative Transaction or the making of an Amcor Recommendation Change and (ii) subject to Section 8.1(g), Berry agrees that its obligations pursuant to this Section 6.1 to hold the Berry Stockholders Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Berry or any other person of any Berry Alternative Transaction or the making of a Berry Recommendation Change.

Section 6.2.           Access to Information; Confidentiality. Subject to the Confidentiality Agreement and Applicable Law, for the purposes of furthering the transactions contemplated by this Agreement, including the Merger, upon reasonable notice, Berry shall, and shall cause its Subsidiaries to, and Amcor shall, and shall cause its Subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, to all of its and their respective properties, books, Contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party or include any investigation, sampling or testing of any environmental media or building materials at any properties or facilities of Berry or its Subsidiaries or of Amcor or its Subsidiaries without the prior written consent of Berry or Amcor, respectively), and during such period, Berry shall, and shall cause its Subsidiaries to, and Amcor shall, and shall cause its Subsidiaries to, furnish promptly to the other party all information concerning its and their business, properties and personnel as such other party may reasonably request; provided that the foregoing shall not require Berry or Amcor to disclose any information pursuant to this Section 6.2 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party, (iii) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege or (iv) such documents or other information requested are reasonably related to any Action between Berry and its affiliates, on the one hand, and Amcor and its affiliates, on the other hand; provided, further, that, with respect to the foregoing clauses (i) through (iii), Berry or Amcor, as applicable, shall use its reasonable best efforts to (A) obtain the required consent or waiver of any third party necessary to provide such disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (C) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty given by any party hereto. Any information provided or made available pursuant to this Section 6.2 shall be governed by the terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement, (i) Berry agrees that Amcor may initiate contact with and pursue potential Financing Sources in connection with the transactions contemplated by this Agreement subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement, (ii) Berry agrees that Amcor may initiate contact with (A) Amcor’s lenders and noteholders and (B) the lenders under the Berry Credit Facilities, the holders of the Berry Second Lien Notes and the holders of the Berry First Lien Notes, in each case, in connection with the transactions contemplated by this Agreement and subject to the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement and (iii) Berry agrees that, notwithstanding anything to the contrary in the Confidentiality Agreement or elsewhere in this Agreement, (A) Amcor, its Subsidiaries and the Financing Sources may disclose any information to any actual or prospective Financing Sources, provided that the recipients of such information agree to customary confidentiality undertakings, including “click through” confidentiality agreements and confidentiality provisions contained in customary confidential information memoranda or other offering memoranda, (B) Amcor and its Subsidiaries may disclose any information to the extent reasonably required (in the good faith judgment of Amcor) to be included in any prospectus, private placement memorandum or other similar offering document in connection with the Financing and (C) Amcor, its Subsidiaries and the Financing Sources may disclose any information to any rating agency, subject to customary confidentiality undertakings by such rating agency, in connection with the Financing.

Section 6.3.            Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, including Section 6.3(c), Amcor and Berry will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as reasonably practicable, but in no case later than the Outside Date, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions, consents, approvals, registrations, waivers, non-actions, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other person that are necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Entity or other person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and (iv) the execution and delivery of any additional instruments that are reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of Amcor and Berry shall, in consultation and cooperation with the other and as promptly as reasonably practicable (but in no event later than January 6, 2025 with respect to its filing under the HSR Act) make its respective filing under the HSR Act, and make any filings under any Antitrust Law and any Foreign Investment Laws as set forth on Section 7.1(c) of the Amcor Disclosure Letter, and any other applications and filings as reasonably determined by Amcor and Berry under other applicable Antitrust Laws and Foreign Investment Laws with respect to the transactions contemplated by this Agreement, as promptly as reasonably practicable, but in no event later than as required by Applicable Law. Notwithstanding anything to the contrary contained in this Agreement, neither Amcor nor Berry, nor any of their respective Subsidiaries, shall be required to pay (and without the consent of Amcor, none of Berry nor any of its Subsidiaries shall pay or agree to pay) any material consent or other similar fee, payment or consideration, make any other material concession or provide any additional material security (including a guaranty) to any non-Governmental Entity third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement. Amcor shall be responsible for payment of any filing fees required under the HSR Act or in connection with filings required under any other applicable Antitrust Law or any Foreign Investment Law.

(b)           In connection with and without limiting the efforts referenced in Section 6.3(a), Amcor and Berry shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with obtaining all consents, approvals, licenses, permits, waivers, non-actions, orders, authorizations, and waiting period expirations or terminations under or relating to any Antitrust Law or any Foreign Investment Law necessary to consummate the transactions contemplated by this Agreement, including the Merger; provided that, notwithstanding anything to the contrary herein, following such consultation and cooperation, Amcor shall have the right to direct, devise, implement and control (i) the strategy, decisions, and communications for obtaining any consents, approvals, licenses, permits, waivers, non-actions, orders, authorizations, and waiting period expirations or terminations with respect to the transactions contemplated by this Agreement, including the Merger, (ii) responding to any requests of, inquiry from, or investigation by, a Governmental Entity (including directing the timing, nature and substance of all such responses) with respect to the transactions contemplated by this Agreement, including the Merger, (iii) communications in all meetings (including any negotiations) with a Governmental Entity with respect to the transactions contemplated by this Agreement, including the Merger, (iv) whether to stay, toll or extend, directly or indirectly, any applicable waiting period under any Antitrust Law or Foreign Investment Law (including with respect to any decision to withdraw and re-file any such filing) with respect to the transactions contemplated by this Agreement, including the Merger, (v) whether to enter into any agreements relating to a procedural matter with a Governmental Entity with respect to the transactions contemplated by this Agreement, including the Merger; provided that prior to making any decision to (x) withdraw any such filing or (y) stay, toll or extend any waiting period, or enter into any timing agreement, in each case, in respect of any such filing, Amcor shall consult with Berry and consider in good faith Berry’s perspective on such decision and Berry’s reasonable input regarding such action, and (vi) any actions the subject of Section 6.3(c) or Section 6.3(c). In furtherance thereof, each of Amcor and Berry, to the extent not prohibited by Applicable Law or by an applicable Governmental Entity, shall (A) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (B) promptly inform the other of any such material filing, submission or other document and of any material communication with or from any Governmental Entity or any official, representative or staff thereof regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and (C) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or any official, representative or staff thereof or in connection with any Action initiated by a Governmental Entity or private party, including promptly notifying the other party of any such investigation, inquiry or Action, and consulting in advance before making any presentations or submissions to a Governmental Entity or any official, representative or staff thereof, or, in connection with any Action initiated by a private party, to any other person. In addition, each of Amcor and Berry shall promptly inform and consult with the other in advance of any material meeting, conference or material communication with any Governmental Entity or any official, representative or staff thereof, and unless prohibited by Applicable Law or by the applicable Governmental Entity or otherwise agreed between Amcor and Berry, not participate in or attend any meeting or conference or engage in any material communication with any Governmental Entity or any official, representative or staff thereof in respect of the transactions contemplated by this Agreement without consulting with the other party in advance and giving the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited or unable to participate, attend or engage in any such meeting, conference or material written communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all material filings, submissions, correspondence and communications between it and its Subsidiaries and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof (or any other person in connection with any Action initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of a party and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) prevent the loss of a legal privilege or (D) comply with Applicable Law.

(c)           Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement or otherwise shall obligate or otherwise require Amcor, Merger Sub or any of their respective Subsidiaries to propose, agree to, commit to or effect any action (or refrain or cause to refrain from taking any action) (including, in each case, any divestiture, hold separate arrangement, licensing of rights, or termination, assignment, novation or modification of Contracts (or portions thereof) or other business relationships), restriction, commitment, condition, contingency, contribution, cost, expense, liability, limitation, loss, obligation, payment, requirement or term, with respect to any asset, operation, division, business, product line or business relationship of Amcor, Berry or any of their respective Subsidiaries, in each case as a condition to, or in connection with, (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act, (ii) obtaining any action, consent, approval, registration, waiver, non-action, permit, authorization, order, expiration or termination of waiting periods or any other confirmation under any applicable Antitrust Law or Foreign Investment Law or (iii) obtaining any other action, consent, approval, registration, waiver, non-action, permit, authorization, order, expiration or termination of waiting periods or any other confirmation from a Governmental Entity or otherwise; provided, however, that in furtherance of the obligations in Section 6.3(a), Amcor shall, and shall cause its Subsidiaries (including, following the Closing, Berry and its Subsidiaries) to, if necessary to resolve, avoid or eliminate impediments or objections, if any, that may be asserted with respect to the Merger under any Antitrust Law or Foreign Investment Law, propose, commit to, effect or agree to, by consent decree, hold separate order, agreement or otherwise, (x) the sale, divestiture, license, holding separate or other disposition of businesses, assets, properties or product lines of Amcor, Berry or any of their respective Subsidiaries that generated, in the aggregate, net sales of no more than $550,000,000 during the twelve-month period ended on June 30, 2024, or (y) any obligations or restrictions on future conduct or freedom of action of the businesses, assets, properties or product lines of Amcor, Berry or any of their respective Subsidiaries; provided, further, that Amcor shall not be required to agree to take or enter into any action (or refrain from taking any action) contemplated by the foregoing clause (y) of this Section 6.3(c) which would have more than a de minimis impact on the business of Amcor and Berry and their respective Subsidiaries, taken as a whole. Notwithstanding anything in this Section 6.3 to the contrary, in no event shall (A) Amcor or any of its Subsidiaries or Berry or any of its Subsidiaries be required to agree to take or enter into any action (or refrain from taking any action) which is not conditioned upon, and shall only become effective from and after, the Closing, or (B) Berry or any of its Subsidiaries agree to any obligation, restriction, requirement, limitation, qualification, condition, remedy or other action relating to obtaining any action, consent, approval, registration, waiver, non-action, permit, authorization, order, expiration or termination of waiting periods or any other confirmation under any applicable Antitrust Law or Foreign Investment Law required to be obtained by the parties or their respective Subsidiaries in connection with the Merger without the prior written consent of Amcor, but, if requested in writing by Amcor in its sole discretion, Berry shall, and shall cause its Subsidiaries to, subject to the foregoing clause (A) of this Section 6.3(c), take any such actions.

(d)           Subject to Section 6.3(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity challenging the transactions contemplated by this Agreement, each of the parties shall, and shall cause its respective Subsidiaries to, cooperate with each other in all respects and use their respective reasonable best efforts to contest and defend on the merits any claim asserted in court by any Governmental Entity in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing on or before the Outside Date, including by defending through litigation on the merits any claim asserted in court or administrative agency by any Governmental Entity with respect to the transactions contemplated by this Agreement under any Applicable Law.

Section 6.4.            Indemnification, Exculpation and Insurance.

(a)           Amcor agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions actually or allegedly occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers (or the functional equivalent thereof) of Berry or any of its Subsidiaries (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation of Berry, the Bylaws of Berry, the organizational documents of any of its Subsidiaries or any ordinary course indemnification agreement between any D&O Indemnified Parties and Berry or any of its Subsidiaries, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and the Surviving Corporation and its Subsidiary shall, and Amcor shall cause the Surviving Corporation and its Subsidiaries to, perform their obligations thereunder. For a period of six years from the Effective Time, the Surviving Corporation and its Subsidiaries shall, and Amcor shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions at least as advantageous to the D&O Indemnified Parties as such provisions of the Certificate of Incorporation of Berry, the Bylaws of Berry, and the organizational documents of any of its Subsidiaries as in effect immediately prior to the Effective Time with respect to acts or omissions occurring or existing at or prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that could adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition or resolution of such claim. From and after the Effective Time, Amcor shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.4.

(b)           Prior to the Effective Time, Berry shall or, if Berry is unable to, Amcor shall cause the Surviving Corporation as of or after the Effective Time to, purchase six-year prepaid “tail” insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the natural persons insured thereunder than the coverage provided under Berry’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Amcor shall cause such “tail” insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Berry shall not pay, and the Surviving Corporation shall not be required to pay, in respect of such “tail” insurance in excess of 300% of the last aggregate annual premium incurred by Berry prior to the date of this Agreement in respect of its directors’ and officers’ liability insurance and fiduciary liability insurance (the “Maximum Amount”); provided further that if such “tail” insurance is not reasonably available for a cost not exceeding the Maximum Amount, Berry may purchase as much such “tail” insurance as reasonably practicable for the Maximum Amount. If Berry or the Surviving Corporation for any reason fail to obtain such “tail” insurance prior to, as of or after the Effective Time, Amcor shall, for a period of six years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Berry with respect to matters arising on or before the Effective Time; provided that, after the Effective Time, Amcor shall not be required to pay for any annual period an aggregate premium in excess of the Maximum Amount in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for the Maximum Amount.

(c)           The covenants contained in this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs, successors, assigns and representatives and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to Applicable Law, Contract or otherwise. Unless required by Applicable Law, this Section 6.4 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any D&O Indemnified Parties or any of their heirs, successors, assigns or representatives without the prior written consent of such affected person.

(d)           In the event that Amcor, the Surviving Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Amcor, the Surviving Corporation or any of its Subsidiaries, as the case may be, shall assume the obligations set forth in this Section 6.4.

Section 6.5.            Fees and Expenses. Except as set forth in Section 5.1(d)(v), this Section 6.5 and Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Amcor (or a Subsidiary thereof) and Berry (or a Subsidiary thereof) shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement/Prospectus (including SEC filing fees).

Section 6.6.            Public Announcements. Berry and Amcor shall consult with each other before issuing any press release or making any public statement or other broadly disseminated communication with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement or other broadly disseminated communication without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the first sentence of this Section 6.6 shall not apply to (a) any press release or public statement or other broadly disseminated communication required by Applicable Law or any listing agreement with any national securities exchange, provided that the party making the release or statement has used its reasonable best efforts to consult with the other party prior to making such release or statement, (b) a Berry Recommendation Change (or any responses thereto) or Amcor Recommendation Change (or any responses thereto), or any communication regarding a Berry Alternative Transaction in accordance with Section 5.2(e) or regarding an Amcor Alternative Transaction in accordance with Section 5.3(e), (c) any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement and (d) any press release, public statement or other broadly disseminated communication, including public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, containing content with respect to this Agreement or the transactions contemplated hereby consistent in all material respects with content included in any press release or public statement or other communication that has been previously consented to by the other party or otherwise exempted from this Section 6.6.

Section 6.7.            Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.8.            Conveyance Taxes. Berry and Amcor shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable by Berry or Amcor (or any of their respective Affiliates) in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 6.9.            Employee Benefits.

(a)            During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, the date of a Continuing Employee’s termination) (the “Continuation Period”), Amcor shall, and/or shall cause its Subsidiaries to, provide to employees of Berry immediately prior to the Effective Time who continue to be employed by Amcor or one of its Subsidiaries immediately following the Effective Time (the “Continuing Employees”) with: (i) base salary or hourly wage rate, as applicable, and target short-term cash incentive opportunities (as applicable) that, in each case, are no less than the base salary or hourly wage rate and target short-term cash incentive opportunities paid or made available to the applicable Continuing Employee immediately prior to the Effective Time; (ii) long-term incentive compensation awards (including equity or equity-based compensation) with an annual target long-term incentive grant value at least equal to the annual target long-term incentive grant value provided to each Continuing Employee immediately prior to the Closing on terms substantially consistent with long-term incentive awards provided to similarly-situated employees of Amcor and its Subsidiaries and (iii) employee benefits (excluding any nonqualified deferred compensation plans, severance, retention, change in control, equity or equity based compensation plans, defined benefit plans and retiree medical or welfare plans or arrangements) that are either: (x) no less favorable, in the aggregate, than the employee benefits provided to similarly situated employees of Amcor or its Subsidiaries as in effect from time to time, including following harmonization of Berry Benefit Plans and Amcor Benefit Plans; or (y) substantially comparable in the aggregate to the employee benefits provided to such Continuing Employees as of immediately prior to the Effective Time. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or Applicable Law.

(b)            Amcor shall, or shall cause its applicable Subsidiary to, provide each Continuing Employee (i) whose employment is terminated during the Continuation Period by Amcor or its applicable Subsidiary without “cause” (as defined in the applicable Berry Benefit Plan)), (ii) or who resigns during the Continuation Period as a result of their principal place of employment being involuntarily relocated to a geographical location that is greater than fifty (50) miles from such Continuing Employee’s principal place of employment immediately prior to the Effective Time (unless such Continuing Employee is offered a fully remove work arrangement), or (iii) who resigns during the Continuation Period with “good reason” (to the extent such Continuing Employee is entitled to good reason rights under an applicable Berry Benefit Plan as in effect on the date hereof) (clauses (i), (ii) and (iii) collectively, a “Qualifying Termination”) immediately prior to the Effective Time, with severance benefits such Continuing Employee would be entitled to as of the Effective Time under the applicable Berry Benefit Plan set forth on Section 6.9(b) of the Berry Disclosure Letter (subject to the eligibility and other requirements of such Berry Benefit Plan). For the avoidance of doubt, nothing in this Section 6.9(b) shall limit the notice and severance benefits required by Applicable Law.

(c)           With respect to each Continuing Employee who is, as of the Effective Time, a participant in any Berry Benefit Plan that is a short-term incentive compensation plan or program, for the performance period in which the Effective Time occurs, Amcor shall, or shall cause one or more of its Subsidiaries to assume and continue the applicable plan or program for such performance period (each, a “Closing-Year Bonus”), and each such Continuing Employee shall remain eligible to receive a bonus thereunder as set forth herein. The amount of each such Continuing Employee’s Closing Year Bonus (x) shall be determined based upon Actual Performance through the Effective Time (for the portion of the performance period that occurs prior to the Effective Time) and (y) shall be determined by Amcor in good faith consistent with the terms of the applicable Berry Benefit Plan (for the portion of the performance period that occurs after the Effective Time). The Closing Year Bonus shall be paid at such time as bonuses are paid consistent with past practice under the applicable Berry Benefit Plan, provided the applicable Continuing Employee must employed through the service date required under the applicable Berry Benefit Plan (or experience a Qualifying Termination prior to the service date required under the applicable Berry Benefit Plan) in order to be entitled to a Closing-Year Bonus.

(d)           For all purposes, including for purposes of eligibility to participate, vesting and level of paid time off benefits (but not (i) for any purpose under any defined benefit pension plan or post-employment health or welfare benefits, (ii) to the extent that such credit would result in a duplication of benefits or compensation, or (iii) credit under any fringe benefit plans or other plan that is grandfathered or frozen) under the Berry Benefit Plans service with or credited by Berry or any of their respective Subsidiaries or predecessors for Continuing Employees shall be treated as service with Amcor to the same extent and for the same purpose that such service was taken into account under the analogous Berry Benefit Plan prior to the Effective Time. With respect to any Berry Benefit Plan that is a group health plan and in which any Continuing Employees prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such Continuing Employees did not participate prior to the Effective Time, Amcor shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Berry Benefit Plan that is a group health plan, as the case may be, that such Continuing Employee participated in prior to the Effective Time and (ii) for the plan year in which the Effective Time occurs, provide each such Continuing Employee and his or her eligible dependents with credit for any co-insurance and deductibles paid prior to the Effective Time under an Amcor Benefit Plan that is a group health plan (to the same extent that such credit was given under the analogous Berry Benefit Plan that such Continuing Employee participated in prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any Berry Benefit Plan that is a group health plan in which such Continuing Employee first become eligible to participate during the calendar year after the Effective Time.

(e)            (i) Berry shall be permitted to update Section 4.1(l)(i) of the Berry Disclosure Letter during the period commencing as of the date of this Agreement and ending forty-five (45) days thereafter to list any additional Berry Foreign Plans and (ii) with respect to any such Berry Foreign Plan, Berry shall use reasonable best efforts to provide Amcor with complete and accurate copies of (A) each such Berry Foreign Plan document and the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (C) the most recently received IRS determination letter or opinion, and (D) annual compliance and nondiscrimination testing reports for the most recently completed plan year, for each retirement plan intended to be “qualified” within the meaning of Section 401(a) of the Code, in each case of clauses (A) through (D), as applicable.

(f)            (i) Amcor shall be permitted to update Section 4.1(l)(i) of the Amcor Disclosure Letter during the period commencing as of the date of this Agreement and ending forty-five (45) days thereafter to list any additional Amcor Foreign Plans and (ii) with respect to any such Amcor Foreign Plan, Amcor shall use reasonable best efforts to provide Berry with complete and accurate copies of (A) each such Amcor Foreign Plan document and the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (C) the most recently received IRS determination letter or opinion, and (D) annual compliance and nondiscrimination testing reports for the most recently completed plan year, for each retirement plan intended to be “qualified” within the meaning of Section 401(a) of the Code, in each case of clauses (A) through (D), as applicable.

(g)           Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Amcor or Berry or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Berry, Amcor or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Berry, Amcor or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Amcor or Berry or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) create, establish, terminate, amend, or modify any Berry Benefit Plan or Amcor Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement or (ii) alter or limit the ability of Amcor or any Subsidiary or affiliate thereof (including following the Closing, the Surviving Corporation or the Surviving Corporation or any of its Subsidiaries or affiliates) to amend, modify or terminate any Berry Benefit Plan or Amcor Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement at any time. Without limiting the generality of Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Amcor or Berry or any of their Subsidiaries or affiliates, except for the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h)           Berry and Amcor shall use their reasonable best efforts to each timely comply in all material respects, prior to the Closing, with Applicable Law and provisions of applicable Labor Agreements to notify, provide information to, bargain with, consult with, or receive consent from, any employees of Berry or Amcor or their Subsidiaries, or any union, labor organization, works council or other employee representative representing any employees of Berry or Amcor or their Subsidiaries, or any labor tribunal, as applicable, in connection with the consummation of the transactions contemplated by this Agreement, and each party shall reasonably cooperate in good faith with respect to the foregoing with respect to the other party.

Section 6.10.          Section 16(b). Berry and Amcor shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of Berry (including derivative securities) or acquisitions of equity shares of Amcor (including derivative securities) in connection herewith by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Berry or will become subject to such reporting requirements with respect to Amcor, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11.          Certain Litigation. Each of Berry and Amcor shall promptly advise the other of any litigation commenced after the date hereof against such party or any of its directors or officers (in their capacity as such) by any stockholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the transactions contemplated hereby, and shall keep the other reasonably informed regarding any such litigation. Such party shall give the other the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.11, “participate” means being kept promptly apprised of proposed strategy and other significant decisions with respect to Actions governed by this Section 6.11 (to the extent that the attorney-client privilege between each such party and its counsel is not undermined), and does not include decision-making power or other authority over such Actions prior to the Effective Time except for the settlement or compromise consent set forth above. For the avoidance of doubt, this Section 6.11 shall not apply to Actions solely among the parties hereto and their affiliates related to this Agreement or the transactions contemplated hereby.

Section 6.12.          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, Berry shall use its reasonable best efforts to facilitate the commencement of the delisting of Berry and of the shares of Berry Common Stock from the NYSE, which delisting shall be effective as promptly as practicable after the Effective Time. Prior to the Effective Time, Berry shall not voluntarily delist the Berry Common Stock from the NYSE.

Section 6.13.          Tax Matters.

(a)           The parties hereto shall not take any action that could reasonably be expected to (i) prevent the Intended Tax Treatment or (ii) cause Amcor to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger. The parties hereto shall, and shall cause their respective Subsidiaries and affiliates to, use their reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment. Amcor and Berry shall afford, in a timely manner, all such cooperation and assistance as may reasonably be requested by the other party to obtain an opinion or other advice from its tax advisors, as applicable, relating to the application of Section 7874 of the Code, the Treasury Regulations (whether final, temporary or proposed) promulgated thereunder, or official interpretations thereof as set forth in published guidance by the IRS, to the transactions contemplated hereby. In the event that Amcor or Berry determines in good faith that there is a material risk that Amcor could be treated as a U.S. domestic corporation for U.S. federal income tax purposes as a result of the transactions contemplated hereby, the parties hereto shall in good faith discuss possible amendments and modifications to the transactions contemplated by this Agreement in order to avoid such treatment.

(b)           The parties hereto will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a change in Applicable Law after the date hereof or a “determination” within the meaning of Section 1313(a) of the Code. Without limiting the generality of the foregoing, the parties hereto shall comply with the reporting and recordkeeping requirements of Treasury Regulations Section 1.368-3, and Berry shall comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6).

(c)           Amcor acknowledges that any Berry shareholder that is a United States person for purposes of Section 367 of the Code and the Treasury Regulations promulgated thereunder who owns five percent (5%) or more of the ordinary shares of Amcor (as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder) immediately after the Closing (any such shareholder, a “Five Percent Shareholder”), may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. To the extent that any Five Percent Shareholder enters into a gain recognition agreement and provides written notice to Amcor of such gain recognition agreement, Amcor shall use reasonable efforts to not (and shall cause its Affiliates to use reasonable efforts to not) take any action, fail to take any action or engage in any transaction that would cause any Five Percent Shareholder to incur a Tax pursuant to Treasury Regulation Section 1.367(a)-3(c) in connection with the Merger or acquisition of Amcor Ordinary Shares pursuant to Treasury Regulation Section 1.367(a)-8 in connection with any gain recognition agreement entered into by such Five Percent Shareholder. Upon the written request of any Five Percent Shareholder made following the Effective Time, Amcor shall (i) furnish to such Five Percent Shareholder such information as such Five Percent Shareholder reasonably requests in connection with such Shareholder’s preparation of a gain recognition agreement, and (ii) provide such Five Percent Shareholder with the information reasonably requested by such shareholder for purposes of determining whether there has been a gain “triggering event” under the terms of such Five Percent Shareholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting Five Percent Shareholder.

(d)           Each of Amcor and Berry shall use their respective reasonable best efforts and shall cooperate with one another to obtain, and keep one another reasonably informed as to developments related to, the Tax Opinion to the extent Berry requests from Tax Opinion Counsel, or the SEC requests or requires such Tax Opinion in connection with the preparation and filing of the Form S-4 or the Joint Proxy Statement/Prospectus. In connection therewith, Amcor and Berry shall execute and deliver to Tax Opinion Counsel the Amcor Tax Certificate and the Berry Tax Certificate, respectively.

Section 6.14.          Additional Covenants. The parties hereby agree to the covenants set forth on Section 6.14 of the Berry Disclosure Letter.

Article VII
CONDITIONS PRECEDENT

Section 7.1.           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by Applicable Law), in whole or in part, on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approvals. Each of the Berry Stockholder Approval and the Amcor Shareholder Resolution shall have been obtained.

(b)           HSR Act. Any applicable waiting period under the HSR Act relating to the consummation of the Merger shall have expired or been terminated and there shall not be in effect any agreement with either the Federal Trade Commission or Antitrust Division of the Department of Justice not to consummate the Merger.

(c)           Other Approvals. Each authorization or consent from a Governmental Entity with respect to the Merger under any Antitrust Law and any Foreign Investment Law, in each case as set forth on Section 7.1(c) of the Amcor Disclosure Letter, shall have been obtained and shall remain in full force and effect.

(d)           No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger.

(e)           Registration Statement. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any SEC stop order.

(f)            Stock Exchange Listing. The Amcor Ordinary Shares to be issued in the Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2.            Conditions to Obligations of Amcor. The obligation of Amcor to effect the Merger is further subject to satisfaction or waiver (to the extent permitted by Applicable Law) by Amcor, in whole or in part, of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Berry contained in the first sentence of Section 4.1(a), Section 4.1(b)(i), Section 4.1(c)(iii), Section 4.1(t), Section 4.1(v) and Section 4.1(z) (in each case, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Berry contained in Section 4.1(c)(i) and Section 4.1(c)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of Berry contained in Section 4.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of Berry contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Berry.

(b)           Performance of Obligations of Berry. Berry shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Effect. Since the date of this Agreement, no Change has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Berry.

(d)           Officer’s Certificate. Amcor shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Berry to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3.            Conditions to Obligations of Berry. The obligation of Berry to effect the Merger is further subject to satisfaction or waiver by Berry, in whole or in part (to the extent permitted by Applicable Law), of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Amcor contained in the first sentence of Section 4.2, Section 4.2(b)(i), Section 4.2(c)(iii), Section 4.2(t) and Section 4.2(u) (in each case, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Amcor contained in Section 4.2(c)(i) and Section 4.2(c)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of Amcor contained in Section 4.2(g) shall be true and correct as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of Amcor contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (in each case, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Amcor.

(b)           Performance of Obligations of Amcor. Amcor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Effect. Since the date of this Agreement, no Change has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Amcor.

(d)           Officer’s Certificate. Berry shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Amcor to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1.            Termination. This Agreement may be terminated at any time prior to the Effective Time, and whether before or (except in the case of Section 8.1(e),Section 8.1(f), Section 8.1(g) or Section 8.1(h)) after receipt of the Berry Stockholder Approval or the Amcor Shareholder Resolution:

(a)           by mutual written consent of Berry and Amcor;

(b)           by either Berry or Amcor, if:

(i)              the Merger shall not have been consummated by November 19, 2025 (the “Outside Date”); provided that if the Closing shall not have occurred by the Outside Date but on that date any of the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) (solely as it relates to any Antitrust Laws or Foreign Investment Laws or Orders entered thereunder) shall not be satisfied or waived but all other conditions shall have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), then the Outside Date shall automatically, without any action on the part of the parties hereto, be extended to May 19, 2026, and such date shall be the “Outside Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Outside Date;

(ii)             the Berry Stockholder Approval shall not have been obtained upon a vote taken thereon at the Berry Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii)            the Amcor Shareholder Resolution shall not have been obtained upon a vote taken thereon at the Amcor Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv)            prior to the Effective Time, any Governmental Entity of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Applicable Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of such an Order, such Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if a material breach by such party of any of its obligations under Section 6.3 has been the principal cause of or principally resulted in the issuance of such Order;

(c)           by Amcor (provided that Amcor is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b)), if Berry shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured by Berry or is not cured by the earlier of (x) the Outside Date or (y) within forty-five (45) days of written notice thereof from Amcor;

(d)           by Berry (provided that Berry is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b)), if Amcor shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is incapable of being cured by Amcor or is not cured by the earlier of (x) the Outside Date or (y) within forty-five (45) days of written notice thereof from Berry;

(e)           by Amcor, at any time prior to the Berry Stockholders Meeting, if an Amcor Triggering Event shall have occurred;

(f)            by Berry, at any time prior to the Amcor Shareholders Meeting, if a Berry Triggering Event shall have occurred;

(g)           by Berry, at any time prior to the Berry Stockholders Meeting, in order to enter into a definitive agreement with respect to a Berry Superior Proposal; provided, however, that (i) Berry has received a Berry Superior Proposal, (ii) Berry has complied in all material respects with Section 5.2 with respect to such Berry Superior Proposal, (iii) the Board of Directors of Berry has approved and authorized Berry to enter into a definitive written agreement providing for such Berry Superior Proposal (it being agreed that Berry may enter into such definitive written agreement concurrently with any such termination), and (iv) Berry shall have paid, or caused to be paid, substantially concurrently with (but no later than the date of) such termination, to Amcor the Berry Termination Fee pursuant to Section 8.2(b); or

(h)           by Amcor, at any time prior to the Amcor Shareholders Meeting, in order to enter into a definitive agreement with respect to an Amcor Superior Proposal; provided, however, that (i) Amcor has received an Amcor Superior Proposal, (ii) Amcor has complied in all material respects with Section 5.3 with respect to such Amcor Superior Proposal, (iii) the Board of Directors of Amcor has approved and authorized Amcor to enter into a definitive written agreement providing for such Amcor Superior Proposal (it being agreed that Amcor may enter into such definitive written agreement concurrently with any such termination), and (iv) Amcor shall have paid, or caused to be paid, substantially concurrently with (but no later than the date of) such termination, to Berry the Amcor Termination Fee pursuant to Section 8.2(c).

Section 8.2.            Effect of Termination.

(a)           In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, Section 5.1(d)(vii), the last two sentences of Section 6.2, Section 6.5 and Article IX shall survive any such termination of this Agreement and no such termination shall relieve any party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

(b)           If this Agreement is validly terminated:

(i)              by Amcor pursuant to Section 8.1(e), or by either Amcor or Berry pursuant to Section 8.1(b)(ii) and, immediately prior to the Berry Stockholders Meeting, Amcor would have been entitled to terminate this Agreement pursuant to Section 8.1(e); or

(ii)             by Amcor or Berry pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) and, in each case,

(A)            (x) at or prior to the Berry Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii) or at or prior to the time of such termination, in the case of a termination pursuant to Section 8.1(b)(i), there shall have been publicly made to the stockholders of Berry generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an offer or proposal for a Berry Alternative Transaction, and (y) in the case of a termination pursuant to Section 8.1(b)(i), the conditions set forth in Section 7.1(b), Section 7.1(c) and Section 7.1(d) shall have been satisfied; and

(B)            within twelve (12) months of termination of this Agreement, Berry or any of its Subsidiaries enters into a definitive agreement with any Berry Third Party with respect to any Berry Alternative Transaction or any Berry Alternative Transaction is consummated; or

(iii)            by Berry pursuant to Section 8.1(g).

then Berry or a Subsidiary thereof shall pay to Amcor, not later than, in the case of clause (i), two Business Days after the date of termination of this Agreement, and in the case of clause (ii), two Business Days after the earlier of the date the agreement with respect to the Berry Alternative Transaction is entered into and the date the Berry Alternative Transaction is consummated, and in the case of clause (iii), prior to or substantially concurrently with (but no later than the date of) the termination of this Agreement, a termination fee of $260,000,000 (the “Berry Termination Fee”); provided, that for purposes of Section 8.2(b)(ii)(B), the term “Berry Alternative Transaction” shall have the meaning assigned to the term in Section 5.2(a), except that all references to “20%” shall be deemed replaced with “50%”.

(c)           If this Agreement is validly terminated:

(i)              by Berry pursuant to Section 8.1(f), or by either Berry or Amcor pursuant to Section 8.1(b)(iii) and, immediately prior to the Amcor Shareholders Meeting, Berry would have been entitled to terminate this Agreement pursuant to Section 8.1(f); or

(ii)             by Berry or Amcor pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and, in each case:

(A)            (x) at or prior to the Amcor Shareholders Meeting in the case of a termination pursuant to Section 8.1(b)(iii) or at or prior to the time of such termination, in the case of a termination pursuant to Section 8.1(b)(i), there shall have been publicly made to the shareholders of Amcor generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an offer or proposal for an Amcor Alternative Transaction, and (y) in the case of a termination pursuant to Section 8.1(b)(i), the conditions set forth in Section 7.1(b), Section 7.1(c) and Section 7.1(d) shall have been satisfied; and

(B)            within twelve (12) months of termination of this Agreement, Amcor or any of its Subsidiaries enters into a definitive agreement with any Amcor Third Party with respect to any Amcor Alternative Transaction or any Amcor Alternative Transaction is consummated; or

(iii)            by Amcor pursuant to Section 8.1(h).

then Amcor or a Subsidiary thereof shall pay to Berry, not later than, in the case of clause (i), two Business Days after the date of termination of this Agreement, and in the case of clause (ii), two Business Days after the earlier of the date the agreement with respect to the Amcor Alternative Transaction is entered into and the date the Amcor Alternative Transaction is consummated, and in the case of clause (iii), prior to or substantially concurrently with (but no later than the date of) the termination of this Agreement, a termination fee of $260,000,000 (the “Amcor Termination Fee”); provided that, for purposes of Section 8.2(c)(ii)(B), the term “Amcor Alternative Transaction” shall have the meaning assigned to the term in Section 5.3(a), except that all references to “20%” shall be deemed replaced with “50%”.

(d)            Any Berry Termination Fee or Amcor Termination Fee payable under Section 8.2(b) or Section 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth therein. If a party fails to promptly pay to the other party any fee due under such Section 8.2(b) or Section 8.2(c), the defaulting party shall also pay to the other party simple interest on the unpaid amount under this Section 8.2, accruing from its due date, at an interest per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment and enforcement by Berry or Amcor, as the case may be, of its rights under this Section 8.2(d). Notwithstanding any other provision of this Agreement (other than with respect to claims for, or arising out of or in connection with a Willful Breach hereunder or with respect to claims pursuant to Confidentiality Agreement), the parties agree that each of the Berry Termination Fee and the Amcor Termination Fee constitute liquidated damages, and not a penalty, in reasonable amounts that will compensate Berry or Amcor, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amounts would otherwise be impossible to calculate with precision.

(e)            Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with a Willful Breach hereunder or with respect to claims pursuant to Confidentiality Agreement), in the event that any Berry Termination Fee or Amcor Termination Fee is paid to a party in circumstances in which such fee is payable in accordance with this Section 8.2, (i) the payment of such Berry Termination Fee or Amcor Termination Fee shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or affiliates, and (ii) in no event will the party being paid any Berry Termination Fee or Amcor Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) other than pursuant to Section 5.1(d)(vii), no party nor any affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby. In no event shall any party be required to pay a Berry Termination Fee or Amcor Termination Fee, as applicable, on more than one occasion.

(f)            The Berry Termination Fee and the Amcor Termination Fee:

(i)              (in each case if any) shall be VAT inclusive; and

(ii)             being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT.

(g)           Further and pursuant to Section 8.2(f), each party shall (where required) file its relevant VAT return on the basis that the payment of each such Berry Termination Fee or Amcor Termination Fee falls outside the scope of VAT.

Section 8.3.           Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Berry Stockholder Approval or the Amcor Shareholder Resolution; provided that, after such approvals have been obtained, any amendment of this Agreement that requires approval by the stockholders of Berry or approval by the shareholders of Amcor under Applicable Law shall be subject to such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4.            Extension; Waiver. At any time prior to the Effective Time, either of Berry, on the one hand, or Amcor, on the other hand, may, subject to the proviso of Section 8.3 (and for this purpose treating any extension waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of Amcor or Merger Sub, in the case of an extension by Berry, or of Berry, in the case of an extension by Amcor, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the agreements or conditions for the benefit of any such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
GENERAL PROVISIONS

Section 9.1.            Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

Section 9.2.            Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or delivered by electronic mail (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)            if to Amcor or Merger Sub to:

Amcor plc
3 Parkway North, Suite 300

Deerfield, Illinois 60015
Attention:              Deborah Rasin, Global General Counsel
Email:                      [***]

and

Amcor plc
83 Tower Road North, Warmley, Bristol BS30 8XP

United Kingdom
Attention:              Damien Clayton, Corporate Secretary and General

Counsel - Corporate
Email:                      [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:              Jonathan L. Davis, P.C.

Carlo Zenkner, P.C.
Eric L. Schiele, P.C.
Andrew Norwich

Email:                      [***]

[***]
[***]
[***]

if to Berry, to:

Berry Global Group, Inc.
101 Oakley Street

Evansville, Indiana 47710
Attention:              Jason K. Greene
Email:                      [***]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:              Paul T. Schnell

C. Michael Chitwood

Email:                      [***]

[***]

Section 9.3.            Definitions. For purposes of this Agreement:

(a)           “affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

(b)           “Actual Performance” means actual performance relative to the applicable performance criteria, as determined in good faith by the Compensation Committee of Board of Directors of Berry (in consultation with Amcor) in accordance with the terms of the applicable Berry Benefit Plan (consistent with past practice including positive and negative adjustments, as applicable, but without any discretionary adjustment in respect of the Merger).

(c)           “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other Applicable Law relating to anti-corruption or anti-bribery or the prevention of money laundering.

(d)           “Amcor Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other employee, director, consulting or individual independent contractor compensation or benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control, fringe or other benefit plan, program, contract, policy, arrangement or agreement that is or has been sponsored, maintained or contributed to by Amcor or any of its Subsidiaries or under or with respect to which Amcor or any of its Subsidiaries is obligated to sponsor, maintain or contribute to or under or with respect to which Amcor or any of its Subsidiaries has any current or contingent liability or obligation, but excluding any (i) Multiemployer Plans or (ii) arrangement operated or maintained by a Governmental Entity.

(e)           “Amcor Closing Price” means the volume weighted average price (in U.S. dollars) of an Amcor Ordinary Share over the five (5) Business Days prior to the Closing Date.

(f)            “Amcor Equity Awards” means the Amcor Options, the Amcor RSU Awards and the Amcor PSU Awards.

(g)           “Amcor Option” means an award of options to purchase Amcor Ordinary Shares.

(h)           “Amcor Performance Rights” means an award of performance rights with respect to Amcor Ordinary Shares.

(i)            “Amcor PSU Award” means an award of performance-based vesting restricted stock units or performance rights with respect to Amcor Ordinary Shares.

(j)            “Amcor RSU Award” means an award of time-based vesting restricted stock units relating to Amcor Ordinary Shares.

(k)           “Amcor Tax Certificate” shall mean a customary representation letter from Amcor in a form reasonably acceptable to Tax Opinion Counsel, in support of the Tax Opinion.

(l)            “Amcor Triggering Event” means the Board of Directors of Berry or any committee thereof shall have made a Berry Recommendation Change.

(m)          “Berry Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other employee, director, consulting or individual independent contractor compensation or benefit plan, arrangement or agreement, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe or other benefit plan, program, contract, policy, arrangement or agreement that is or has been sponsored, maintained or contributed to by Berry or any of its Subsidiaries or under or with respect to which Berry or any of its Subsidiaries is obligated to sponsor, maintain or contribute to or under or with respect to which Berry or any of its Subsidiaries has any current or contingent liability or obligation, but excluding any (i) Multiemployer Plan or (ii) arrangement operated or maintained by a Governmental Entity.

(n)           “Berry 2025 Euro Notes” has the meaning given to such term in the definition of “Berry Notes.”

(o)           “Berry Designee” means an individual who is serving as a director on the Board of Directors of Berry as of the date of this Agreement and who meets all of the following criteria: (i) qualifies both (a) as an “independent director” under the listing standards of the NYSE and the applicable rules of the Securities Exchange Commission and (b) as independent director in accordance with published guidance of both Institutional Shareholder Services (ISS) and Glass Lewis & Co.; (ii) has the requisite skill set, background and professional expertise, including taking into account the skill set, background and professional expertise of other members of the Board of Directors of Amcor at such time; and (iii) is designated by Berry and approved by Amcor (such approval not to be unreasonably withheld, conditioned or delayed).

(p)           “Berry Credit Facilities” means, collectively, (i) that certain Fourth Amended and Restated Revolving Credit Agreement, dated as of June 22, 2023 (as amended by that certain Amendment No. 1 to the Fourth Amended and Restated Revolving Credit Agreement, dated as of December 7, 2023, and as amended by that certain Amendment No. 2 to the Fourth Amended and Restated Revolving Credit Agreement, dated as of June 5, 2024, the “Berry Revolving Credit Facility”) by and among Berry, as holdings, Berry Global, Inc. (“BGI”), Berry Plastics Canada, Inc. (the “Canadian Borrower”), RPC Group Limited (the “UK Borrower” and, together with BGI and the Canadian Borrower, the “Berry Borrower”), the lenders party thereto from time to time and Bank of America, N.A, as administrative agent and collateral agent and (ii) that certain Second Amended and Restated Term Loan Credit Agreement, dated as of April 3, 2007 (as amended by the Incremental Assumption Agreement, dated as of February 8, 2013, the Incremental Assumption Agreement, dated as of January 6, 2014, the Incremental Assumption Agreement, dated as of October 1, 2015, the Incremental Assumption Agreement and Amendment, dated as of June 15, 2016, the Incremental Assumption Agreement, dated as of January 19, 2017, the Incremental Assumption Agreement, dated as of February 10, 2017, the Incremental Assumption Agreement, dated as of August 10, 2017, the Incremental Assumption Agreement, dated as of November 27, 2017, the Incremental Assumption Agreement and Amendment, dated as of February 12, 2018, the Incremental Assumption Agreement, dated as of May 16, 2018, the Amendment Agreement, dated as of April 10, 2019, the Incremental Assumption Agreement and Amendment, dated as of July 1, 2019, the Incremental Assumption Agreement, dated as of October 18, 2019, the Incremental Assumption Agreement, dated as of December 17, 2019, the Incremental Assumption Agreement and Amendment, dated as of March 4, 2021, the Incremental Amendment, dated as of June 21, 2023, and the Incremental Assumption Agreement and Amendment, dated of October 10, 2023, the “Berry Term Loan”) by and among Berry, BGI, the lenders from time to time party thereto and Credit Suisse, Cayman Islands Branch, as administrative agent (each, as amended, restated, amended and restated, supplemented or otherwise modified, or refinanced or replaced, in a manner not prohibited hereby from time to time).

(q)           “Berry Notes” means, collectively, (i) the 1.00% First Priority Senior Secured Notes due 2025 issued by BGI pursuant to that certain indenture dated January 2, 2020 (the “Berry 2025 Euro Notes”) by and among BGI, the guarantors party thereto, U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, and Elavon Financial Services DAC, as paying agent, transfer agent and registrar, (ii) the 1.57% First Priority Senior Secured Notes due 2026 issued by BGI pursuant to that certain indenture dated December 22, 2020, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, (iii) the 4.875% First Priority Senior Secured Notes due 2026 issued by Berry Global Escrow Corporation (and thereafter assumed by BGI) pursuant to that certain indenture dated June 5, 2019, by and among BGI (as successor in interest to Berry Global Escrow Corporation), the guarantors party thereto and U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, (iv) 1.65% First Priority Senior Secured Notes due 2027 issued by BGI pursuant to that certain indenture dated June 14, 2021, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, (v) 1.50% First Priority Senior Secured Notes due 2027 issued by BGI pursuant to that certain indenture dated January 2, 2020, by and among BGI, the guarantors party thereto, U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, and Elavon Financial Services DAC, as paying agent, transfer agent and registrar, (vi) 5.50% First Priority Senior Secured Notes due 2028 issued by BGI pursuant to that certain indenture dated March 30, 2023, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association, as trustee and collateral agent, (vii) 5.650% First Priority Senior Secured Notes due 2034 issued by BGI pursuant to that certain indenture dated January 17, 2024, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association, as trustee and collateral agent, (viii) 5.800% First Priority Senior Secured Notes due 2031 issued by BGI pursuant to that certain indenture dated May 28, 2024, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association, as trustee and collateral agent (the Berry Notes referred to in clauses (i) through (viii), the “Berry First Lien Notes”) and (ix) the Berry Second Lien Notes.

(r)            “Berry Revolving Credit Facility” has the meaning given to such term in the definition of “Berry Credit Facilities.”

(s)           “Berry Second Lien Notes” means, collectively, (i) the 4.500% Second Priority Senior Secured Notes due 2026 issued by BGI pursuant to that certain indenture dated January 26, 2018, by and among BGI, the guarantors party thereto and U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent, and (ii) the 5.625% Second Priority Senior Secured Notes due 2027 issued by Berry Global Escrow Corporation (and thereafter assumed by BGI) pursuant to that certain indenture dated June 5, 2019, by and among BGI (as successor in interest to Berry Global Escrow Corporation), the guarantors party thereto and U.S. Bank Trust Company National Association (as successor to U.S. Bank National Association), as trustee and collateral agent.

(t)            “Berry Stock Plans” means, collectively, (i) the 2012 Long-Term Incentive Plan (the “2012 Plan”) and (ii) the 2015 Long-Term Incentive Plan (the “2015 Plan”), in each case, as amended and/or restated from time to time and (iii) any other plan or arrangement pursuant to which compensatory equity awards have been granted by Berry or its Subsidiaries.

(u)           “Berry Tax Certificate” shall mean a customary representation letter from Berry in a form reasonably acceptable to Tax Opinion Counsel, in support of the Tax Opinion.

(v)           “Berry Term Loan” has the meaning given to such term in the definition of “Berry Credit Facilities.”

(w)          “Berry Triggering Event” means the Board of Directors of Amcor or any committee thereof shall have made an Amcor Recommendation Change.

(x)            “Business Day” means any day other than a Saturday, Sunday or federal holiday, or a day on which banks in New York, New York, Melbourne, Australia or the Bailiwick of Jersey, are authorized or obligated by law to close.

(y)           “Clean Team Agreement” means that certain Clean Team Agreement, dated as of October 22, 2024, by and between Berry and Amcor (as such agreement may be amended).

(z)           “Code” means the Internal Revenue Code of 1986.

(aa)         “Companies Law” means the Companies (Jersey) Law 1991.

(bb)         “Contract” means any legally binding contract, note, bond, mortgage, indenture, deed of trust, lease, license, commitment, agreement or other obligation (in each case, other than any Amcor Benefit Plan or Berry Benefit Plan).

(cc)         “Customarily Redacted” means, with respect to any fee letter relating to the Debt Financing (including the Debt Fee Letters), solely the fees amounts, pricing terms, pricing caps, “market flex” and other economic terms being redacted in a customary manner, none of which redactions covers any Prohibited Modification.

(dd)         “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(ee)         “Environmental Laws” means all Applicable Law relating to pollution or protection of the environment, natural resources, or, as it relates to Hazardous Materials, human health and safety, including Applicable Law relating to Releases of, or exposure to, Hazardous Materials, and to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(ff)           “ERISA” means the United States Employee Retirement Income Security Act of 1974.

(gg)         “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that, at any relevant time, includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(hh)         “Ex-Im Laws” means all Applicable Law relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Applicable Law administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

(ii)           “Financing” means any debt or equity financing consummated or proposed to be consummated by Amcor or any of its Subsidiaries in connection with the Merger in order to obtain the Required Amount, including the Debt Financing and any public offering or private placement of any debt securities of Amcor or any of its Subsidiaries.

(jj)            “Financing Sources” means any lender, arranger, bookrunner, administrative agent, syndication agent, underwriter, initial purchaser, placement agent, trustee or other person providing any portion of, or engaged in connection with, the Financing, including the persons party to the Debt Commitment Letter (including those becoming party thereto pursuant to a joinder), and any other person party to any commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit agreements or other agreements entered in connection with the Financing, in each case, together with their affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns; provided that, in no event shall Amcor or any of its affiliates be a Financing Source.

(kk)         “Hazardous Materials” means any material, substance, chemical or waste (or combination thereof) that is (a) listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, or a contaminant, or words of similar meaning or effect under any Applicable Law relating to pollution, waste, the environment, health, safety, or natural resources, or for which liability or standards of conduct may otherwise be imposed pursuant to Environmental Laws, and (b) per- or polyfluoroalkyl substances, petroleum products or byproducts, oil, asbestos, radiation, or polychlorinated biphenyls.

(ll)           “HHNF Spinoff” means the series of transactions which, among other things, provide for the transfer of the business, operations and activities that constitute the majority of Berry’s Health, Hygiene and Specialties segment to Treasure Holdco, Inc., as further described in the definitive agreements with Glatfelter Corporation disclosed in a current report on Form 8-K filed by Berry with the SEC on February 7, 2024.

(mm)        “Intellectual Property” means all (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress, logos, slogans, corporate names, business identifiers and all other indicia of source or origin, together with all goodwill associated with the foregoing (“Trademarks”), (iii) copyrights and works of authorship (whether or not copyrightable), including moral rights of authors, (iv) mask works, (v) Internet domain names, social media identifiers, software (including in source code and object code form), (vi) trade secrets, know-how, processes, formulae, recipes, methods, techniques, procedures, algorithms, specifications, inventions, ideas, marketing materials, customer and supplier lists, and other confidential or proprietary information (“Trade Secrets”), and (vii) other intellectual property, industrial, and similar rights in any jurisdiction and any registrations, applications for registration and renewals therefor.

(nn)         “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems.

(oo)         “knowledge” means the actual knowledge of (i) with respect to Amcor, the persons listed in Section 9.3(oo) of the Amcor Disclosure Letter and (ii) with respect to Berry, the persons listed in Section 9.3(oo) of the Berry Disclosure Letter.

(pp)         “Labor Agreement” means any collective bargaining agreement or similar labor contract with any union, labor organization, works council, or other employee representative.

(qq)         “Material Adverse Effect” on Berry or Amcor means any change, event or development (each, a “Change”) that has had, individually or in the aggregate with all other Changes, a material adverse effect on the business, financial condition or results of operations of Berry and its Subsidiaries, taken as a whole, or Amcor and its Subsidiaries (without giving effect to the Merger), taken as a whole, respectively, excluding any Change to the extent that it results from or arises out of (i) general economic, political, governmental or regulatory conditions or securities, credit, financial or other capital markets conditions (including changes in interest or currency exchange rates, commodity prices or raw material prices), in each case in the United States or any foreign jurisdiction, (ii) any failure, in and of itself, by Berry or Amcor, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period, or any changes in credit ratings of or with respect to Berry or any of its Subsidiaries or Amcor or any of its Subsidiaries, as the case may be, or any of their respective indebtedness and securities (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect on Berry or Amcor, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including any litigation resulting or arising therefrom or with respect thereto or the impact thereof on the relationships of Berry or Amcor, respectively, and their respective Subsidiaries, with customers, suppliers or partners, or compliance with or performance of this Agreement (except that this clause (iii) shall not apply to the representations or warranties in Section 4.1(b)(ii) and Section 4.1(b)(iii), in the case of Berry, and Section 4.2(b)(ii) and Section 4.2(b)(iii), in the case of Amcor, to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), (iv) any change, in and of itself, in the market price or trading volume of the securities of Berry or Amcor, respectively (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect on Berry or Amcor, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (v) any change in Applicable Law or GAAP (or authoritative interpretation or enforcement thereof), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, cyber-attacks by or sponsored by a Governmental Entity, or any trade wars or sanctions, (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) conditions (or changes therein) generally affecting the industries in which Berry or Amcor or any of their respective Subsidiaries operates, (ix) any epidemic, pandemic or other outbreak of illness or disease or public health event (including COVID-19) or (x) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement (provided that this clause (x) shall not apply, with respect to Berry, to any actions taken or not taken in accordance with the covenants set forth in Section 5.1(a) and, with respect to Amcor, to any actions taken or not taken in accordance with the covenants set forth in Section 5.1(b)); provided that the exclusions in clauses (i), (v), (vi), (vii), (viii) and (ix) shall not apply to the extent the Changes set forth therein have a disproportionate impact on Berry and its Subsidiaries, or Amcor and its Subsidiaries (without giving effect to the Merger), as applicable, relative to other participants in the industries in which Berry and its Subsidiaries, or Amcor and its Subsidiaries (without giving effect to the Merger), respectively, operate, in which case the extent (and only the extent) of such disproportionate impact, relative to such other participants, may be taken into account in determining whether there has been a Material Adverse Effect.

(rr)           “Merger Consideration Value” means the product of (x) the Exchange Ratio multiplied by (y) the Amcor Closing Price.

(ss)         “Multiemployer Plan” means any plan that is a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

(tt)          “Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity or arbitrator (in each case, whether temporary, preliminary or permanent).

(uu)         “Payoff Documentation” means, collectively, the Berry Credit Facility Payoff Letters and all termination and release documentation reasonably necessary to provide for or evidence the release of all guarantees supporting and all Liens securing the Berry Credit Facilities, including, if applicable, UCC termination statements, deed of trust, mortgage releases or intellectual property releases.

(vv)         “Permitted Liens” means: (i) Liens imposed by Applicable Law, such as mechanics and materialmen Liens arising or incurred in the ordinary course of business for amounts which are not yet due and payable and (x) which are not, individually or in the aggregate, material or (y) are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto are maintained on the books of Berry or Amcor, as the case may be, in accordance with GAAP, (ii) Liens for taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of Berry or Amcor, as the case may be, in accordance with GAAP, (iii) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (iv) Liens arising from non-exclusive licenses of or grants of rights to use or obligations with respect to Intellectual Property in the ordinary course of business, (v) easements, rights of way, zoning ordinances and other similar Liens of record affecting title to leased or owned real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business of Berry or Amcor conducted thereon, (vi) Liens imposed on the underlying fee interest of any leased real property or real property over which Berry or Amcor has easement or other property rights, (vii) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases for personal property entered into by Berry or Amcor, as the case may be, in the ordinary course of business and (viii) Liens that will be released at or prior to the Closing.

(ww)        “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(xx)          “Personal Data” means any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any Applicable Law.

(yy)         “Redemption Documentation” means, collectively, all documentation required pursuant to the indentures governing the Berry Second Lien Notes and the Berry 2025 Euro Notes in connection with the redemption of such Berry Second Lien Notes or Berry 2025 Euro Notes, as applicable, and the satisfaction and discharge of all obligations under the indentures governing such Berry Second Lien Notes and Berry 2025 Euro Notes, as applicable, and all termination and release documentation reasonably necessary to provide for or evidence the release of all Liens securing the Berry Second Lien Notes and the Berry 2025 Euro Notes, as applicable, including, if applicable, officer’s certificates, legal opinions, UCC termination statements, deed of trust, mortgage releases or intellectual property releases.

(zz)          “Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials), including the atmosphere, indoor air, soil, surface water, groundwater, drinking water supply, or property.

(aaa)       “Representatives” means, when used with respect to any person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such person.

(bbb)      “Required Amount” means cash sufficient to enable Berry to pay the total amount required to be paid to (i) fully satisfy (or cash collateralize) all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations due and payable under or in connection with the Berry Credit Facilities as of the anticipated Closing Date, as set forth in the Berry Credit Facility Payoff Letters (including any customary per diem, to the extent applicable) and (ii) to redeem the Berry Second Lien Notes and satisfy and discharge all obligations of Berry and its Subsidiaries under the indentures governing the Berry Second Lien Notes.

(ccc)        “Sanctioned Country” means any country or region or government thereof that is, or has been at any time since April 24, 2019, the subject or target of a comprehensive embargo under Trade Controls (including, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

(ddd)       “Sanctioned Person” means (i) any person listed in any Sanctions or export-related list of designated persons including those maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, or any European Union member state, (ii) any person located, organized or resident in a country or territory which, at the applicable time, is a Sanctioned Country or (iii) any person 50% or more owned or otherwise controlled by any such person or persons described in the foregoing clauses (i) and (ii), or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

(eee)        “Sanctions” means all Applicable Law relating to economic or financial sanctions or trade embargoes, including those imposed, administered or enforced from time to time by the U.S. government, including through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom.

(fff)         “Subsidiary” means, with respect to any person, any person with respect to which such first person directly or indirectly owns or purports to own, beneficially or of record, (i) an amount of voting securities or other interests in such second person that is sufficient to enable such first person to elect at least a majority of the members of such second person’s board of directors or comparable governing body or (ii) at least 50% of the outstanding equity, voting or financial interests in such second person.

(ggg)      “Swap Contract” means any agreement governing one or more Swap Transactions.

(hhh)       “Swap Transaction” means any transaction that constitutes a “swap” within the meaning of section 1(a)(47) of the Commodity Exchange Act.

(iii)           “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes.

(jjj)           “Taxes” means all taxes (including taxes under Section 59A of the Code), charges, levies or other like assessments imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, environmental, customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding or deduction, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in each case, whether disputed or not and whether primarily or directly chargeable to any person.

(kkk)        “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes;

(lll)           “Tax Opinion” means a written opinion (or, to the extent separately requested by both Berry and the SEC, opinions) from Tax Opinion Counsel, in form and substance reasonably satisfactory to Berry, dated as of the date that the Form S-4 or the Joint Proxy Statement/Prospectus shall have been declared effective by the SEC or such other date(s) as reasonably determined by Amcor and Berry in connection with the preparation and filing of the Form S-4 or the Joint Proxy Statement/Prospectus or otherwise, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Merger will qualify as a reorganization described in Section 368 of the Code, in which no Berry shareholder shall recognize gain or loss, except in respect of cash received in lieu of fractional shares and except as provided in prong (c) of the definition of “Intended Tax Treatment.” In rendering such opinion, the Tax Opinion Counsel may require and rely upon representations contained in the Amcor Tax Certificate and the Berry Tax Certificate.

(mmm)    “Tax Opinion Counsel” shall mean Skadden, Arps, Slate, Meagher & Flom LLP, or other tax counsel to Berry of nationally recognized standing that is reasonably acceptable to Berry (and, in the case of a Tax Opinion requested or required by the SEC, Amcor).

(nnn)       “VAT” means: (a) value added tax imposed pursuant to the Value Added Tax Act 1994 (as amended from time to time) and legislation and regulations supplemental thereto; and (b) value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive together with legislation and regulations supplemental thereto.

(ooo)       “WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar laws.

(ppp)      “Willful Breach” means a material breach of this Agreement that is the consequence of an intentional act or failure to act of a party with the knowledge that such act or failure to act would, or would reasonably be expected to, constitute a material breach of this Agreement.

Section 9.4.            Interpretation.

(a)            When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrase “ordinary course” or “ordinary course of business” shall be construed to mean an action taken, or omitted to be taken, by any person in the ordinary course of such person’s business consistent with past practice. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any statute defined or referred to herein shall mean such statute as from time to time amended (including the rules and regulations promulgated thereunder), unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The phrase “made available” means, with respect to any document, that such document (i) was previously made available to Berry or Amcor in the electronic data room relating to the Merger maintained by Berry or Amcor, as applicable, at least one day prior to the date of this Agreement or (ii) that is publicly available at least one Business Day prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC after (x) with respect to Amcor, July 1, 2023 and (y) with respect to Berry, October 1, 2022.

(b)           Except with respect to Section 6.6, whenever a consent or approval of Berry or Amcor is required under this Agreement, such consent or approval may be executed and delivered only in writing and only by an executive officer of such party.

Section 9.5.            Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 9.6.            Entire Agreement; No Third-Party Beneficiaries; No Additional Representations. This Agreement (and the documents, exhibits and instruments referred to herein), taken together with the Confidentiality Agreement and the Clean Team Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among Amcor and Merger Sub and Berry with respect to the Merger and the other transactions contemplated by this Agreement, and (b) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, other than (i) as provided in Section 6.4; (ii) from and after the Effective Time, the right of the holders of Berry Common Stock or Berry Equity Awards to receive such consideration as provided for in Article III; (iii) the Financing Sources shall be third party beneficiaries of this Section 9.6 and Section 9.14 and (iv) unless the Effective Time shall have occurred, the right of Berry and Amcor, on behalf of the holders of Berry Common Stock or Berry Equity Awards or holders of Amcor Ordinary Shares or Amcor Equity Awards, as applicable, to pursue claims for damages for any breach of this Agreement by Berry or Amcor or Merger Sub, as applicable, that gives rise to any such claim (including damages based on loss of the economic benefits of the transactions contemplated by this Agreement to such holders of Berry Common Stock or Berry Equity Awards or holders of Amcor Ordinary Shares or Amcor Equity Awards, as applicable, including loss of premium offered to such holders) and any damages, settlements, or other amounts recovered or received by Berry or Amcor with respect to such claims may, in Berry’s or Amcor’s sole and absolute discretion, as applicable, be (A) distributed, in whole or in part, by Berry or Amcor to the holders of Berry Common Stock or Amcor Ordinary Shares of record as of any date determined by Berry or Amcor, as applicable; or (B) retained by Berry or Amcor for the use and benefit of Berry or Amcor on behalf of the holders of Berry Common Stock or Berry Equity Awards or Amcor Ordinary Shares or Amcor Equity Awards in any manner Berry or Amcor deems fit. Notwithstanding anything to the contrary in this Agreement to the contrary, the Parties acknowledge and agree that the Amcor Disclosure Letter and the Berry Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement.

Section 9.7.            Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Applicable Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8.            GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 9.9.            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10.         Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11, without proof of actual harm and without the need to post any undertaking, bond or any security in connection therewith (and each party hereby waives any requirement for the securing or posting of any such undertaking, bond or security in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law, unavailable or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11.          Jurisdiction. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (the “Court of Chancery”), or, if (and only if) such court finds that it lacks subject matter jurisdiction, the United States District Court for the District of Delaware (the “Federal Court”), or, if (and only if) each of such Court of Chancery and such Federal Court find they lack subject matter jurisdiction, any state court within the State of Delaware, and, in each case, appellate courts therefrom (collectively, the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat the jurisdiction of such Chosen Courts by motion or other request for leave from such court and (c) agrees that it will not bring any such action in any court other than the Chosen Courts in a manner consistent with this Section 9.11. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 9.2 shall be effective service of process for any such action.

Section 9.12.         Headings, etc. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13.          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.13 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.14.            Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Amcor and its affiliates under or pursuant to any commitment letter or any other agreement entered into with respect to the Debt Financing), each of the parties to this Agreement on behalf of itself and each of its affiliates hereby: (a) agrees that any legal action involving the Financing Sources (whether in law or in equity, whether in contract or in tort or otherwise) arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York located in the City and County of New York or, if that court does not have subject matter jurisdiction, in any New York state court located in the City and County of New York, and any appellate court thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the laws of the State of New York (provided, however, that notwithstanding the forgoing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred), (B) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term may be defined in any commitment letter) and whether as a result of any inaccuracy thereof Amcor or any of its affiliates have the right to terminate its or their obligations hereunder pursuant to Section 8.1(c) or decline to consummate the Closing as a result thereof pursuant to Section 7.2 and (C) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Financing Sources will have any liability to Berry or its affiliates relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Berry or its affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.14 (and the definitions of any terms used in this Section 9.14) and (y) to the extent any amendments, supplements, waivers or other modifications to any provision of this Section 9.14 (or, solely as they relate to such Section, the definitions of any terms used in this Section 9.14) are adverse to the Financing Sources in their capacities as such, such provisions shall not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 9.14 shall in any way affect any party’s or any of their respective affiliates’ rights and remedies under any binding agreement between a Financing Source and such party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

AMCOR PLC

By:	/s/ Ian Wilson
	Name:	Ian Wilson
	Title:	Executive Vice President

AURORA SPIRIT, INC.

By:	/s/ Ian Wilson
	Name:	Ian Wilson
	Title:	President

[Signature Page to Merger Agreement]

BERRY GLOBAL GROUP, INC.

By:	/s/ Kevin J. Kwilinski
	Name:	Kevin J. Kwilinski
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]